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Follow-Up Materials

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REGISTRANT'S NAME CSM

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

FILE NO. 82- 34886 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DATE : 5/16/07

Ann l Report

2006




CSM
CSM

Annual Report

2006

CSM

This annual report is also available in Dutch. In the event of textual inconsistencies between the English and the Dutch version, the latter shall prevail.

[illegible]

Contents



Main Operational Developments in 2006

CSM GROEP

- Implementation of sharpened strategy
- Implementation of the 3-S program led to cost savings of € 62 million
- Announced sale of CSM Sugar (pending approval by the Netherlands competition authority, NMa)
- Divestment of Jantje de Goede and announced divestment of the viennoiserie activities of Délices de la Tour in Le Mans (sale completed in January 2007)
- Acquisition of CGI Desserts
- Share repurchase program totaling € 180 million completed (9% of shares)

BAKERY SUPPLIES EUROPE

- Drastic overhead restructuring at the UK and German organizations
- First successes of combined European procurement organization
- Launch of the European-led R&D organization
- Investments in new capacity for donuts in the UK and Germany and bread snacks in Belgium
- Announced closure of factory in Italy
- Announced restructuring of the current country-based organization into one European organization

BAKERY SUPPLIES NORTH AMERICA

- Announced closure of factory in Elk Grove Village
- Launch of centralized procurement organization
- Merger of Caravan and American Ingredients Company to form Caravan Ingredients
- Investments in two new innovation centers

PURAC

- Transformation of the complete sales and product development organization into three customer segments: Food & Nutrition, Meat, and Chemicals & Pharma
- 8% workforce reduction due to restructuring
- Expansion of the factory in Brazil
- Combined procurement with Bakery Supplies Europe and Bakery Supplies North America
- Construction of the new lactic acid factory in Thailand on track



"The sharpened strategy is proving a success"

INTERVIEW WITH CEO, GERARD HOETMER

"2006 was a good year, characterized from start to finish by a profound metamorphosis in the company, with plenty of momentum to get things moving. The new, sharpened strategy, designed to turn CSM again into a cost-conscious, customer-oriented and innovative top player, is up and running. Nothing has been left untouched. Everywhere, the organization is being adapted to better serve the customers. The new course is obviously bearing fruit, given the improvement in the results for 2006. Our people have delivered an outstanding performance, increasing the company's turnover and profit autonomously during a period of far-reaching restructuring."



How would you describe 2006?

"We made a lot of progress in 2006, with input from each part of the company. Our PURAC Division, which is global market leader in lactic acid and lactic acid derivatives, formed three new customer segments: Food & Nutrition, Meat, and Chemicals & Pharma. The acquisition of CGI Desserts in the US gave us a leading position in the market for frozen cakes and pastry. Caravan and American Ingredients merged into one company specializing in bakery supplies. Europe is currently in the early stages of a radical reorganization, which will dispense with the country-based structure and turn the focus entirely on the customer. The new organisation in three customer segments – artisan bakeries, industrial bakeries, and frozen bakery products – will prepare CSM for the competition in Europe."

What is your most important achievement?



"The new, hands-on mindset at CSM. We deliver on our promises. We have streamlined the organization by closing factories or merging companies, saving on overheads, and building new structures that are more in tune with the customer. PURAC, for example, now has much better contact with its customers. As the market leader in lactic acid and lactic acid derivatives, we have to show leadership and come up with innovations that match the demands of the market. Now, we are well equipped to take on this challenge."

How do others experience the changes?

"We believe that the CSM image is changing and that this is appreciated by the outside world. Take, for example, the naming of CSM as "best supplier of the year" by Tesco in Europe and Albertsons and WalMart in the US, and the visit by analysts to the Unipro plant in Belgium. The reorganization program is also making a mark internally. Sixty percent of the senior management has changed at PURAC and around fifty percent at Bakery Supplies. These are profound changes which are bound to affect the rest of the company. In my view, they are all part of the cultural transformation at CSM, which will enable us to attain our ambitious goals for 2008."

What needs to change in the CSM culture?

"We need to be bolder, more pro-active and more innovative to stay ahead of the competition. The poor results in the recent past have left scars, undermining the self-confidence of our people. We need to get it back. We have a number-one position and that's where we intend to stay. There are excellent career prospects at CSM. We have clear aims with rights *and* obligations. We need to deliver results. We have hired some excellent new people to inject extra momentum



to our efforts – results-focused people with a pro-active, hands-on mindset."

You had to take some major decisions in 2006. Which did you find the toughest?

"The decision to sell the successful Sugar Division was an emotional low for me, because it struck the roots of CSM. Sugar is a profit-making business with a large workforce; there were strong bonds, but rationally this was the right decision. Sugar is much better off with a strategic partner. With a market share of 2% in Europe we are too small to survive in this global market. The sale of part of the loss-making French subsidiary Délices de la Tour (DLT) was also a large disappointment. We had a good plan for DLT but the results fell short. As our financial criteria leave no room for consistent underperformers at CSM, we elected to sell the viennoiserie activities of DLT to a strong player in this sector."

How is the reorganization of the bakery supplies business progressing in Europe?

"We started building a new organization in 2006, modeled on our efforts in the US. Our people worked flat out on the restructuring program. In the course of 2007 the different European countries will be rearranged into three customer segments: artisan bakeries, industrial bakeries, and frozen bakery products. I do not expect to have to bridge large cultural differences. All the people at the top have an international background, they think European. In any case, each country will keep its own sales force because we must stay close to the customer. I do expect, however, that growth in 2007 in Europe will be limited due to this reorganization."

Another key aim of the new strategy is to improve the innovative capability at CSM. What have you achieved in this area in 2006?

We are working hard on improving the innovative capability and customer focus at CSM. We have set up bakery innovation centers in both Europe and the US, which will become operational this year. These centers, located at the main production sites, will work in close collaboration to leverage the knowledge of the business and the market. The bundled expertise will make us far stronger and improve our competitive position. Within PURAC innovation is now clearly anchored in the market units. Groundbreaking products will be the result of these innovation initiatives. The true battle is certainly not won by cost-cutting exercises alone, but also by delivering products with a 'wow' factor."

Are the targets for 2008 on track?

"I have no doubts that we will achieve our targets for 2008. The additional savings from restructuring will gradually decrease this year and we will further increase the savings from procurement. One important event in 2007 is the start of the new lactic acid plant in Thailand in the fourth quarter, which will enable us to produce lactic acid with the latest production methods at a much lower cost price. The spearhead of our strategy is to attain autonomous growth. At the same time we will make acquisitions to reinforce our market-leading positions. We want to realize growth in a prudent manner in high-potential countries such as Brazil, Mexico, China, and Japan. We are already selling bakery mixes on a modest scale in China. I am firmly convinced that there are enough new openings for CSM. In the years ahead we will be able to build on the foundations which are now being laid."





From left to right: R.P. Plantenberg, G.J. Hoetmer, N.J.M. Kramer, G.J. van Nieuwenhuyzen

Company Profile

TURNOVER 2006


88%

OPERATING RESULT* 2006


84%

* Before exceptional items

CSM is an internationally operating company engaged in the development, production, sale and distribution of bakery supplies and food ingredients.
CSM's main product groups are bakery ingredients and products, lactic acid, and lactic acid derivatives.
CSM operates mainly in the business-to-business market. During compilation of this annual report it was still active in sugar. The Netherlands competition authority's (NMa) approval of the sale of the sugar activities to Royal Cosun is still pending.

BAKERY VALUE CHAIN


HARVESTING
RAW MATERIAL PRODUCERS
MILLING/REFINING
COMMODITY PLAYERS
MIXING/PROCESSING
FORMING/BAKING
Industrial Bakers
DISTRIBUTION
3RD PARTY DISTRIBUTION/SALES TO SMALL CUSTOMERS
RETAIL
Food-service & OOH
Artisan Bakers
Industrial Bakeries
Super-Markets & In-store
Customer
• Flour
• Yeast
• Single specialty ingredients
• Concentrates
• Mixes/facts/ fillings/icings
• Cakes
• Donuts
• Muffins
• Specialty bread
• Snacks
• BMUSA national distributor
• Besser, Italy
• Large customer direct delivery

CSM develops and produces ingredients (bread and pastry mixes, bakery fats, pastry fillings) and semi-finished and ready-made products (bread and pastry dough, ready to bake bread and pastry, and frozen ready-made products such as donuts and cakes). It sells these products to its customers directly and through distributors. The main customer categories include artisan bakers, industrial bakeries, supermarkets, and the out-of-home channel. Key raw materials are flour, vegetable oils and fats, yeast, fruit, grains, nuts, and sugar.

LACTIC ACID VALUE CHAIN



HARVESTING
RAW MATERIAL PRODUCERS
MILLING/REFINING
CARBOHYDRATES/SUGAR
FERMENTATION
BIO-TECHNOLOGY
DISTRIBUTION
DISTRIBUTORS TO SMALL CUSTOMERS
CONSUMER GOODS PRODUCERS
Meat
Chemicals & Pharma
Food & Nutrition
Customer
Production plants in: Netherlands, Spain, US, Brazil and building in Thailand
Sales offices around the world

CSM produces lactic acid by means of fermentation, using mainly sugar (in the future also other carbohydrates) as a raw material. Lactic acid, in various qualities, is sold to customers directly or processed into derivatives. An example of an important application for CSM is Purasal™, which is used for meat preservation. The derivatives are sold to large customers directly and to smaller customers through distributors.



North America
Europa
Asia
Middle East
Africa
South America
Australia
Bakery markets covered
PURAC markets covered

CSM is the global market leader in lactic acid and lactic acid derivatives. With its bakery ingredients and products CSM occupies the number-one position in the European market and the number-two position in the North American market.
As a bakery supplies distributor CSM operates mainly in Europe and North America but is also based in South America and Asia. As a distributor of lactic acid and lactic acid derivatives it is active on all continents, with North America being the most important.

Key Figures

millions of euros

	2006	2005
CONTINUING OPERATIONS		
Net turnover	2,421	2,392
Operating result	122	104
Result after taxes	64	40
Earnings per share in euros	0.90	0.54
Cash flow from operating activities	96	69
Cash flow from operating activities per share, in euros	1.36	0.93
Depreciation fixed assets	69	69
Capital expenditure on fixed assets	118	90
ROS % [2]	5.0	4.3
Result after taxes / net turnover %	2.6	1.7
ROCE excluding goodwill % [3]	17.2	14.5
ROCE including goodwill % [4]	7.1	5.7
Number of employees	**8,204**	**8,167**
CONTINUING AND DISCONTINUED OPERATIONS		
Result after taxes	105	423
Earnings per share in euros	1.47	5.72
Number of employees	**8,497**	**8,458**
Shareholders' equity	845	946
Shareholders' equity per share in euros [1]	12.81	13.26
Interest cover [5]	5.6	3.7
Balance sheet total : shareholders' equity	1 : 0.4	1 : 0.4
Net debt position : shareholders' equity [6]	1 : 1.4	1 : 2.2
Current assets : current liabilities	1 : 0.7	1 : 0.6
Net debt position/EBITDA [7]	2.0	1.8
Dividend	**0.80**	**0.80**
Dividend pay-out ratio	54.3	14.0
Number of issued ordinary shares	72,831,132	78,354,449
Number of ordinary shares outstanding with third parties [8]	65,954,285	71,371,595
Number of ordinary shares with dividend rights	65,954,285	71,371,595
Weighted average number of outstanding ordinary shares	71,101,226	74,061,602
Share price as at 31 December	29.17	23.03
Market capitalization as at 31 December	1,924	1,644
Highest price in calendar year	29.57	26.96
Lowest price in calendar year	21.19	20.87

1. Shareholders' equity per share is shareholders' equity divided by the number of ordinary shares with dividend rights.
2. ROS is the operating result from continuing operations divided by net turnover x 100.
3. ROCE excluding goodwill is the operating result for the year divided by the average capital employed excluding goodwill x 100.
4. ROCE including goodwill is the operating result for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
5. Interest cover is the operating result before exceptional items divided by net interest income and charges.
6. Net debt position is the interest-bearing debts minus cash and cash equivalents.
7. EBITDA is "Earnings Before Interest, Taxes, Depreciation and Amortization" before exceptional items, or "Operating result before depreciation and amortization of fixed tangible and intangible assets before exceptional items."
8. Number of shares outstanding with third parties is the number of issued ordinary shares minus the repurchased but not yet withdrawn shares.

millions of euros

Net turnover by region



42,7%
4,9%
Other countries

Net turnover by division



43%

Net turnover Lactic Acid and Bakery Supplies



1200
1000
800
600
400
200
0
Bakery Supplies Europe
2002
2003
2004
2005
2006

Operating result Lactic Acid and Bakery Supplies

Before exceptional items



100
80
60
40
20
0
Bakery Supplies Europe
2002
2003
2004
2005
2006

Financial Objectives and Strategy

The strategy and objectives formulated in last year's annual report remain in place. The strategy is based on leadership in the markets in which we operate and is geared to sustainable and profitable growth of the company with returns above the market average.

We steer the company on the basis of the following criteria:

- ROS (return on sales), i.e. return on net turnover (operating result expressed as a percentage of net turnover)
- ROCE (return on capital employed), i.e. pre-tax return on capital employed (operating result expressed as a percentage of capital employed including paid goodwill).

A ROS of *at least* 8.5% and a ROCE including goodwill of *at least* 12% are expected for CSM as a whole in 2008. CSM applies an internal WACC of 11% before tax.

To reflect the differences between the divisions the criteria for each division are as follows.

	ROS %	ROCE %
CSM Bakery Supplies	**8-10**	**11-13**
PURAC	**15-20**	**15-20**

In addition to these financial criteria we apply a set of Key Performance Indicators (KPIs) for each division. These division-specific KPIs support the divisional directors and the Board of Management in assessing the business developments and steering the operations.
External financial criteria are also important in the assessment of the CSM results. In our view the most important ratios are P/E ratio and enterprise value/EBITDA.

Our new, sharpened strategy is now being implemented. Our goals will be realized under three spearheads:

- creating an efficient and effective organization (3-S)
- optimizing the organization to realize autonomous growth
- investing in and divesting of parts of the company to optimize our market position.

CREATING AN EFFICIENT AND EFFECTIVE ORGANIZATION (3-S)

This will be realized on the basis of our 3-S program: Strong Company, Sharp Team, Solid Performance.
As of 2008, the reorganizations under the 3-S program will deliver annual cost savings of € 110 million as a result of efficiency measures such as factory closures, company mergers, overhead reductions, and rationalization of the organization. The collective procurement of raw materials, consumables and indirect supplies will also play a key role in cutting costs.
In 2005 we announced a phased plan to realize these savings of € 110 million. This entailed (annual) savings of € 55 million in 2006. We did actually realize savings of € 62 million in 2006, so we are on track with our targets. Key initiatives behind these savings are as follows:

- the merger of the distribution companies in North America
- the merger of Baker&Baker and Henry&Henry into Brill
- the reorganization of sales and overheads for the bakery operations in Germany
- procurement projects at PURAC and Bakery Supplies Europe.

We are also optimistic about realizing the savings targets of € 85 and € 110 million which we set for 2007 and 2008 respectively. These targets will be partly achieved by further savings from already implemented projects and partly from projects that are awaiting implementation. One of the most important projects to be launched in 2007 concerns the centralization of storage and the centralized coordination of transportation in the US. This project will reduce the number of warehouses from 63 to 45 and cut the mileage.

OPTIMIZING THE ORGANIZATION TO REALIZE AUTONOMOUS GROWTH

As a company in the end has to improve its results by top-line growth, an optimal positioning of CSM is essential. Our aim for 2008 is to realize, on average, 1-2% above-market growth in our most important market: bakery supplies. The aim for PURAC for 2008 is a compound average growth in turnover in line with the historical growth rate of around 10%.
Optimizing the organization to realize autonomous growth implies a strong focus on the customer. We shall therefore bundle and strengthen our knowledge in a number of important, customer-specific areas.

In 2006, various parts of the company were reorganized to respond better to the needs of the market and the customers:

- PURAC – the entire sales and product development organization was converted into three customer segments: Food & Nutrition, Meat, and Chemicals & Pharma
- Caravan and American Ingredients Company – these two US specialists in bakery supplies were merged to form one company (Caravan Ingredients) which will supply ingredients to the large bakeries in the US.

At the start of 2007, an important organizational project was launched at Bakery Supplies Europe to create a European organization centered around three customer segments: artisan bakeries, industrial bakeries, and frozen bakery products. The transformation of the current country-based set-up into a European organization will constitute a radical but major step toward greater autonomous growth.
Knowledge will have to be bundled and strengthened in three areas:

- Fundamental and applied knowledge of our products in order to realize added-value innovations for our customers
- Insight into the overall chain in which our customers operate in order to improve our services to our customers and strengthen their competitive position
- Identification of consumer trends and developments in order to provide innovations and services which can help our customers meet consumer needs.

In 2006 an R&D director was appointed for all bakery supplies operations and an investment program was started for six research centers, located in both the US and Europe in order to stay as close as possible to the customer.
Further investments in 2007 and 2008 will enable us to augment our specialist knowledge and support us in our pursuit of our growth targets.

INVESTING IN AND DIVESTING OF PARTS OF THE COMPANY TO OPTIMIZE OUR MARKET POSITION

In 2006 we took a drastic decision to sell the Sugar Division. Though we enjoy a good position in the production and sale of sugar, we are not the market leader. With a view to, amongst others, reinforcement of our focus on the activities in which we are actually market leader, we decided to sell the business which formed the roots of CSM.

After the sale of the sugar operations to Royal Cosun, CSM will encompass two core activities: bakery supplies and lactic acid. From this optimal position we shall continue to work toward an even better combination of activities so that we can improve our competitiveness and extend our leadership position.

It is for this purpose that the following steps were taken in 2006:

- The purchase of CGI Desserts in the US: this acquisition will improve our competitive position through the highly efficient production of frozen cakes and pastry and, in combination with Brill (our existing business in this segment), will give us a leading position in this segment.
- The sale of the viennoiserie activities of Délices de la Tour in Le Mans (France). The deal was completed in January 2007. Various reorganization programs and investments in recent years were unable to raise the profitability of these activities (frozen viennoiserie dough) to the required level.

In 2007 we shall continue to create and strengthen our leading positions in our segments via acquisitions. Activities that do not meet our profitability criteria or fit into our strategy will be divested.

Financial Commentary on 2006, Dividend Proposal, Prospects for 2007

RESULTS

Net turnover

Net turnover from continuing operations increased from € 2,392 million to € 2,421 million in 2006, up 1.2%. The comparison of the turnover figures is affected by currency effects and the sale and acquisition of activities. The effect of fluctuations in exchange rates amounted to € 8 million negative and was primarily attributable to the, on average, somewhat weaker US dollar. The sale of activities and the acquisition of CGI Desserts had, on balance, a negative impact of € 18 million. If turnover growth is adjusted for this, autonomous growth would have been 2.3%.

The breakdown of autonomous growth is as follows:

BSNA	**6.6%**	
BSEU	**2.3%**	**negative**
PURAC	**5.0%**	

Bakery Supplies North America continued the positive trend in autonomous growth. All our American operations realized growth.

In Europe, where the reorganization is still in full swing, our companies are focusing on cost reductions in particular and, hence, on improvement of profitability. This has led to the deliberate disposal of turnover, including frozen baguette dough in France and co-packing activities in Italy. Without these disposals autonomous turnover growth in Europe was more or less flat. In line with market developments, the increase in the sales of frozen products, particularly American pastry such as donuts and muffins, offset the limited decrease in bread and pastry ingredients.

PURAC realized autonomous growth due primarily to a volume growth of 6.6%. The price trend and mix effect was 1.4% negative. The shift in the mix to lower-priced products was partially offset by price increases.

Operating result before exceptional items

The operating result from continuing operations before exceptional items increased by € 26.8 million to € 155.1 million, up 21%. Currency effects had a limited impact of € 1.5 million negative. Our results were also adversely affected by a rise in the costs of energy and raw materials, particularly in the price of sugar in the US. The effect of the higher sugar price, which could be absorbed only partially by increased selling prices, was around € 9 million. The contribution by the acquired company CGI Desserts as of September 2006 was in line with our expectations.

Goodwill paid upon the acquisition of CGI Desserts amounted to € 45.6 million. An amount of € 25.8 million has been capitalized for the customer base and other intangible assets. The latter amount will be amortized annually. Amortization for 2006 was € 0.6 million. As in previous fiscal years, goodwill will not be amortized.

The breakdown of the increase in the operating result before exceptional items is as follows:

millions of euros

BSNA	**5.2**	**7.5% Increase in operating result**
BSEU	**11.1**	**19.8% Increase in operating result**
PURAC	**4.8**	**21.4% Increase in operating result**
Corporate	**5.7**	**28.9% Cost reduction**

The improved operating result before exceptional items is attributable to the savings from our 3-S program in particular. Including the additional savings of € 43 million in 2006, the cumulative savings amounted to € 62 million.

The breakdown of the 3-S savings is as follows:

millions of euros	Plan				Total
	2005	**2006**	**2007**	**2008**	**2008**
Savings	**15**	**55**	**85**	**110**	**110**
Restructuring expenses	**60**	**40**	**20**		**120**
	Realised 2005	**Realised 2006**		**Plan 2008**	**Project to date**
Savings per:					
BSEU	4	27			27
BSNA	4	11			11
Bakery Supplies Total	**8**	**38**		**75**	**38**
PURAC	0	12		20	12
Sugar	11	11		12	11
Holding activities	0	1		3	1
Total	**19**	**62**		**110**	**62**
Split in:					
Restructuring projects	19	46		65	46
Purchasing		16		45	16
Restructuring expenses	58	24		120	82
Cash out	25	26		80	51
FTE reductie	696	250			946

Our 3-S program has been underway for 18 months and is on track to realize the announced savings of € 110 million. At the end of 2006, 68% of the planned restructuring savings were realized. Meanwhile, the majority of the restructuring initiatives have been launched.
Collective procurement contributed € 16 million to total savings in 2006. The procurement activities were centralized and professionalized in all the divisions. We therefore expect with certainty to achieve our target for 2008.
Restructuring charges arising from the 3-S program account for € 24.1 million of the € 33.2 million in exceptional items. This brings the restructuring charges from the 3-S program to a total of € 82 million. Other exceptional items include asset impairments at Délices de la Tour, BakeMark Ingrédients France, BakeMark Italia and H.C. Brill, the result from the sale of the operations of Jantje de Goede, and the change to a number of pension plans.

Financial income and charges, and tax

On balance, financial income and charges amounted to € 47.6 million. This item includes the following exceptionals: € 32.7 million in charges associated with the settlement of the US$ 225 million private placement and € 2.3 million in charges arising from the settlement of the convertible bond loan. Financial income and charges also include a positive revaluation of financial instruments to the tune of € 12.9 million.

The tax burden from continuing operations was 14.1% (2005: 12.0%) - lower than expected and due mainly to a tax reorganization in the US which enabled fiscal amortization of past goodwill.
The result from discontinued operations (CSM Sugar) amounted to € 40.9 million. It includes several exceptional items in connection with the intended transfer to Cosun. For example, the depreciation of property, plant and equipment was stopped in accordance with IFRS (positive effect of € 6.7 million). Financing charges are not included in the result and the tax burden is based on the nominal rate in the Netherlands.

BALANCE SHEET

Capital employed excluding goodwill from continuing operations amounted to € 756.2 million, an increase of € 28.8 million compared with 2005 (€ 727.4 million). The main movements were:

millions of euros

Capital expenditure on fixed assets	**117.6**
Depreciation of fixed assets	**- 69.1**
Fixed asset impairment	**- 14.7**
Acquisition of CGI Desserts	**34.5**
Exchange rate differences	**- 30.0**

Our capital expenditure on fixed assets was significantly higher than depreciations in 2006, due mainly to the investment in the new PURAC factory in Thailand (€ 36.8 million) and capacity investments in Europe by the Bakery Supplies Division (€ 23.7 million).
Working capital decreased to € 178.8 million (2005: € 293 million). The reclassification of CSM Sugar decreased working capital by € 90.0 million. Inventories increased by € 11.6 million, trade debtors decreased by € 1.0 million and payables decreased by € 22.1 million. The weaker US dollar at the end of 2006 (€ / US dollar = 1.32) compared with the end of 2005 (€ / US dollar 1.18) led to a decrease in the working capital by € 12 million.
On balance, shareholders' equity before profit appropriation decreased by € 101.5 million to € 844.9 million. The main movements were:

- the addition of € 104.7 million in profit over 2006;
- a decrease of € 57.8 million in connection with the dividend for financial year 2005;
- a decrease of € 155.1 million in connection with the repurchase of depositary receipts of our own shares to optimize the financing structure of the company.

At the end of 2006 the ratio between balance sheet total and shareholders' equity was 1:0.4 (2005: 1:0.4).

CASH FLOW

Cash flow from operating activities from continuing operations was € 96.4 million (2005: € 69.2 million), due mainly to better results.
Cash flow from investment activities was € 180.9 million negative, due primarily to capital expenditure of € 124.5 million on fixed assets and the € 58.9 million acquisition of CGI Desserts.
Cash flow from financing activities includes the share repurchase program (€ 180.0 million), the sale of shares for our share option program (€ 24.9 million positive), and the payment of dividend (€ 57.8 million).

FINANCING

CSM aims to maintain healthy balance sheet ratios and applies a maximum net debt position of 3 x the EBITDA as ratio for debt funding. At the end of 2006 the net debt position was 2 x the EBITDA.
This ratio is applied in combination with a minimum interest cover of 3. The interest cover for 2006 was 5.6.

The net debt position increased by € 166.9 million to € 592.2 million (2005: € 425.3 million) largely as a result of:

- the positive cash flow of € 96.4 million from operating activities (continuing operations);
- capital expenditure of € 124.5 million on fixed assets;
- the balance of repurchasing and selling depositary receipts of own shares worth € 155.1 million;
- payment of a total of € 57.8 million in dividend for financial year 2005;
- positive currency effects of € 41 million.

As at 31 December 2006 the interest-bearing non-current liabilities amounted to € 656.8 million (31 December 2005: € 468.5 million). The average effective interest rate of the non-current liabilities outstanding as at 31 December 2006 was 5.0% and the average remaining term was 3.1 years (31 December 2005: average interest rate 6.23% and average term 5.3 years).

DIVIDEND PROPOSAL

Upon adoption of the financial statements holders of (depositary receipts of) cumulative financing preference shares will receive the statutory dividend.
Holders of ordinary shares and of depositary receipts of ordinary shares will be proposed a cash dividend of € 0.80 per ordinary share for 2006 (pay-out ratio 54.3%). The proposed amount for the cash dividend equals the cash dividend for 2005 (pay-out ratio for 2005: 14.0%).

PROSPECTS FOR 2007

2007 will be another year of substantial progress towards our strategic and financial goals. Our financial goals for 2008 are a ROS of 8.5% and a ROCE of 12%. After the progress we have made in 2006, 2007 will again show a major step forward towards these goals. Strategically very important are the transformation of BSEU into one European organization and the integration of the logistics activities within BSNA. However, both will show their benefits in the years after 2007.
Sales growth will be in line with 2006. The major investments in R&D and the organizational changes should start bearing fruit during 2007, although the impact on 2007 performance will be limited.
With our 3-S program we expect to realize additional savings of € 30 million in 2007, half of which will flow to the bottom line, whereas the other half will fund strategic investments in R&D and marketing.
The acquisitions of CGI Desserts, the specialty ingredients business of ADM, and Wilke Resources (acquired by PURAC) will approximately add € 9 million in EBITA in 2007.
Interest expenses should be in line with 2006 if all 2006 exceptional interest is excluded. Our normal tax burden should be between 25 and 30% of income before tax.
Income from discontinued operations will contain the results of CSM Sugar until the time the divestment is complete.
Capital investments will outpace depreciation mainly due to the final investments for the Thai PURAC factory. We expect working capital as a % of sales to improve slightly.



CSM Bakery Supplies Europe

Calendar year *millions of euros*	**2006 Before exceptional items**	**2006**	**2005 Before exceptional items**	**2005**
Net turnover	**1,041.9**	**1,041.9**	**1,085.6**	**1,085.6**
Operating result	**66.9**	**42.7**	**55.8**	**43.2**
ROS %	**6.4**	**4.1**	**5.1**	**4.0**
ROCE including goodwill %	**8.5**	**5.4**	**6.8**	**5.2**

PROFILE

CSM Bakery Supplies Europe specializes in the development, production and sale of bakery ingredients and products in the business-to-business bakery market. With operations in fourteen countries it is a pan-European organization with a number-one market position. This market in bakery ingredients and products has an estimated value of € 8.5 billion (market share: approximately 12%).

The customers of CSM Bakery Supplies Europe are artisan bakers, bakery chains, in-store bakeries, industrial bakeries, food service, and out-of-home (OOH, the fast-growing market segment comprising, amongst others, restaurants, hotels, lunchrooms, coffee bars, and fast-food chains). The production activities of CSM Bakery Supplies Europe consist of processing raw materials into semi-finished and frozen almost-ready and ready-made products. Its product portfolio includes bakery fats, bread and pastry improvers, baking mixes, fruit and cream fillings, icings, releasing agents, and convenience products (primarily frozen snacks and donuts).

MARKET

Last year, the market for bakery ingredients and products saw cautious growth in the European economy accompanied by a limited rise in consumer spending, but also a price war between retail chains. Volumes remained more or less the same in most market segments with prices coming under pressure due to competition among suppliers.

The following trends are visible:

- As in recent years, there was a limited decline in the number of independent smaller bakeries in the artisan segment, the most important sales channel. This trend will probably continue in the coming years. We consider this segment essential to CSM and aim to enlarge our share in it by, amongst other things, joining forces with artisan bakers to find new growth opportunities via product range innovations. Centralized European steering of the artisan segment, started in 2007, will play a key role in this strategy.
- There was moderate growth in the industrial bakery and bakery chain segment. Our new European-steered structure will strengthen the focus on fats and ingredients for the industrial market in particular. This segment that so far has been less important to us will develop more strongly in the future.
- The in-store bakery (retail chain) segment is growing in all countries, particularly in the case of frozen products which are baked off "in-store" or are ready for consumption after defrosting.
- The strongest growth has occurred in the food service and OOH segment, primarily because of the increase in fast-food restaurants and coffee bars.

STRATEGY

As stated in the Financial Objectives and Strategy section, the CSM strategy will be implemented by:

- creating an efficient and effective organization (3-S)
- optimizing the organization to realize autonomous growth
- investing in and divesting of parts of the company to optimize our market position.

This is applied as follows at Bakery Supplies Europe.

Creating an efficient and effective organization (3-S)

In Europe, steps have been taken in all parts of the company in the past year to improve organizational efficiency and effectiveness. So far, this has taken place within a country perspective. For example, the

British and German companies have made drastic changes to their overhead structures in order to operate faster and more cost-effectively; the Spanish and Portuguese operations have been merged; and factories have been closed in, amongst others, the UK and France.
In addition, the centralized procurement organization, which was set up in Europe in 2005, enables us to leverage economies of scale and knowledge in Europe of the different purchase areas. The buyers remain in their own production organizations so that they can stay in direct contact with the business. We are satisfied with this approach, which has already generated savings in the first year.

Optimizing the organization to realize autonomous growth

As mentioned earlier, this part of the strategy is two-pronged. The aim is to organize the company so that the focus is on the customer and to bundle and develop specialized knowledge for the benefit of our customers.
Our European organization can look back on a successful history of individual country organizations, which have each built up a distinct position in the market. The challenge facing us now is to transform these successful enterprises into one European organization without adversely affecting the strong ties and close contacts with their local customers. This transformation is necessary if we are to provide our separate customer segments – the artisan baker, the industrial baker, and the customer segment for frozen bakery products – with optimal service in the future.
In 2006 we took the first steps toward a European organization. In addition to the European procurement organization, we made a start on a European-led R&D organization. The transition to a customer-oriented European organization will be realized in 2007.

Investing in and divesting of parts of the company to optimize our market position

The most important product ranges in our defined customer segments are:

- bread ingredients
- pastry and cake ingredients
- bakery fats
- frozen bread and pastry specialties, with the primary focus on specialty bread, snack products, and popular "American" pastry: donuts, muffins, American cookies.

Our strategy is geared to further strengthening our leading positions in the respective customer segments by investing in autonomous growth and through acquisitions.
The investments in new capacity for donuts in the UK (completed at the end of 2006) and Germany (due for completion in mid-2007) and for bread and pastry snacks in Belgium are part of our efforts to realize further autonomous growth in our core segments.
The divestment of Jantje de Goede in the Netherlands and the viennoiserie activities of Délices de la Tour in Le Mans, France, should also be seen in this context.

RESULTS 2006 CSM BAKERY SUPPLIES EUROPE

The division's operating result increased substantially, in line with our expectations. Excluding the restructuring charges in connection with our 3-S program and other exceptional items, the division showed an increase of 19.8% compared with 2005. This improvement is attributable to the 3-S program, which resulted in € 27 million for 2006, up € 23 million compared with 2005.
A limited rise in the market prices of raw materials essential to our operations was offset by savings from our centralized procurement.
Turnover in Europe was flat if we take account of the market positions we withdrew from for strategic reasons. For example, we terminated the production of frozen dough for baguettes in France in 2005, sold the operations of Jantje de Goede at the start of 2006, and stopped or lowered the co-packing production at many sites.
This flat turnover should be seen in the light of the development program which we have started in Europe. In 2006 the emphasis was on cost savings and organizational improvements. In 2007 we shall continue to focus on these objectives. In addition, we have made strategic investments in capacity (see above) which will take effect in the coming years.

Net turnover
CSM Bakery Supplies Europe
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There were diverse developments in the various customer segments in 2006. Turnover in the artisan segment remained more or less the same. Non-profitable turnover in the industrial segment was divested and there was growth in turnover from frozen bakery products.
To support this growth in turnover we are investing heavily in capacity for donuts and frozen bread snacks.

Average capital employed excluding goodwill remained more or less unchanged. The main movements were:

- the sale of activities, particularly Jantje de Goede; a positive effect of € 2.4 million
- capital expenditure on fixed assets amounting to € 38.1 million
- depreciation, impairment and divestment of fixed assets amounting to € 40.4 million.

PROSPECTS 2007 CSM BAKERY SUPPLIES EUROPE

2007 will be an important year for the further positioning of our European operations. The transition from a country-based organization to an integrated customer-oriented European organization will make heavy demands on our personnel. The preparations have been intensive and detailed. The plans have been discussed with the stakeholders and fine-tuned in collaboration with experts. We are fully confident that the transition will be successful. The extensive structural change from a country-based to a European organization and the centralized coordination of our R&D activities are essential investments in the future of CSM. Though we expect to see significant benefits after 2007, it is unlikely that the benefits in 2007 itself will outweigh the costs incurred in this year. Sales in 2007 will show limited growth due to the focus on continued restructuring and the fact that the investments in innovation will only contribute substantially in 2008.
Our 3-S program will also make a major contribution to the growth in our operating result in 2007. The procurement program will play a key role in this process. Towards the end of 2006 there was a particularly steep rise in the price of wheat and vegetable oils. Although we expect to absorb this rise in the selling prices in due course, we cannot rule out a limited negative effect on our margins in the short term. On balance, the operating result excluding restructuring charges will grow in line with our targets for 2008 supported by our 3-S program.

Investments will exceed depreciation. This is partly due to the completion of our investment in donut capacity in Germany. Working capital will show a limited improvement.

CSM Bakery Supplies North America

Calendar year *millions of euros*	2006 Before exceptional items	2006	2005 Before exceptional items	2005
Net turnover	**1,084.1**	**1,084.1**	**1,025.0**	**1,025.0**
Operating result	**74.9**	**67.9**	**69.7**	**63.5**
ROS %	**6.9**	**6.3**	**6.8**	**6.2**
ROCE including goodwill %	**12.1**	**10.9**	**9.6**	**8.8**
millions of dollars				
Net turnover	**1,361.5**	**1,361.5**	**1,273.6**	**1,273.6**
Operating result	**94.4**	**85.7**	**85.9**	**78.4**
ROS %	**6.9**	**6.3**	**6.7**	**6.2**
ROCE including goodwill %	**11.9**	**10.8**	**10.0**	**9.1**

PROFILE

CSM Bakery Supplies North America operates in the United States, Canada, and Mexico. The division holds second place in the North American market for bakery ingredients and products, which – excluding commodities but including distribution – has an estimated value of US$ 21 billion.

CSM Bakery Supplies North America has a share of around 7% in this market. In addition to marketing its own products, the division distributes third-party products, thereby capitalizing on its widespread distribution network.

The product groups include baking mixes, fruit and cream fillings, fondant icing, frozen products such as bread, cakes, and cookies, and special ingredients such as emulsifiers and decorations. The main sales channels are in-store, artisan, industrial, and food service/OOH. OOH (Out-of-Home) represents the hotel, restaurant, lunchroom, coffee bar and fast-food chain segments.

MARKET

The artisan bakery segment remained stable. As in previous years, relatively fast growth occurred in the in-store bakery chains, largely due to the rising popularity of superstores and clubstores. This is the largest market segment for the division, where both Brill and the newly acquired CGI Desserts enjoy strong positions. The demand for frozen products, including cakes, cookies and almost-ready items increased in particular. The demand from the industrial bakeries remained at around the same level, but the trend toward healthy eating pushed up the demand for wholemeal bread mixes.

Food service/OOH is the fastest growing segment, largely due to the rising demand from restaurant chains. Some important trends are visible at present and influencing almost all segments of the market for bakery ingredients and products:

- A growing demand for healthy food: in the wake of the low-carb trend (products with fewer carbohydrates) consumer organizations and the public are becoming increasingly aware of "good carbs" and transfat-free products. Closer attention to obesity-related problems and type II diabetes among both young and old are boosting the demand for wholegrain products and products with no added sugar.
- A growing demand for high-quality, almost-ready frozen products and bakery ingredients.
- The need for longer shelf-life.
- A larger demand for pastry products as a result of the relatively rapid growth of "Hispanic" population groups in the US.
- Mounting pressure due to legislation on transfat-free products.

While these trends put pressure on the sales of traditional products, they also offer new perspectives for CSM.

STRATEGY

As stated in the Financial Objectives and Strategy section, the CSM strategy will be implemented by:

- creating an efficient and effective organization (3-S)
- optimizing the organization to realize autonomous growth
- investing in and divesting of parts of the company to optimize our market position.

This is applied as follows at Bakery Supplies North America.

Creating an efficient and effective organization (3-S)

In 2006 we announced the imminent closure of the plant in Elk Grove Village. The subsequent loss of capacity will be made up in other plants in the US, supported partly by limited investment. This will improve the utilization rate at these plants.

Backed up by European experience, we started developing a centralized procurement organization in the US in the second half of 2006. The buyers will continue to be based in their own production organizations so that they can stay in direct contact with the business.

For 2007, the US organization will start to integrate the logistical operations of the separate businesses. The measures to reduce storage centers and transportation costs will generate savings as well as improve customer service.

Optimizing the organization to realize autonomous growth

In 2006 we finished reorganizing the product-market combinations into sufficiently sized units. This process was initiated in 2005 by:

- merging Henry&Henry and Baker&Baker into Brill to provide the in-store and food service segments with bakery products;
- merging BakeMark East and BakeMark West to distribute bakery products to smaller customers.

In 2006 Caravan Products and American Ingredients Company were merged to form a business (Caravan Ingredients) that specializes in the sale of ingredients and mixes to medium-sized and industrial bakeries, in particular.

In 2006 we set up two innovation centers, one at Brill headquarters in Atlanta and one at the headquarters of Caravan Ingredients in Kansas. Meantime, steps have been taken to recruit product specialists, under the supervision of the R&D director responsible for both bakery divisions.

Investing in and divesting of parts of the company to optimize our market position

Various activities have been divested in recent years as part of the strategy to reorganize the division into strong businesses, each focusing on one product-market combination. In 2005, several BakeMark distribution centers and the defoamer operations of American Ingredients Company were sold for this purpose. Now that the reorganization is complete and the businesses are growing, the time has come to reinforce the growth and the market positions with acquisitions. The purchase of CGI Desserts (Camelot Desserts) in September 2006 was part of this plan. CGI Desserts, which is based in Houston, Texas, specializes in frozen cakes and pastry for the supermarket channel. It has developed a highly efficient production method which enables it to compete and operate successfully in this market. This acquisition, combined with the position of Brill, gives us a leading position in this market and affords Brill an excellent opportunity to further improve its position in the food service segment.

Net turnover CSM Bakery Supplies North America
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RESULTS 2006 CSM BAKERY SUPPLIES NORTH AMERICA

The operating result in US dollars, excluding restructuring charges and other exceptional items, improved by 9.9%. A considerable rise in the price of sugar on the US market had a strongly negative impact on this growth. The sugar price rose largely because of lower supplies in the wake of Hurricane Katrina. We expected it to fall again in the short term. To sustain our growth in the market we decided to raise our prices only slightly or not at all. As a result, the operating result for 2006 has been negatively affected to the value of US$ 11 million. The savings generated by our 3-S program amounted to US$ 14 million in 2006, an increase of US$ 9 million compared with 2005. This is in line with our expectations.

Turnover showed autonomous growth of 6.6%. The improved mix and a limited rise in the prices made the most important contribution to growth. We are content with this result as it reflects our successful strategy. Growth occurred in all our activities, but particularly in frozen products – as in Europe.

Capital employed excluding goodwill increased by US$ 30.0 million, due to the combined effects of:

- the acquisition of CGI Desserts with an effect of US$ 31 million
- an increase in working capital; a negative effect of US$ 8 million
- capital expenditure on fixed assets amounting to US$ 20 million
- depreciation, impairment and divestment of fixed assets amounting to US$ 29 million.

PROSPECTS 2007 CSM BAKERY SUPPLIES NORTH AMERICA

We expect organic growth to continue in 2007. However, given the integration programs at our ingredients businesses and the complex logistical project scheduled to start in 2007, growth may be at a slightly lower level. We do not expect the additional innovation efforts to contribute to the result until 2008.

The operating result will benefit from the additional organic growth. Also, CGI Desserts' operating result will be consolidated for the full year and the recently acquired Archer Daniels Midland (ADM) specialty ingredients business as of 1 February 2007. These acquisitions will generate a total of US$ 11 million EBITA in 2007. We further expect a positive effect from the fall in the price of sugar in recent months and the 3-S program. In 2007, we shall reap the benefits of the centralized procurement program in particular. The operating result will increase in line with our targets for 2008.

Capital expenditure on fixed assets will be higher than depreciation. A limited decline is expected in working capital.



Calendar year *millions of euros*	2006 Before exceptional items	2006	2005 Before exceptional items	2005
Net turnover	**295.4**	**295.4**	**281.0**	**281.0**
Operating result	**27.3**	**21.8**	**22.5**	**17.0**
ROS %	**9.2**	**7.4**	**8.0**	**6.0**
ROCE including goodwill %	**8.7**	**6.9**	**7.8**	**5.9**

PROFILE

PURAC is the global market leader in lactic acid and lactic acid derivatives. It produces natural lactic acid biochemically by means of fermentation.

The worldwide marketing and sale of the product range takes place through PURAC's own network of sales offices, supplemented by a large number of agents/distributors.
Lactic acid and lactic acid derivatives have many different uses in the manufacture of food, animal feed, pharmaceuticals, cosmetics, micro-electronics, and chemical and technological products. In addition, a wide range of gluconic acid and gluconic acid derivatives are produced for use in food, pharmaceutical and technological products. The main applications concern improvements to food features, such as mineral enrichment, acidity regulation, prolonging shelf-life, and improving taste profiles. Like lactic acid, gluconic acid is manufactured biochemically with fermentation technology. Other products are lactic-acid-based biomaterials for the medical industry and lactitol for the pharmaceutical and food industries.
Lactic acid and gluconic acid (derivatives) are produced at six sites, two in the Netherlands, two in the USA, one in Brazil, and one in Spain. The lactic acid factory in Thailand, which is currently under construction, will go into operation in the fourth quarter of 2007.

MARKET

The market for lactic acid and lactic acid derivatives has seen compound average growth of more than 10% in the past 20 years. Food safety, health and environmental-friendliness are the trends we respond to in our product innovation. Volume growth has been lower in the past few years (approximately 8% for 2005 and 2006) and competition has made it difficult for us to pass on the increase in the price of raw materials to our selling prices.

Volume growth in the market for lactic acid and lactic acid derivatives is realized by autonomous growth in existing applications and the introduction of new ones. Between 2003 and 2005 the market expanded through autonomous growth in existing products and, especially, through innovation by PURAC in meat preservatives. During this period the meat preservative market grew substantially to approximately € 50 million. Because of the increased competition in this lucrative market and a preference among large customers to appoint a second supplier besides PURAC in order to limit supply risks, PURAC realized less than its proportional share in this market in 2005 and 2006. No large, successful new innovations have been realized in 2005 and 2006, but we are confident that the new R&D strategy will bear fruit. We do, however, need to stress that the market will need time to adopt our innovations as, in many cases, they will result in reformulations of the customers' end products.
Interest is increasing among potential producers of bio-degradable plastics for Poly Lactic Acid (PLA). PURAC on a fairly regular basis sends sample consignments to pilot plants. The growth in the production of LA-based plastics is being influenced by the huge investments required of potential producers. Based on the anticipated worldwide demand for PLA in the coming years, we are optimistic about enlarging production volumes in the future. The demand for PLA is expected to grow through the increase in the demand for bio-degradable plastics, which is driven, amongst others, by changes to national legislation. Secondly, the rise in the price of oil has sharply pushed up the costs of conventional chemical plastics, thereby improving the competitive position of PLA.

STRATEGY

As stated in the Financial Objectives and Strategy section, the CSM strategy will be implemented by:

- creating an efficient and effective organization (3-S)
- optimizing the organization to realize autonomous growth
- investing in and divesting of parts of the company to optimize our market position.

This is applied as follows at PURAC.

Creating an efficient and effective organization (3-S)

The cost savings of € 12 million realized through the 3-S program indicate that PURAC has made a promising start on improving its organizational efficiency and effectiveness. In 2006 we already achieved 60% of the 2008 target of at least € 20 million thanks to, amongst others, an 8% reduction in the total workforce at the largest locations, the optimization of plants, the introduction of improved technology, and procurement savings.

The construction of a new lactic acid factory in Thailand with capacity for 100,000 tons should be seen in this context. Economies of scale and state-of-the-art production methods will enable us to significantly lower the cost price of lactic acid.

Optimizing the organization to realize autonomous growth

In 2006 the entire sales and product development organization was transformed into three customer segments: Food & Nutrition, Meat, and Chemicals & Pharma. This led to better coordination between PURAC and its customers and a more market-oriented development of new products. The R&D expenditure at PURAC remains at a high level. This is of strategic importance to the division. The market for lactic acid has grown by around 10% in recent years, a large part of which is attributable to the development of new applications for lactic acid and lactic acid derivatives. PURAC is asserting its role as global leader by feeding the market with breakthrough innovations.

Investing in and divesting of parts of the company to optimize our market position

To secure further growth PURAC will have to concentrate on the segments where it is market leader and where it sees growth opportunities. This may involve strengthening particular customer and product segments or scaling them down in other situations. In 2006 PURAC worked hard to adapt its organization and is now entirely focused on the most important customer segments.

RESULTS 2006 PURAC

The operating result, excluding restructuring charges and other exceptional items, increased by € 4.8 million or 21.4%. This is an important turnaround as PURAC's operating result had shown negative growth in the past three years. We see this turnaround as confirmation that the strategic adaptations in 2005 are beginning to pay off. The result was negatively affected by the increase in the price of energy, sugar and other raw materials (€ 8.6 million), and the investment in Thailand (€ 2.4 million). These negative effects are, however, more than offset by the higher turnover of € 14.4 million and the cost savings of € 12.0 million from the 3-S program.

Turnover increased autonomously by 5.0% - as a result of, on balance, volume growth of 6.6% and a limited price rise at the start of 2006, on the one hand, and the negative effects of a less favorable product mix and price pressure in specific segments, on the other. The shift in the mix to products with a lower selling price is due mainly to larger sales of ingredients for animal feed. The ban on antibiotics as bacteria-blockers in animal feed has significantly boosted the sales of lactic acid as a substitute.

Volume growth was limited compared with the average over the past years and driven mainly by growth in existing applications. The new market-oriented development organization will have to significantly stimulate growth in the years ahead by means of new applications.

Net turnover PURAC
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Capital employed excluding goodwill increased by € 34.2 million. The main movements were:

- higher inventory closing value of approximately € 6 million due to the purchase of a high volume of sugar at favorable conditions at the end of 2006
- capital expenditure on fixed assets amounting to € 62.2 million, € 36.8 million of which on the plant in Thailand
- depreciation of fixed assets amounting to € 26.5 million

PROSPECTS 2007 PURAC

We anticipate a growth in sales, which is in line with the average market growth over the past years of 8 to 10%. The effects of the improved coordination with our customers through the reorganization into customer segments will become visible in 2007. We feel encouraged by the new customer and new product pipelines. Price increases are necessary to cover the higher costs of energy, sugar and corn syrup in particular. As PURAC had already covered most of the sugar deliveries for 2006 at the start of the year, it did not feel the effect of the increase in prices on the world market until 2007. The extent to which the increase in the costs of raw materials can be absorbed by the announced and - partially - implemented price rises will have an impact on PURAC's operating result. One important factor for PURAC is the development of the exchange rate of the US dollar against the euro and the Brazilian real. PURAC faces an exchange rate loss from the recent fall in the US dollar against both currencies. This is due to the fact that a large part of the sales in the US is produced in Europe and Brazil. Local competition makes it difficult to offset this exchange rate difference via the selling prices. An exchange rate of US$ 1.30 to the euro causes a negative effect of around € 2 million on PURAC's operating result compared to 2006. The costs of the investment in Thailand will further increase in 2007. The intention is to start up the plant in the fourth quarter of 2007. We do not expect any deliveries from the new plant in 2007. We expect growth and further savings under the 3-S program to again improve PURAC's operating result as planned.
It should be noted that, in contrast with our bakery business, PURAC will not achieve its 2008 targets gradually, but will improve its results at an accelerated pace in 2008 when the new plant in Thailand becomes operational. The new plant will produce at a far lower cost price and hence will have a significant positive impact on the result. Up to and including 2007, the construction of the new factory will generate substantial costs which will be largely capitalized but will also have a significantly negative impact on the profit and loss account. Capital expenditure in 2007 will again far outweigh depreciations because of the completion of the new plant in Thailand. Up to and including 2006 € 43 million has been invested of the total announced investment of € 98 million.

Working capital will grow in line with turnover.

CSM Sugar

On 21 July 2006 CSM announced its intention to sell CSM Sugar to Royal Cosun. The intended transaction has been submitted to the Netherlands Competition Authority (NMa) for approval. At the time of going to press, we are still waiting for the NMa to approve the sale. We expect this to be forthcoming in the first quarter of 2007.
The figures for CSM Sugar are therefore reported as discontinued operations.

Calendar year *millions of euros*	**2006 Before exceptional items**	**2006**	**2005 Before exceptional items**	**2005**
Net turnover	**267.9**	**267.9**	**226.4**	**226.4**
Operating result	**53.7**	**57.3**	**40.8**	**30.3**
ROS %	**20.0**	**21.4**	**18.0**	**13.4**
ROCE including goodwill %	**56.1**	**60.0**	**36.1**	**26.8**

PROFILE

CSM Sugar manufactures sugar from beet and sells sugar and sugar specialties to the industrial and consumer markets. CSM Sugar occupies a number-two position on the Dutch market and is one of the most efficient sugar producers in Europe.

The bulk of the produced sugar is sold to industrial customers in the Netherlands and Europe whose quality and logistical demands determine how this takes place. Another part of the sugar is sold in consumer packaging and includes a wide selection of sugar cubes, sugar sticks, syrup, and table sugar in a variety of packaging.
By-products such as pulp and lime are processed into high-quality animal feed (Cesem) and lime fertilizer (Betacal) respectively and sold on the agricultural market. The molasses (liquid residue from sugar production which is uneconomical to crystallize further) is sold as a raw ingredient for the alcohol, yeast and animal feed industries.

MARKET

The new EU sugar regime went into effect on 1 July 2006.
It aims far-reaching specialization and efficiency improvements in the European sugar sector. Inefficient parts of the European chain should discontinue operations. The price of sugar and beet will fall by around 35% to levels which are more in line with the world market.

RESULTS FOR 2006

Net turnover increased by more than € 41 million. Compared with the previous year a higher volume of around 44,000 tons in quota sugar was sold in the reporting year. Exports to non-EU countries and a higher volume in the EU accounted for the additional volume. However, increasing price pressure in the EU adversely affected the growth in turnover.

The turnover from C sugar was significantly higher than last year due to the larger volume and substantially higher price on the world market.
The higher turnover volume, the price rise on the world market and a strong decrease in the production levy contributed significantly to the positive development of the operating result.
Increased pressure on the margins and the strong rise in the price of energy impacted the result negatively.
In accordance with IFRS depreciation of fixed assets stopped upon announcement of the sale. This has a positive effect of € 6.7 million on the operating result for 2006.

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EXCEPTIONAL ITEMS

The employer's health insurance contribution to retired workers was abolished in 2006 due to the implementation of new healthcare legislation. Against this background, CSM Sugar made a one-off payment to the people involved. A number of items associated with the divestment of the division have also been charged to CSM Sugar's result.

INVESTMENTS AND DIVESTMENTS

Investments during the reporting year mainly concerned replacement investments because of the intended sale. The investments amounted to € 4.1 million.

2006 CAMPAIGN

CSM Sugar had a good campaign. Despite bad summer weather (hot in July, wet in August) the sugar content of the beet still reached the multi-year average due to favorable weather in the fall. The rise in the price of energy had a strongly negative effect on the campaign costs.



Sustainability and Continuity

Sustainability Report

A separate Sustainability Report will be published which can be downloaded from the CSM website. For this reason, the Annual Report will only outline the main points.

EMPLOYEES AND ORGANIZATION

Social Policy

Our personnel play a crucial role in the growth and success of the company. CSM feels responsible for its employees and has incorporated this in its core values.

Important principles in CSM's social policy include:

- to recruit, develop and promote employees on the basis of the talents and skills required for the job;
- to provide safe and healthy working conditions;
- to encourage and support individual and team initiatives to further improve the results, reputation and growth potential of CSM;
- to strive for an excellent performance and the subsequent rewards.

CSM attaches great significance to maintaining close relationships between executives, senior managers, and emerging talent. Much attention is paid to open and honest communication.

The principles of the Personnel and Organization policy are maintained at corporate level, where the contours are also drawn for employee rewards, assessment, and development. The national and international HR policy is also coordinated at corporate level. Within this context the CSM divisions and operating companies are responsible for attuning the HR policy with the culture, market requirements, and other aspects of the respective organization.

Human Resources Strategy

During 2006 CSM continued implementing its Human Resources strategy as defined some years ago. The strategy is geared towards initiatives and measures which contribute to growth, innovation, leadership, and cost-effectiveness. The aimed reinforcement of (senior) management has taken further shape by providing in-house talent with opportunities and successfully recruiting experienced talent on the labor market.

As well as implementing the existing Management Development program, the first steps were taken to link Management Development to Succession Planning in 2006. This will enable CSM to steer even more on the basis of the optimum ratio between internally trained managers and the external inflow of managers. Last year, numerous actions were undertaken to turn CSM into a more results-focused company. CSM must again become a cost-conscious, customer-oriented and innovative player. Where necessary, the organization will be adapted and streamlined to provide the customer with better service. Working on innovation is only expedient if the needs of the customers and consumers are better understood. The required cultural change starts at the top. This is why around half the management has changed at Bakery Supplies and sixty percent at PURAC. Obviously, this will have an effect on the rest of the company. Confidence is increasing again. People like to work for a decisive, enterprising organization. They want to be proud of their own company.

The remuneration policy for senior management has been brought into line with the remuneration policy for the Board of Management. The performance criteria are more challenging than before and are linked to both the short- and long-term corporate objectives. A share plan has therefore been introduced as a long-term incentive for senior management. To acquire shares in the longer term both CSM and the individual manager must meet predefined performance criteria. Part of the share plan is that senior managers themselves also acquire shares in CSM. Everything is geared to increasing management commitment to the success of CSM. Also, where applicable, the pension plans for senior management have been converted into defined contribution pension plans.

With a view to controlling costs steps were taken in various countries to convert existing pension plans into average-pay or defined contribution pension plans for personnel other than senior management.

Consultative Framework

At its ordinary meeting on 28 March 2006 the European Works Council (EWC) discussed the strategy, the announced sale of CSM Sugar, the developments within CSM and its divisions, the 3-S program, and the new appointments to the Board of Management. In addition, the new agreement between the EWC and CSM nv was approved and signed by the parties involved.

Number of Employees

The average workforce decreased to 8,090 in calendar year 2006, due mainly to restructuring in Europe. The distribution of the employees over the various regions is shown in the table below.

Number of employees	31.12.2006	31.12.2005
The Netherlands	786	897
Rest of Europe	3,729	4,001
North America	3,348	3,481
Rest of the world	227	207
Total	**8,090**	**8,586**

THE ENVIRONMENT

Main Developments by Division

CSM Bakery Supplies Europe

Since August 2006 the Delmenhorst site of BakeMark Deutschland has been using used frying oil as a fuel, replacing natural gas or oil. A new process was developed to prepare the used frying oil for use in a steam boiler that has been adapted for this purpose. The new process delivers financial savings and has a positive impact on the environment. The site was awarded a special "Energy" prize in an environmental contest ("Bremer Umweltpreis") for industries in the Bremen region.

BakeMark Italia now purchases its oil on the European market instead of the local market, thereby realizing considerable savings. It has also adopted the intermodal transport system for transporting the oil from the refineries in Northern Europe to its blending and production plant in Crema. Intermodal transport is an efficient "door-to-door" method of transport, using two or more modes of transport in an integrated transport chain. Each mode of transport has its own benefits such as high levels of safety, flexibility, low energy consumption, or less impact on the environment. Each transport mode plays a role in building transport chains which overall are more efficient, cost-effective, and sustainable.

At the Gerlenhofen site of BakeMark Deutschland a successful energy savings program was set up. The target was to maximally reduce the use of heating fuel. Steam and hot water are being used for heating the process lines, tank yard, and personnel facilities. Moreover, Gerlenhofen invested in a new boiler house with a heat recovery system.
Various other minor projects were launched to reduce, insofar as possible, the required process temperatures of water and steam. Consequently, the use of heating fuel was reduced by some 20% in 2006 compared to 2005.

At the Carels site in Goes the Chemical Oxygen Demand (COD) values in the waste water were significantly reduced as a result of a change to the equipment cleaning system.

CSM Bakery Supplies North America

Caravan Ingredients also uses the intermodal transport system as a cost-effective and sustainable means to transport products. It lowers fuel consumption while reducing the level of pollutants emitted.
Energy efficiencies were accomplished at the Caravan Ingredients site in Dolton thanks to an automated controlled vacuum pump system which reduces the use of water, natural gas, and electricity.
Inefficient steam ejectors were replaced in the distilled monoglyceride plant in Grandview, thereby reducing utilities by 90%.
At H.C. Brill's Tucker (Georgia) plant, a targeted improvement project on energy savings, waste reduction and productivity improvements was launched as part of the TPM culture and our focus on sustainability.

PURAC

In 2006 PURAC started implementing a division-wide safety improvement program at all its production sites. This safety program intends to create an injury-free work environment for all operations.

PURAC also launched a division-wide phased energy savings initiative at all its production sites.
The ultimate goal of this energy-saving initiative is to implement measures and projects that will generate substantial annual savings in energy costs in the coming years compared to 2006, assuming similar production volumes.

TPM

A few years ago CSM decided to implement Total Productive Maintenance (TPM) as an excellence program in all its plants to improve competitiveness. Implementing TPM is a continuing and long-term process.

Meanwhile, most plants have full-time TPM coordinators to help develop a TPM Masterplan and to promote and control the standardization of the TPM implementation. TPM enables the achievement of significant and sustainable results due to a common shared goal and teamwork.
By following standard operating procedures disruptions in production processes are minimized. Equipment losses have been reduced significantly in many plants and operating efficiencies have been improved.
Autonomous maintenance was introduced in many plants. This implies that operator teams perform routine maintenance tasks and participate in improvement efforts to prevent accelerated equipment deterioration and maintain optimum machine conditions.
Thanks to the efficiency improvements maintenance personnel can dedicate more time to activities with higher added value such as continuous improvement of equipment reliability.

In 2006 certain plants saw some delay in the further implementation of TPM due to the restructuring activities. Several plants are scheduled to be ready in 2007 for the Japan Institute of Plant Maintenance (JIPM) Award, the TPM Excellence Award.

Research and Development

Future turnover growth will be driven by innovation in the product portfolio on the one hand and further development of customer support on the other. This is why the combination of innovation and customer support is one of CSM's policy spearheads. In 2006 our focus on innovation led to a number of important changes in the R&D organization, substantial investments in innovation centers, and the introduction of a uniform best-of-class process – the "inno-engine" process - based on best practices of leading companies.

CHANGES IN THE R&D ORGANIZATION

Bakery Supplies

Until recently, each operating company had its own development program. Since 2006 this has been coordinated centrally. Mid- and long-term research have been concentrated globally to prevent the fragmentation of knowledge and resources. Application and product development will be concentrated according to technology and will stay close to the market, thereby enabling a rapid response to customer needs.
In 2006 Bakery Supplies made a start on the construction of two new innovation centers in the US, one specializing in frozen products and pastry ingredients and the other in bread ingredients and emulsifiers for bakery products. In Europe four similar centers will emerge for bread ingredients, bakery fats, pastry ingredients, and frozen products respectively. These centers will work closely together and are being or will be built near the main production sites to ensure that business and market expertise are adequately shared.

PURAC

To increase the market orientation at PURAC the sales, marketing and development activities were reorganized in 2006. The fundamental research for the innovation activities will still be run centrally. Experts will use the knowledge from this research to develop – often in collaboration with our customers – new products which meet the demand in our Meat, Food & Nutrition, and Chemicals & Pharma markets. We believe that such integration will enable us to enhance the effectiveness of our innovation activities and hence increase new product turnover and contribution.

R&D AREAS OF FOCUS

CSM is being challenged by international trends in health, quality and convenience, but also in environmental-friendliness and globalization. The product group strategies are attuned to these trends and form the launching pad for our R&D program.
Basically, what this means is that the CSM Bakery Supplies divisions are concentrating their research on the nutritional enrichment of bread (White+), the reduction of additives and less healthy substances (elimination of trans-fats), the adaptation of what are now international products (donuts, muffins, cookies) to local tastes, and the ongoing improvement of quality and convenience.
PURAC is responding to these trends by enriching food with minerals and vitamins, by using the natural conservation properties of lactic acid to prolong the shelf-life of fresh products, and by offering top-quality lactic acid for the production of bio-degradable plastics (polylactic acid, PLA).

PROGRESS IN 2006

Last year we focused primarily on building up a good innovation process and on investing in a good infrastructure for both fundamental research and the development of applications for our customers. Our successes in 2006 were realized mostly in new applications for and variations on certain existing products.

Important launches for the Bakery Supplies divisions in 2006:

- A product line in natural label-friendly bread mixes and bread improvers in both Germany and North America
- An "organic" product line in chef-style premium snack products and a new product line in premium American-style muffins in Germany
- Premium donuts with frozen/defrost-stable glazing in the UK
- A product line in cold glazing and fruit fillings for the pastry segment and extensions to the product line in stone-oven floor-baked bread in France
- Trans Fat Free (TFF) and hydrogenated-oil-free bakery fat in Italy and the US

TFF products for icings, toppings, cookies, muffins, puff pastry, fluid shortenings, and sprinkles, as a result of the strong demand for TFF products in the North American market.

As a result of these launches, new products account for 7% of our total turnover. Our aim is to realize 15% of our turnover from new products by 2008. The term "new product" refers to any product which has been launched in the past two years.

Important launches for PURAC in 2006:

- New meat conservation products based on patented technologies
- New Food & Nutrition products for "mineral fortification" in sports, energy and health drinks
- New applications for, amongst others, disinfection, intended for technical markets.

The turnover from these new products is still limited. In contrast with bakery supplies, there is a time lapse between the introduction of new products and acceptance by our customers. This is because an innovation by PURAC usually involves changing the recipe for the customer's product.

PROSPECTS FOR 2007

We are convinced that the programs we pursued in 2006 to professionalize and modernize our R&D activities will be successful. We expect to see an increase in turnover from new products at Bakery Supplies and an improvement in the margin on these products. Our efforts to realize this increase will be supported by combining expertise and skills and by knowledge-sharing on the trends in the various markets in which we operate.

The success from the product launches at PURAC will be discernible in 2007 but, given the time lapse between launch and acceptance, will only become clearly visible in the turnover figures for 2008.

In 2007 we shall intensify our R&D activities. In line with our strategy, costs and capital expenditure will rise, largely as a result of the completion of the innovation centers which we started building in 2006.

Risk Management

CSM'S RISK PROFILE

CSM's operations are characterized by a relatively low market-related risk profile. The demand for bakery products, a primary necessity of life for many consumers, will not strongly fluctuate due to cyclical movements. Large sudden changes in food patterns are not expected. Therefore, large unexpected fluctuations are unlikely to occur in the results.

The main external risk factors which could have a negative effect on the results include:

Financial Risks

- A decline of the US dollar against the euro. Out of the various divisions the results of PURAC (transaction and translation effects) and CSM Bakery Supplies North America (translation effect) are most exposed to the effect of fluctuations in the US dollar. A fall of US$ 0.01 in the exchange rate of the US dollar would have a net negative impact of approximately € 0.8 million on net profit.
- A decline of the US dollar against the Brazilian real.
- Interest rate risk – this risk is limited in view of the fact that almost the total CSM debt of around € 600 million has a fixed interest rate with a term of, on average, 3.1 years.

Operational Risks

- A strong rise in the price of oil, pushing up the costs of energy and packaging materials.
- A rise in the price of sugar on the world market. Based on the current use of sugar any such rise would considerably increase the production costs for PURAC and both Bakery Supplies divisions.
- A rise in the prices of other "soft" commodities (vegetable oils and fats, flour, eggs, hazelnuts, almonds and also other harvested raw materials such as cocoa, cherries and other fruit) could have a temporary negative effect on the results of the Bakery Supplies divisions in particular.
- Changing food patterns.

Strategic Risks

The most important risks arising from the current restructuring and repositioning process at CSM include:

- Personnel with the right knowledge, skills and mindset to help us implement the major changes at CSM. Recognizing this risk, we decided to strengthen our workforce by recruiting new colleagues with supplemental skills. For example, the Board of Management has been renewed. BSEU and PURAC senior management has changed substantially.
- Because of the internally focused reorganizations there is a risk of less attention to the market. Cost savings in the supply chain were the main point of focus during the reorganizations, but in the meantime we launched an initiative to strengthen the sales and marketing workforce and, where possible, use the knowledge available within CSM.
- Continuous improvement of the product portfolio is essential in the highly competitive markets in which we operate in order to maintain turnover and profitability levels. The risk of insufficient innovation has been tackled in the past year by recruiting a new R&D director and investing in six innovation centers for the bakery divisions. At PURAC we positioned the R&D activities more closely to the market units to improve effectiveness.

The commodity-related risks would only make a material impact on the results (approximately up to € 20 million) in the event of wide fluctuations in the price. Such price rises can generally be passed on to customers 6-12 months later provided our main competitors apply the same pricing policy. In addition, it is CSM policy to as far as possible directly hedge purchase obligations arising from supply contracts.

CSM uses various financial instruments to secure an optimum financing structure. For a detailed description and information about financial risk management, see page 66.

INTERNAL RISK MANAGEMENT AND CONTROL SYSTEMS

The Board of Management is responsible for the setup and operating effectiveness of the company's internal risk management and control systems. The aim of these systems is to manage as efficiently as possible the significant risks to which the company is exposed, including strategic, financial reporting, operational and compliance risks. However, such a system cannot offer absolute security against the non-realization of corporate objectives, nor can it entirely preclude inaccuracies of material importance, loss, fraud, or violations of legislation and regulations, or prevent errors of judgment, human failure, mistakes and shortcomings, conspiracy by officials and other unforeseen circumstances. We also believe that cost/benefit considerations play a role and will continue to do so in the extent and level of detail in the internal risk management and control systems and the acceptance of risks.

CSM's Framework Internal Control Structure consists of a coherent set of tools based on the five components of the internal control system according to the COSO Report. The key elements of CSM's Internal Control Structure are summarized below.

Financial Reporting Risks

The main elements from the tool set to control financial reporting risks including compliance risks are:

- Annual consultations between the Board of Management, divisional management and management of the operating companies to assess and determine the long-term plan and budget for the operating companies.
- Periodic and quarterly reports compiled in accordance with CSM's accounting principles and reporting guidelines.
- Periodic consultations between divisional management and management of the operating companies to assess the financial developments against the budget and other important operational issues.
- Periodic consultations between Board of Management and divisional management to assess the financial developments against the budget and other important operational issues.
- Quarterly financial projections of the result for the current financial year.
- Signing of the Letter of Representation accompanying all the quarterly reports by the financially and overall responsible persons at the operating companies.
- Discussing Internal Auditor reports on the quality of the internal control system, including recommendations for improvements. Details are discussed with the management of the operating companies, main lines with divisional management and the Board of Management.
- Discussing management letters and other reports of the external auditor.
- CSM's Finance Manual.
- Periodic consultations with the Audit Committee of the Supervisory Board to discuss the above aspects.

Strategic, Operational and Compliance Risks

The main elements from the tool set to control strategic, operational and compliance risks are:

- Annual - or, if needed, more frequent - consultations between divisional management and the Board of Management to assess the strategy.
- Annual consultations between the Board of Management, divisional management and management of the operating companies to assess and determine the strategy.
- Periodic consultations between divisional management and the management of the operating companies to assess the extent to which the strategic and operational targets are realized.
- Periodic consultations between the Board of Management and divisional management to assess the extent to which the strategic and operational targets are realized.
- Discussing Internal Auditor reports on the quality of the internal control system, including recommendations for improvements. Details are discussed with the management of the operating companies, main lines with divisional management and the Board of Management.
- Periodic consultations with the Supervisory Board.
- CSM's core values and Code of Conduct.

In the course of 2006 various initiatives were launched to improve the existing internal risk management and control systems. These initiatives will be continued in the current financial year.
The most important are:

- Management interviews and surveys, as well as risk workshops for the Board of Management and two of the three divisions to adapt CSM's risk profile as needed.
- Development and implementation of CSM's Generic Control Framework to help define the Internal Control Structure in a more structured way. In this context, the main operating companies mapped out the financial reporting risks and control activities of the order-to-cash process. The results were assessed by the internal auditor and the part relating to the financial statements audit was also assessed by the external auditor.
- Updating CSM's Finance Manual and training the financial management and most of the general directors of the operating companies in IFRS.

In addition, the financial audit activities that were carried out by the internal auditor have been transferred to the external auditor in 2006. The internal auditor now focuses on operational audit activities.
The quality of internal control is evaluated on the basis of the results and reports from audits by the internal and external auditor, and the monthly reports by the operating companies and divisions on the financial, operational and business developments. The findings are reported to the Audit Committee and remediation has been or will be started. The main findings in 2006, relevant to the financial reporting risks, related to a number of control measures in respect of master data maintenance, certain entry checks, secured access to information systems, and observance of CSM's Information Technology security policy, which require further improvement.

Conclusion

Considering the above as regards financial reporting risks we declare that:

- The internal risk management and control systems offer a reasonable level of security against inaccuracies of material importance in the financial reporting.
- The internal risk management and control systems operated adequately in the report year.
- We have found no indication that the systems would not be adequate in 2007.

All in all, the Board of Management is of the opinion that it has hereby fulfilled the best practice provision II.1.4. of the Tabaksblat Code with due observance of the recommendations of the Corporate Governance Code Monitoring Committee.

Corporate Governance

GENERAL

CSM endorses the importance of good corporate governance and the principle of the Dutch corporate governance code (Tabaksblat Code), that a company is a long-term partnership between various parties related to the company. Corporate management bears overall responsibility for balancing the interests of these parties mostly with the aim of maintaining continuity of the company. At the same time, CSM aims to create value for its shareholders in the longer term. CSM is committed to embedding the Tabaksblat Code firmly in the company, thereby according a central place to the core concepts of good business practices, integrity, openness, and transparent and well-supervised management.

MAIN LINES OF CORPORATE GOVERNANCE

In accordance with the Tabaksblat Code, CSM devotes a section of its annual report to describing the main lines of the corporate governance structure at the company and to its adherence to the corporate governance code, whereby any departures from the best practices are explained. Important changes in the corporate governance structure at CSM are presented to the General Shareholders' Meeting for discussion. The corporate governance policy at CSM, including the accompanying regulations and reports, may be consulted on the CSM website.

IMPORTANT CHANGE IN 2007

In April 2006 we announced that we would review our corporate governance structure in the light of current opinions. In December 2006 we announced our intention to propose that the General Shareholders' Meeting terminate the depositary receipts of shares regime. A proposal to amend the articles of association accordingly will be added to the agenda for the next General Shareholders' Meeting. If this amendment is passed, the information on the depositary receipts of shares, the role of the Administratiekantoor, the proxy voting, and the 1% rule under the heading "Structure" below will no longer apply. The conversion of the depositary receipts into shares may take some time to complete, but depositary receipt holders/shareholders will at all times have voting rights from the moment that the amendment becomes effective. CSM has decided to present this proposal to terminate the depositary receipts of shares regime, partly as a result of higher shareholder attendance rates at the meetings and the increased involvement of a broad group of shareholders in the company. This renders obsolete the important role played by the Administratiekantoor in continuity in the voting patterns. Needless to say, we have discussed the issue and the proposal in detail with the Administratiekantoor. At these meetings the Administratiekantoor stressed the need to protect the interests of minority shareholders. We share this vision and, in anticipation of the official legislation, will propose that the General Shareholders' Meeting amend the articles of association to the effect that any shareholder or group of shareholders who has acquired 30% or more of the capital must make an offer for the entire capital. CSM is deeply indebted to the Administratiekantoor for the exemplary way in which it has fulfilled its duties and responsibilities for almost half a century, sometimes under difficult circumstances.

DEPARTURES FROM THE DUTCH CORPORATE GOVERNANCE CODE

CSM departs from the provisions of the Tabaksblat Code with regard to (a) the severance arrangements in the event of non-voluntary resignation by members of the corporate management; (b) the possibility of financing the income tax due on vested shares under the share plan with the sale of some of the vested shares; and (c) (for the time being) the use of depositary receipts of shares as a protective measure. There are two more situations in which CSM departs from the Code:

The members of the Supervisory Board and the Board of Management are appointed by the General Shareholders' Meeting on the basis of a nomination by the Supervisory Board. The CSM Articles of Association state that the General Shareholders' Meeting can overrule any such nomination by an absolute majority of the votes cast, provided the said majority represents at least 1/3 of the issued capital. In contrast with the Tabaksblat Code, no second meeting will be convened if there is no quorum, as a second meeting is not required by law.

The General Shareholders' Meeting may decide to suspend or dismiss a member of the Board of Management or the Supervisory Board by an absolute majority of the votes cast, provided the said majority represents at least 1/3 of the issued capital. This quorum requirement ceases to apply if the proposal for suspension or dismissal is submitted by the Supervisory Board. In contrast with the Tabaksblat Code, no second meeting will be convened if there is no quorum, as a second meeting is not required by law.

STRUCTURE

CSM nv is an international holding company as understood by Section 153, subsection 3 paragraph b, of Book 2 of the Dutch Civil Code. The "large company" regime does not therefore apply at the level of CSM nv.

Corporate Governance relates to the management and supervision of the company, accountability, and the influence of stakeholders on decision-making.

The Board of Management is responsible for developing the objectives and the strategy and for implementing the strategic and operational policy of the company. The independent Supervisory Board oversees and advises the Board of Management. The corporate management fulfils its duties by promoting the interests of CSM and its businesses. The interests of CSM and its businesses are understood as the interests of all stakeholders, including customers, shareholders, employees, suppliers, and financial backers. At the same time, CSM is deeply committed to protecting the interests of the community. CSM works on the principle that corporate management should consistently determine and implement the corporate policy from a long-term vision of continuity. CSM endorses the importance of clear accountability for its policy and the results thereof.

Around 97% of the ordinary shares are in the form of depositary receipts. The depositary receipts of ordinary shares are listed on Euronext Amsterdam N.V. The ordinary shares, the financing preference shares, and the depositary receipts of financing preference shares are not listed.

Under the current system, both types of share can be transferred only to natural persons trading entirely on their own account. Similarly, transfer is not possible if and insofar as the acquirer alone or on the basis of a private partnership agreement with one or more natural persons or legal persons, is a direct holder or – other than holders of depositary receipts of shares – a mediate holder of 1% or more of the issued capital or would become one by such a transfer.

Shareholders have voting rights in proportion to the number of shares held. In accordance with the law, depositary receipt holders, under normal circumstances, have voting rights in proportion to the number of depositary receipts held and can issue voting instructions if they wish. Under the current system, if depositary receipt holders are unable to vote personally or by proxy, Stichting Administratiekantoor CSM respectively Stichting Administratiekantoor Financieringspreferente Aandelen CSM (see pages 107-108) will exercise voting rights on the ordinary shares respectively the financing preference shares against which depositary receipts have been issued. The independent Board of both institutions exercises the voting rights attached to the shares with the aim of promoting the interests of CSM and the businesses maintained by and united with CSM in a group in such a way that the interests of CSM, the businesses and all concerned are safeguarded as effectively as possible.

The annual General Shareholders' Meeting will be held within six months of the close of the financial year. At this meeting, amongst other things, the Annual Report and Financial Statements drawn up by the Board of Management will be presented for approval.

If requests are received from shareholders and holders of depositary receipts of shares, who individually or collectively represent one percent (1%) of the issued capital or at least € 50 million of the market capitalization, to place items on the General Shareholders' Meeting agenda, these will be honored provided they are submitted to CSM at least 45 days prior to the date of the meeting, unless such items are deemed incompatible with important company interests.

Extraordinary General Shareholders' Meetings will be held as often as the Board of Management and Supervisory Board so desire. An extraordinary General Shareholders' Meeting must also be held if one or more shareholders and/or holders of depositary receipts of shares who collectively represent at least 1/10 of the issued capital submit a written request to this effect to the Board of Management or the Supervisory Board enclosing a detailed list of the agenda items. If neither the Board of Management nor the Supervisory Board – which have equal powers in this matter – respond so that this extraordinary General Shareholders' Meeting can be convened within six weeks of the request, the applicants are at liberty to convene the meeting themselves and appoint a Chairman.

With the exception of cases in which a larger majority is required by law or the Articles of Association, decisions at the General Shareholders' Meeting will be taken by an absolute majority of the votes cast.

Decisions to amend the Articles of Association and/or dissolve the company may only be taken at a General Shareholders' Meeting in which at least 2/3 of the issued capital is represented and by majority of at least 3/4 of the votes cast, unless the proposal has been submitted by all sitting members of the Board of Management with the collective approval of all sitting members of the Supervisory Board, in which case the decision may be taken by an absolute majority of votes, regardless of the represented capital.

Diemen, the Netherlands, 27 February 2007

Board of Management, CSM nv

G.J. Hoetmer, *Chairman*
N.J.M Kramer
G.J. van Nieuwenhuyzen
R.P. Plantenberg

Report of the Supervisory Board

FINANCIAL STATEMENTS, 1 JANUARY 2006 - 31 DECEMBER 2006

The financial statements prepared by the Board of Management for financial year 2006 have been audited and certified by Deloitte Accountants B.V. The auditors discussed their findings on the financial statements with the Supervisory Board. The Supervisory Board has accepted the financial statements and recommends that they be adopted by the General Shareholders' Meeting.

MEETINGS OF THE SUPERVISORY BOARD

During the report year the Supervisory Board met five times in the presence of the Board of Management. The discussions at these ordinary meetings covered frequently recurrent topics, such as the strategy, the CSM portfolio, developments in the results, business developments in the divisions and the operating companies, the trends in the markets where CSM operates, key investments, the group risks, the internal control systems, corporate governance, the organizational structure, management development, the acquisition and divestment policy, the financial statements, and the annual report. In the past year, attention was paid specifically to the announced sale of CSM Sugar, the restructuring and cost reduction program, and the termination of the depositary receipts of shares regime. The Supervisory Board also organized several telephone meetings.

Prior to the ordinary meetings with the Board of Management the Supervisory Board meets in the absence of the Board of Management to discuss, amongst others, developments in the results, and the profile, composition and performance of the Board of Management. The Supervisory Board also evaluates its own performance and that of its members. Focus points include expertise, independence, integrity, critical ability, and a balanced composition of the Board.

In October 2006 the Supervisory Board visited the factory of BakeMark U.K. in Wirral.

COMPOSITION OF THE SUPERVISORY BOARD

Mr Prof. A.H.C.M. Walravens resigned his post as supervisory director after the annual General Shareholders' Meeting on 26 April 2006. CSM is deeply indebted to Mr Walravens for his input since his appointment in 1994.

Ms Prof. L.A.A. van den Berghe, who resigned by rotation, was reappointed as supervisory director.

Messrs P. Bouw and W. Spinner will resign by rotation after the General Shareholders' Meeting on 25 April 2007. They will be nominated for reappointment.

In the judgement of the Supervisory Board all its members are independent as understood by the Tabaksblat Code.

APPOINTMENTS BOARD OF MANAGEMENT

The General Shareholders' Meeting of 26 April 2006 approved the appointment of Messrs N.J.M. Kramer (CFO), G.J. van Nieuwenhuyzen (divisional director PURAC) and R.P. Plantenberg (divisional director Bakery Supplies North America) to the Board of Management.

COMMITTEES OF THE SUPERVISORY BOARD

Audit Committee

The members of the Audit Committee, after the resignation of Mr A.H.C.M. Walravens as at 26 April 2006 and the joining of Mr W. Spinner as at the same date, are Mr R. Pieterse (Chairman), Ms L.A.A. van den Berghe and Mr W. Spinner. The Audit Committee met three times in 2006. The agenda at these meetings covered, amongst others, the annual and half-year figures and the accompanying press releases, internal control, the risk management systems, IFRS, working capital control, the nomination for appointment of the new external auditor of CSM, and the role of the internal and external auditors.

Nomination Committee

The Nomination Committee, consisting of Messrs P. Bouw (Chairman), M.P.M. de Raad and W. Spinner, met several times in 2006. The agenda at these meetings covered the composition of the Supervisory Board and the Board of Management, and relevant succession issues.

Remuneration Committee

The Remuneration Committee, consisting of Messrs M.P.M. de Raad (Chairman), P. Bouw and W. Spinner, met three times in 2006. It discussed the allocated remuneration (fixed and variable) for members of the Board of Management and the Commitment Award for a number of senior managers and members of the Board of Management. It also discussed the performance criteria, the targets for 2007, the Long Term Incentive Plan for senior management, and the procedure for future changes to the composition of the peer group.

In deviation from the Tabaksblat Code, the severance pay for the new members of the Board of Management in the event of non-voluntary resignation can mount to a maximum of 1.5 times the sum of the annual fixed salary and the most recently determined short-term incentive. This severance arrangement must be seen partly in the context of the total package of conditions of employment and the market conditions.

Remuneration Policy

The remuneration policy defined for members of the Board of Management in 2005 remained unchanged in 2006. The remuneration package for members of the Board of Management comprises:

- A fixed salary which is determined around the median for members of the Board of Management of similar companies.
- An annual bonus (Short Term Incentive) based on the following performance criteria: ROS, cash flow from business operations, earnings per share (EPS) and personal objectives. Realization of the objectives at an "on target" level confers the right to a bonus of 50% of the fixed salary. If the objectives are exceeded by 115% or more, the maximum bonus of 75% of the fixed slary is paid. No bonus is awarded if less than 85% of the ambition levels for the objectives are realized.
- A Long Term Incentive Plan in the form of a share plan. Members of the Board of Management will be provisionally granted a share package every year, the value of which will equal 40% of the fixed salary. Three years after the provisional allocation the shares will vest depending on CSM's Total Shareholder Return (TSR) performance compared with a predefined reference group of similar companies (peer group). If CSM performs excellently compared with the reference group, a maximum number of 1.5 times the provisionally granted shares will vest. If the comparison reveals a disappointing performance by CSM no shares will vest.
- A pension plan (defined contribution pension plan). The premiums are charged to the company.
- An arrangement (Commitment Award) under which members of the Board of Management are granted a number of shares in CSM every year, the value of which equals approximately 10% of the fixed salary. The shares will be blocked until the member of the Board of Management leaves the organization. In 2006, the Commitment Award was granted for the first time following the approval by the General Shareholders' Meeting of 26 April 2006.
- A market-compliant expense account and company car, and use of a telephone. The company has also taken out accident insurance and liability insurance for the members of the Board of Management.

The level and composition of the remuneration for the Board of Management is based on the general trends in the Dutch market for corporate managers at similar companies. The source is the Hay Database and the accompanying report (Hay Boardroom Guide).

The performance criteria for the short-term (monetary) variable remuneration for the Board of Management relate to Return on Sales (ROS), net cash flow improvement, Earnings per Share (EPS), and personal targets. This mix was chosen to reflect the short-term interests of shareholders, the effective result and financing of the company, and the short-term concrete goals, which are jointly defined by the Supervisory Board and the Board of Management.

The performance criterion for the long-term variable remuneration for the Board of Management relates to Total Shareholder Return (TSR). This choice was determined by, on the one hand, the balance between the long-term interest of the shareholders and the management, and on the other, compliance with the appropriate remuneration market. The TSR performance of CSM is compared with that of a peer group comprising ten companies of a similar nature, size and geographical spread, namely: ABF, ADM, Danisco, Ebro Puleva, General Mills, IAWS Group, Kerry Group, Südzucker, Tate & Lyle, and Wessanen.

The "at target" payment (100%) for the Board of Management is set at 40% of the fixed salary and is paid out for a fifth or sixth position in the peer group. The payout scale is as follows:

CSM Position	**Payment**
1 / 2	**150%**
3 / 4	**125%**
5 / 6	**100%**
7 / 8	**50%**
9 / 10 / 11	**0%**

The long-term variable remuneration for the corporate management is paid in shares. Depending on CSM's position in the peer group, these shares will vest after three years. For income tax reasons, 52% may be sold after this three-year period. The remainder is held in deposit for another two years.

No loans, advances or guarantees are issued to members of the Board of Management. A restrictive policy applies to additional positions; acceptance of additional positions must be explicitly approved by the Supervisory Board.

See page 99 for an overview of the individual remuneration for the members of the Board of Management.
See page 100 for the remuneration for the individual members of the Supervisory Board.

We are very grateful to the Board of Management and all CSM staff for their commitment and efforts in the past year. A year which saw drastic changes to the Board of Management and the announcement of the intended sale of CSM Sugar.

Diemen, the Netherlands, 27 February 2007

On behalf of the Supervisory Board

P. Bouw, *Chairman*









strong

'We have a number-one position and that's where we intend to stay.'


company
Adriatic Sea
Palermo
Catania
Valletta
MALTA

'Europe is currently in the early stages of a radical reorganization, which will dispense with the country-based structure and turn the focus entirely on the customer.'




team


solid


perf



Financial Statements 2006

GENERAL

CSM nv is an internationally operating company engaged in the development, production, sale and distribution of bakery supplies and food ingredients. CSM operates mainly in Europe and North America, but also has offices in Asia and South America.

CSM is based in Amsterdam and listed on Euronext Amsterdam N.V. (AMX).

The consolidated financial statements have been compiled by the Board of Management on 27 February 2007 and approved by the Supervisory Board on 27 February 2007. They will be presented to the General Shareholders' Meeting for approval on 25 April 2007.

Acquisitions and Divestments

The main acquisition and divestment that influenced the 2006 consolidation are:

- the sale of the bakery ingredients operations of Unipro Nederland's Jantje de Goede for € 3.9 million (annual turnover: € 7.5 million) on 1 February 2006;
- the acquisition of CGI Desserts Inc., supplier of Thaw & Serve fully decorated cakes and upscale dessert cakes for € 58.9 million (annual turnover: US$ 70 million) on 1 September 2006.

ACCOUNTING PRINCIPLES

General

The consolidated financial statements of CSM nv have been prepared in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union. With the exception of financial instruments, the financial statements in general are prepared on the basis of the historical cost principle.

In 2006, CSM applied all the new and reviewed standards and interpretations published by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC), if and insofar as these applied to CSM and were effective as at 1 January 2006. The new and reviewed standards and interpretations had no material effects on the accounting principles for the previous financial year.

None of the IFRS and IFRIC interpretations not yet effective in 2006 were applied by CSM. CSM anticipates that the application of these standards and interpretations in future periods will have no material impact on the CSM financial statements.

Consolidation

The consolidation includes the financial data of CSM nv and its group companies ("CSM"). All inter-company receivables, debts and transactions have been eliminated. Group companies are companies in which CSM nv exercises control. The PGLA-1 joint venture is consolidated proportionally. The results of acquisitions and divestments are recognized from the moment that control is transferred.

Foreign Currency

The consolidated financial statements are in euros. The euro is the reporting and the presentation currency. Transactions in other than the reporting currency are translated at the exchange rates that apply on the transaction date. Any monetary assets and liabilities resulting from such transactions are translated at the exchange rates on the balance sheet date. Any exchange rate differences are recognized in the profit and loss account.
The assets and liabilities of consolidated foreign group companies and the long-term foreign-currency loans which have been taken out to finance these subsidiaries are converted into euros on the balance sheet date, taking taxes into account. The subsequent currency translation differences are incorporated in the translation reserve in equity. The results of the foreign group companies are translated into euros on the basis of average exchange rates. The difference between net profit on the basis of average exchange rates and net profit on the basis of the exchange rates as at the balance sheet date is incorporated in the translation reserve in equity. If a foreign operation is divested or scaled down the associated cumulative currency translation differences are recognized as result in the profit and loss account.

Exchange rates of the main currencies:

	Average exchange rate 2005	Exchange rate 31 December 2005	Average exchange rate 2006	Exchange rate 31 December 2006
US$	1.24	1.18	1.26	1.32
GBP	0.68	0.69	0.68	0.67
Japanese yen	0.14	0.14	0.15	0.16
Brazilian real	3.0	2.8	2.7	2.8

Property, Plant & Equipment

Land, buildings, machines, installations and other operating assets are valued at the acquisition price or the cost of production, subject to straight line depreciation calculated over the estimated economic life and the estimated residual value. The cost of production includes the cost of materials and direct labor and an attributable part of the indirect costs. Land is not depreciated. Grants are deducted from the acquisition price or the production costs of the assets to which the grant relates. Property, plant and equipment are tested annually for impairment if there are indications for this. Impairment is the amount by which the book value of the property, plant and equipment exceeds the recoverable amount. The recoverable amount of an asset is the higher of (a) value in use and (b) fair value less selling expenses.

Intangible Fixed Assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets and liabilities purchased at the date of acquisition. Goodwill is valued at cost. Goodwill is tested for impairment annually - or more often if there were indications for impairment. Impairment is the amount by which the book value of the goodwill of a cash-flow-generating unit exceeds the recoverable amount, being the higher of (a) value in use and (b) fair value less selling expenses. The value in use is the present value of the cash flows which the unit is expected to generate. If impairment is anticipated, the depreciation is charged to the profit and loss account.
When an entity or activity is sold or divested the goodwill allocated to the entity is included in the calculations for the result of the sale.

Research & Development Costs

Research costs are not capitalized, but charged to the profit and loss account annually. Development costs are capitalized if the appropriate criteria are met. Development costs are valued at cost and amortized using a straight line method over the estimated economic life. The value of the development costs is tested for impairment annually.

Customer Base

The customer base is capitalized only upon acquisition. It is valued at fair value as at the acquisition date and amortized using a straight line method over the estimated economic life.

Other Intangible Fixed Assets

Other intangible fixed assets are valued at historical cost and amortized on a straight line basis over the estimated economic life. Emission rights are not recognized in the balance sheet as cost is zero.

Financial Fixed Assets

Financial fixed assets are loans and receivables with fixed or determinable payments (generally, with a duration of more than one year) and are valued at amortized cost less provisions where necessary.

Deferred Taxes

Deferred taxes concern liabilities and assets arising from temporary differences between the tax bases and their carrying amounts in the consolidated financial statements of (in-)tangible fixed assets, inventories, and provisions. Deferred taxes are determined using tax rates that have been enacted by the balance sheet date and are expected to apply when the related deferred income tax is realized or the deferred tax liability is settled. Deferred tax assets are recognized to the extent that is probable that future taxable profit will be available against which the temporary difference can be utilized.
Tax assets and liabilities are netted when there is a legal right and the intention to offset.

Inventories

Inventories of raw materials, consumables, technical materials and packaging are stated at the lower of cost (first in, first out) and net realizable value. Inventories of work in progress and finished products - with the exception of guaranteed sugar - are stated at the lower of production cost and net realizable value. Total cost of production includes payroll costs and materials and an allocated part of the indirect production costs. The inventory of guaranteed sugar from the beet campaign that ended in the financial year is stated at the lower of intervention price as at the balance sheet date less the unrealized profit and net realizable value. A valuation adjustment is deducted for non-marketable stock.

Receivables

Receivables are valued on the basis of the amortized cost using the effective interest rate method less provisions deemed necessary for non-collectibility.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in bank, cash in hand and current deposits with original maturities of 3 months. Bank overdrafts are presented as current interest-bearing liabilities.

Equity

Ordinary shares are classified as equity. Cumulative financing preference shares are classified as debt. The dividend on the cumulative financing preference shares is recognized as a financial charge in the profit and loss account.

CSM runs a share (option) plan for the Board of Management and the Senior Management. The fair value of the right to shares or share options on the date of allocation is recognized in the profit and loss account as payroll costs over the vesting period of the share options.

Provisions

Pensions

CSM runs pension plans in various countries for most of its employees. These schemes reflect the legal requirements, the customs and the situation in the country concerned. They are administered partly by the company and partly by external parties, such as industrial pension funds and insurance companies.

The defined benefit obligation is calculated annually using the projected unit credit method. Actuarial gains and losses are recognized using the "corridor" method, whereby the actuarial results are only recognized in the profit and loss account for the financial year if the total of the unrecognized actuarial results as at the start of the financial year exceeds the bandwidth of 10% of the greater of the defined benefit obligation or the fair value of the plan assets (the "corridor"). The excess is spread to income over the employee's expected average remaining working life, starting in the financial year following the balance sheet date of exceeding the bandwidth. Past service costs are recognized immediately in income unless the changes to the pension plan are conditional on the employees remaining in service for a specific period of time (the vesting period).

In this case, the past service costs are amortized on a straight-line basis over the vesting period. The result arising from the curtailment or termination of a defined benefit pension plan is recognized as soon as the curtailment or termination occurs. It consists of the movement in the present value of the defined benefit obligation and the fair value of the plan assets and any unrecognized actuarial results and past service costs. Curtailments may arise if there is a material decline in the number of employees in the pension plan or if the content of the plan changes in such a way that the claims will be substantially lower in the future years of service. The pension premiums for the defined contribution pension plans are charged to income when incurred.

Other Long-Term Employee Benefit Commitments

The other long-term employee benefit commitments relate mainly to anniversaries, years of service, termination packages, and medical costs. The commitments arising from these benefits are accounted for similarly as the defined benefit pension plans.

Other Provisions

The other provisions, mostly for reorganization, restructuring et cetera, are recognized when the company has a legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources is required to settle the obligation, and the amount can be estimated reliably. The provisions are measured at the present value of the expected cost to settle the obligation.

Liabilities

Liabilities are recognized initially at fair value and subsequently at amortized cost.

Leases

Lease agreements in which the lessor transfers substantially all the risks and rewards of the ownership of an asset to the lessee are classified as financial leases. All assets and liabilities of a financial lease are capitalized at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Lease agreements that do not meet the conditions for a financial lease are classified as operational leases. Payments made are charged to income on a straight-line basis over the period of the lease.

Net Turnover

Net turnover comprises the proceeds of goods delivered to third parties less discounts and value-added tax. Turnover from the sale of goods is recognized when CSM has transferred the actual risks and rewards of ownership of the goods to the buyer, when the amount of the proceeds can be reliably measured, and when it is probable that the economic benefits of the sale will accrue to CSM.

Costs of Raw Materials and Consumables

Costs of raw materials and consumables relate to the cost of consumption of raw materials, consumables, and packaging materials.

Production Costs

Production costs are the costs relating to production operations.

Warehousing and Distribution Costs

Warehousing and distribution costs relate to the costs of warehousing and transport, including transport insurance.

Selling Expenses

Selling expenses relate to the costs of marketing and sales.

General and Administrative Expenses

General and administrative expenses relate to the costs of administration, management, and IT.

Taxes

Tax on the result from continuing operations is calculated on the basis of the result from continuing operations before taxes, taking account of untaxed profit elements, non- and part-deductible costs, and fiscal facilities. The prevailing nominal tax rates are applied. Account is taken of non-recoverable withholding taxes on foreign dividends.

Assets Held for Sale

Assets held for sale are assets if the book value will be realized mainly through a sale transaction instead of continued use.

Discontinued Operations

All assets and liabilities from discontinued operations are stated on the basis of the historical cost principle. Discontinued operations are presented separately in the profit and loss account and cash flow statement. In 2006 they relate to the result of the CSM Sugar Division, excluding financial income and charges. Taxes are specifically allocated to the division on the basis of the nominal tax rate. In accordance with IFRS 5, depreciation of fixed assets stopped after announcing the sale at the end of February.
The discontinued operations for 2005 concern the results of CSM Sugar for the full year, the results of CSM Sugar Confectionery up to and including 7 March 2005, and the result from the sale of the latter on 7 March 2005. The result of CSM Sugar Confectionery is the result excluding financial income and charges. Taxes are proportionately allocated to the division on the basis of the tax rate that applies to CSM as a whole (2005: 26.6%).

FINANCIAL RISK MANAGEMENT

General

CSM uses various financial instruments in order to secure an optimal financing structure. It does so in accordance with a financial policy approved by the Board of Management.

Currency Risk Management

In the course of its ordinary business activities CSM uses forward contracts and currency swaps in order to manage its foreign exchange risks arising from purchase and sales deals and/or commitments from current purchase and sales contracts. Incidental forward currency contracts are also entered into to avoid wide fluctuations due to translation effects.

Interest Risk Management

Interest rate swaps and forward interest rate contracts are used to adjust the nature of the interest rate and currency of long-term financing to fit the desired risk profile.

Credit Risk Management

CSM runs a credit risk in relation to the financial instruments. This risk consists of the losses that would be incurred if the other party were to default on its contractual obligations. Given the credit rating that it requires of its partners (at least single A) CSM has no reason to assume that they will not honor their contractual obligations.

Accounting Principles for Financial Instruments and Hedge Activities

Financial instruments are recognized at fair value. Fluctuations in the fair value are recognized as financial income and charges in the profit and loss account, unless hedge accounting is applied. As hedge accounting (cash flow hedges) is used most of the time in forward currency contracts and interest rate derivatives, unrealized fluctuations in the fair values of the derivatives are deferred in the hedge reserve within equity until the underlying hedged transaction is included in the result.

Hedge accounting stops when the hedged transaction is sold or cleared and when the conditions for hedge accounting are no longer met. At that moment the unrealized fluctuations in the fair value which were temporarily incorporated in the hedge reserve are recognized in the profit and loss account.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

CSM makes use of accounting estimates and judgements. Described below are the estimates and judgements as at the balance sheet date that carry a substantial risk of a material adjustment to the book value of assets and liabilities in the next financial year.

Goodwill Impairment

CSM tests the goodwill annually (see also Accounting Principles). The value in use is calculated on the basis of estimates and judgements of the cash flows which are discounted on a WACC basis.

Taxes

CSM is subject to various tax systems across the world. Estimates and judgements are used to determine the tax items in the financial statements. Interpretation differences in tax liabilities are also taken into account.

Consolidated Profit and Loss Account

millions of euros

	Note	2006	2005
Continuing operations	1.		
Net turnover	2.	2,421.4	2,391.6
Costs of raw materials and consumables		-1,366.6	-1,353.2
Added value		**1,054.8**	**1,038.4**
Production costs		-376.7	-387.7
Warehousing and distribution costs		-183.9	-165.8
Gross profit		**494.2**	**484.9**
Selling expenses		-206.0	-213.3
General and administrative expenses		-168.0	-164.0
Other costs	3.	-	-5.1
Other proceeds	4.	1.7	1.5
Operating result		**121.9**	**104.0**
Financial income	8.	17.7	11.6
Financial charges	8.	-65.3	-70.6
Result before taxes from continuing operations		**74.3**	**45.0**
Taxes	9.	-10.5	-5.4
Result after taxes from continuing operations		**63.8**	**39.6**
Discontinued operations	10.		
Result after taxes CSM Sugar [1]		40.9	15.7
Result after taxes CSM Sugar Confectionery [2]		-	2.7
Result from sale after taxes		-	365.4
Result from discontinued operations		**40.9**	**383.8**
Result after taxes		**104.7**	**423.4**
Per ordinary share in euros	11.		
Earnings from continuing operations		0.90	0.54
Diluted earnings from continuing operations		0.89	0.53
Earnings from discontinued operations		0.57	5.18
Diluted earnings from discontinued operations		0.57	5.07
Earnings		1.47	5.72
Diluted earnings		1.46	5.60

1. The result from discontinued operations comprises the result of CSM Sugar excluding financial income and charges. Taxes have been specifically allocated to CSM Sugar based on the nominal tax rate in the Netherlands.
2. The result from discontinued operations comprises the result of CSM Sugar Confectionery excluding financial income and charges. Taxes have been proportionately allocated to CSM Sugar Confectionery based on the tax rate for CSM as a whole (2005: 26.6%).

Consolidated Balance Sheet

before profit appropriation, millions of euros

	Note	31.12.2006	31.12.2005
ASSETS			
Property, plant & equipment	12.	585.6	618.9
Intangible fixed assets	13.	702.3	648.9
Financial fixed assets	14.	10.4	9.4
Deferred tax assets	21.	57.3	49.6
Total fixed assets		**1,355.6**	**1,326.8**
Stocks	15.	246.4	403.3
Receivables	16.	312.4	344.1
Tax assets		17.2	30.8
Cash and cash equivalents	17.	80.2	78.3
Assets held for sale	10.	213.3	-
Total current assets		**869.5**	**856.5**
Total		**2,225.1**	**2,183.3**
LIABILITIES			
Shareholders' equity	18.	**844.9**	**946.4**
Provisions	19.	135.2	166.0
Deferred tax liabilities	21.	43.1	82.1
Non-current liabilities	22.	656.8	468.5
Total non-current liabilities		**835.1**	**716.6**
Interest-bearing current liabilities	23.	15.6	35.1
Trade payables		192.2	238.7
Other non-interest-bearing current liabilities		128.2	213.2
Tax liabilities	21.	76.8	33.3
Liabilities held for sale	10.	132.3	-
Total current liabilities		**545.1**	**520.3**
Total		**2,225.1**	**2,183.3**

Movements in Shareholders' Equity – Consolidated Statement

millions of euros

	Ordinary share capital	Share premium reserve	Other reserves	Retained earnings	Total
As at 1 January 2005	**20.2**	**6.9**	**-12.7**	**669.2**	**683.6**
Movement in hedge reserve			-5.0		-5.0
Movement in translation reserve			15.8		15.8
Movement in legal reserve capitalization development costs			1.0	-1.0	
Result recognized in shareholders' equity	**-**	**-**	**11.8**	**-1.0**	**10.8**
Profit financial year 2005				423.4	423.4
Total result 2005	**-**	**-**	**11.8**	**422.4**	**434.2**
Dividend				-61.1	-61.1
Repurchase company shares				-112.0	-112.0
Movement in option reserve			0.6		0.6
Conversion beet growers' bonds		1.1			1.1
Withdrawal shares	-0.6	-0.3		0.9	
Total transactions with shareholders	**-0.6**	**0.8**	**0.6**	**-172.2**	**-171.4**
As at 31 December 2005	**19.6**	**7.7**	**-0.3**	**919.4**	**946.4**
Movement in hedge reserve			16.7		16.7
Movement in translation reserve			-10.7		-10.7
Movement in legal reserve capitalization development costs			0.8	-0.8	
Result recognized in shareholders' equity			**6.8**	**-0.8**	**6.0**
Profit financial year 2006				104.7	104.7
Total result 2006			**6.8**	**103.9**	**110.7**
Dividend				-57.8	-57.8
Repurchase company shares				-155.1	-155.1
Movement in option reserve			0.7		0.7
Withdrawal shares	-1.4	-0.6		2.0	
Total transactions with shareholders	**-1.4**	**-0.6**	**0.7**	**-210.9**	**-212.2**
As at 31 December 2006	**18.2**	**7.1**	**7.2**	**812.4**	**844.9**

For notes to shareholders' equity see Section 18.

Consolidated Cash Flow Statement

millions of euros

	Note	2006	2005
Cash flow from operating activities			
Result after taxes		104,7	423,4
Adjusted for:			
• Discontinued operations	10.	-40.9	-383.8
• Depreciation of fixed assets	6.	69.1	68.7
• Impairment of fixed assets	12.	14.7	9.8
• Result from divestments of fixed assets		-0.2	-13.6
• Result from sale of group companies and activities	4.	-1.7	3.6
• Share options		0.7	0.6
• Interest received	8.	-0.8	-3.3
• Interest paid	8.	30.3	49.3
• Exchange rate differences	8.	-4.0	-8.3
• Fluctuations in fair value of derivatives	8.	-12.9	1.0
• Movements in shareholders' equity due to cash flow hedges	8.	22.3	0.2
• Write-down of disbursed loan	8.	-	6.8
• Repayment costs private loan 2003	8.	-	13.3
• Repayment costs private loan 2001	8.	10.4	-
• Repayment costs convertible bond loan beet growers	8.	2.3	-
• Taxes	9.	10.5	5.3
Cash flow from operating activities before movements in working capital		**204.5**	**173.0**
Movement in provisions		-13.9	-1.5
Movements in working capital			
• receivables		1.0	-20.4
• stocks		-11.6	-2.5
• non-interest-bearing current liabilities		-22.1	-15.9
Cash flow from business operations		**157.9**	**132.7**
Net interest paid		-45.9	-51.5
Tax paid on profit		-15.6	-12.0
Cash flow from operating activities - continuing operations		**96,4**	**69,2**
Cash flow from operating activities - discontinued operations	10.	**81,4**	**-2,7**
Cash flow from operating activities		**177,8**	**66,5**
Cash flow from investment activities			
Acquisition of group companies	25.	-58.9	-
Sale of group companies		5.2	11.3
Capital expenditure on property, plant & equipment		-124.5	-79.4
Divestment of property, plant & equipment		8.3	25.1
Cash flow from investment activities – continuing operations		**-169.9**	**-43.0**
Discontinued operations	10.	-1.0	-11.7
Sale of discontinued operations		-10.0	778.2
Cash flow from investment activities – discontinued operations		**-11.0**	**766.5**
Cash flow from investment activities		**-180.9**	**723.5**
Cash flow from financing activities			
Proceeds from interest-bearing debts		464.6	16.7
Repayments of interest-bearing debts		-243.8	-628.8
Repurchase of own shares	18.	-198.0	-144.4
Sale of own shares	18.	42.9	32.4
Paid-out dividend		-57.8	-67.1
Cash flow from financing activities		**7.9**	**-791.2**
Net cash flow		4.8	-1.2
Effects of exchange rate differences on cash and cash equivalents		-2.9	3.4
Increase/decrease cash and cash equivalents		1.9	2.2
Cash and cash equivalents at start of financial year		78.3	76.1
Cash and cash equivalents at close of financial year		80.2	78.3

For notes to the cash flow statement see page 98.

millions of euros

1. PROFIT AND LOSS ACCOUNT BEFORE EXCEPTIONAL ITEMS

The consolidated profit and loss account from continuing operations for financial years 2006 and 2005 before exceptional items can be presented as follows.

	2006 before exceptional items	Exceptional items	2006 total	2005 before exceptional items	Exceptional items	2005 total
Net turnover	2,421.4		2,421.4	2,391.6		2,391.6
Costs of raw materials and consumables	-1,366.6		-1,366.6	-1,353.2		-1,353.2
Added value	**1,054.8**		**1,054.8**	**1,038.4**		**1,038.4**
Production costs	-353.2	-23.5	-376.7	-361.6	-26.1	-387.7
Warehousing and distribution costs	-182.3	-1.6	-183.9	-160.5	-5.3	-165.8
Gross profit	**519.3**	**-25.1**	**494.2**	**516.3**	**-31.4**	**484.9**
Selling expenses	-205.4	-0.6	-206.0	-208.6	-4.7	-213.3
General and administrative expenses	-158.8	-9.2	-168.0	-179.4	15.4	-164.0
Other costs	-	-	-	-	-5.1	-5.1
Other proceeds	-	1.7	1.7	-	1.5	1.5
Operating result	**155.1**	**-33.2**	**121.9**	**128.3**	**-24.3**	**104.0**
Financial income	17.7	-	17.7	11.6	-	11.6
Financial charges	-65.3	-	-65.3	-70.6	-	-70.6
Result before taxes from continuing operations	**107.5**	**-33.2**	**74.3**	**69.3**	**-24.3**	**45.0**
Taxes	-20.4	-9.9	-10.5	-11.4	-6.0	-5.4
Result after taxes from continuing operations	**87.1**	**-23.3**	**63.8**	**57.9**	**-18.3**	**39.6**

The exceptional items for 2006 can be specified for each division as follows.

CSM Bakery Supplies Europe: a net negative total of € 24.2 million in exceptional items. The breakdown is as follows:

- An amount of € 11.5 million in fixed asset impairments at Délices de la Tour, BakeMark Ingredients France, and BakeMark Italia - classified as production costs.
- Costs of € 4.4 million arising from the reorganization of the BakeMark UK activities - recognized as warehousing and distribution costs (€ 1.5 million) and general and administrative expenses (€ 2.9 million).
- The result of € 1.7 million from the sale of part of Unipro Nederland's activities - recognized as other proceeds.
- Costs of € 3.8 million arising from preparations for the production strategy - classified as selling expenses (€ 0.2 million) and general and administrative expenses (€ 3.6 million).
- A positive result of € 0.4 million due to the changed pension plan for the management - classified as general and administrative expenses.
- Costs of € 2.9 million arising from the closure of a production facility at BakeMark Italia - recognized as production costs (€ 2.7 million), selling expenses (€ 0.1 million), and warehousing and distribution costs (€ 0.1 million).
- Costs of € 3.7 million arising from the reorganization of the sales activities at BakeMark Deutschland - classified as general and administrative expenses.

CSM Bakery Supplies North America: a net negative total of € 7.0 million in exceptional items. The breakdown is as follows:

- Costs of € 9.0 million arising from the closure of H.C. Brill's production facility in Elk Grove Village - recognized as production costs.

- Costs of € 1.3 million arising from the merger of Caravan Products and American Ingredients Company into one operating company – recognized as selling expenses (€ 0.3 million) and general and administrative expenses (€ 1.0 million).
- A one-off profit of € 0.7 million on the sale of one of the buildings of BakeMark USA – recognized as general and administrative expenses.
- A positive result of € 2.6 million due to the changed pension plan at Caravan Ingredients Company – classified as general and administrative expenses.

PURAC: a net negative total of € 5.5 million in exceptional items. The breakdown is as follows:
- Costs of € 5.2 million arising from the changed pension plan at PURAC biochem – recognized as general and administrative expenses.
- Costs of € 0.3 million arising from the reorganization at PURAC biochem and PURAC sintéses – recognized as production costs.

Corporate costs: a net positive total of € 3.5 million in exceptional items. The breakdown is as follows:
- A positive result of € 2.3 million due to the changed pension plan for senior management – classified as general and administrative expenses.
- A one-off profit of € 0.8 million on the sale of a building – recognized as general and administrative expenses.
- A one-off release of a provision of € 0.4 million arising from the sale of the Sugar Confectionery Division – classified as general and administrative expenses.

The exceptional items for 2005 can be specified for each division as follows.

CSM Bakery Supplies Europe: a net negative total of € 12.6 million in exceptional items. The breakdown is as follows:
- Costs of € 20.1 million arising from the reorganization of the activities at Délices de la Tour. They relate to the write-down of property, plant & equipment and staff severance pay and are recognized as production costs (€ 19.3 million) and general and administrative expenses (€ 0.8 million).
- A one-off profit of € 16.5 million on the sale of a building at Express Croex – classified as general and administrative expenses.
- Costs of € 5.9 million arising from the restructuring of the activities and the relocation of the Readi-Bake cookie activities of BakeMark UK – recognized as production costs (€ 2.6 million), general and administrative expenses (€ 0.9 million), warehousing and distribution costs (€ 2.2 million), and selling expenses (€ 0.2 million).
- A release of a provision amounting to € 4.9 million positive for a loss-making lease contract at BakeMark UK – classified as general and administrative expenses.
- The result from the sale of BakeMark Sverige and the sales operations in Finland is zero.
- Costs of € 4.3 million arising from the restructuring of BakeMark Deutschland's sales and administration operations – recognized as selling expenses (€ 2.2 million) and general and administrative expenses (€ 2.1 million).
- Costs of € 2.0 million arising from the integration of BakeMark Portugal and Express Croex – recognized as selling expenses (€ 1.8 million) and general and administrative expenses (€ 0.2 million).
- Costs of € 0.4 million arising from the reorganization of the sales activities at BakeMark Ingredients France – recognized as selling expenses.
- Costs of € 1.3 million arising from the preparation of the manufacturing footprint – classified as general and administrative expenses (€ 0.8 million), selling expenses (€ 0.1 million), and production costs (€ 0.4 million).

CSM Bakery Supplies North America: a net negative total of € 6.2 million in exceptional items. The breakdown is as follows:
- Other costs of € 5.1 million arising from the closure of various branches and the restructuring of BakeMark East's distribution activities.
- Result of € 1.5 million positive from the sale of the defoamer activities at American Ingredients Company – classified as other proceeds.
- Costs of € 2.6 million arising from the closure of three production sites and the transfer of production to other sites at H.C. Brill and Baker&Baker – classified as warehousing and distribution costs.

PURAC: a negative total of € 5.5 million in exceptional items.
- These items relate to the restructuring of the activities of the division in the Netherlands and PURAC bioquímica in Spain. They are classified as production costs (€ 3.8 million), warehousing and distribution costs (€ 0.5 million), and general and administrative expenses (€ 1.2 million).

Corporate costs: for the holding companies no exceptional items were recorded in 2005.

millions of euros

2. SEGMENT INFORMATION

Segment Information by Business Area

	Bakery Supplies Europe		Bakery Supplies North America		PURAC	
	2006	2005	2006	2005	2006	2005
Net turnover	1.041.9	1.085.6	1.084.1	1.025.0	295.4	281.0
After exceptionals items						
EBIT	42.7	43.2	67.9	63.5	21.8	17.0
EBIT Before amortization of intangibles	43.5	43.5	68.5	63.5	22.0	17.3
Capital employed excl. goodwill	208.5	230.9	222.0	229.6	283.4	258.1
Average goodwill	581.5	595.0	398.3	494.0	31.9	31.0
Capital employed incl. goodwill	790.0	825.9	620.3	723.6	315.3	289.1
Capital employed excl. goodwill year end	214.5	214.7	245.4	248.5	304.3	270.1
Goodwill at year end	581.5	577.2	427.6	494.5	31.9	31.0
Capital employed incl. goodwill year end	796.0	791.9	673.0	743.0	336.2	301.1
Depreciation						
Tangible fixed assets	25.3	27.7	15.7	16.1	26.3	24.3
Intangible fixed assets	0.8	0.3	0.6	-	0.2	0.3
Capital expenditure						
Tangible fixed assets	-37.8	-28.7	-16.8	-12.7	-61.2	-45.4
Intangible fixed assets	-0.3	-1.7	-	-0.3	-1.1	-1.2
Impairments	11.5	9.8	3.2	-	-	-
FTE	3,790	4,137	3,235	3,371	1,022	1,028
ROS [1]	4.1%	4.0%	6.3%	6.2%	7.4%	6.0%
ROCE excl. goodwill [2]	20.5%	18.7%	30.6%	27.7%	7.7%	6.6%
ROCE incl. goodwill [3]	5.4%	5.2%	10.9%	8.8%	6.9%	5.9%
Before exceptional items						
EBIT	66.9	55.8	74.9	69.7	27.3	22.5
EBIT Before amortization of intangibles	67.7	56.1	75.5	69.7	27.5	22.8
ROS [1]	6.4%	5.1%	6.9%	6.8%	9.2%	8.0%
ROCE excl. goodwill [2]	32.1%	24.2%	33.7%	30.4%	9.6%	8.7%
ROCE incl. goodwill [3]	8.5%	6.8%	12.1%	9.6%	8.7%	7.8%

1. ROS is the operating result divided by net turnover x 100.
2. ROCE excluding goodwill is the operating result for the year divided by the average capital employed excluding goodwill x 100.
3. ROCE including goodwill is the operating result for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978. the year when CSM started the diversification process.

For segment information relating to the discontinued operations, CSM Sugar, see Section 10.

millions of euros

	Holding company		Continued Business CSM total	
	2006	2005	2006	2005
Net turnover	-	-	2,421.4	2,391.6
After exceptionals items				
EBIT	-10.5	-19.7	121.9	104.0
EBIT Before amortization of intangibles	-10.5	-19.7	123.5	104.6
Capital employed excl. goodwill	-5.9	-1.9	708.0	716.7
Average goodwill	-	-	1,011.8	1,120.0
Capital employed incl. goodwill	-5.9	-1.9	1,719.8	1,836.7
Capital employed excl. goodwill year end	-8.0	-5.9	756.2	727.4
Goodwill at year end	-	-	1,041.0	1,102.7
Capital employed incl. goodwill year end	-8.0	-5.9	1,797.2	1,830.1
Depreciation				
Tangible fixed assets	0.2	-	67.5	68.1
Intangible fixed assets	-	-	1.6	0.6
Capital expenditure				
Tangible fixed assets		-	-115.8	-86.9
Intangible fixed assets	-0.4	-	-1.8	-3.2
Impairments	-	-	14.7	9.8
FTE	43	51	8,090	8,586
ROS [1]			5.0%	4.3%
ROCE excl. goodwill [2]			17.2%	14.5%
ROCE incl. goodwill [3]			7.1%	5.7%
Before exceptional items				
EBIT	-14.0	-19.7	155.1	128.3
EBIT Before amortization of intangibles	-14.0	-19.7	156.7	128.9
ROS [1]			6.4%	5.4%
ROCE excl. goodwill [2]			21.9%	17.9%
ROCE incl. goodwill [3]			9.0%	7.0%

Segment Information per Geographical Region

	The Netherlands		Rest of Europe		North America		Other countries		CSM consolidated from continuing operations	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net turnover	123.7	129.6	991.0	1,060.0	1,233.9	1,137.4	72.8	64.6	2,421.4	2,391.6
Average capital employed excluding goodwill	146.2	158.3	194.6	242.2	292.3	273.0	74.9	43.2	708.0	716.7
Capital expenditure on fixed assets	9.3	25.7	37.7	31.9	24.3	15.1	46.3	17.4	117.6	90.1
Depreciation of fixed assets	17.4	16.4	24.6	29.3	23.8	20.2	3.3	2.8	69.1	68.7
Average number of employees	786	897	3,729	4,001	3,348	3,481	227	207	8,090	8,586

The above information is based on the geographical location of the assets.

millions of euros

Net turnover by geographical region based on the geographical location of the customers is shown in the table below.

	2006	**2005**
The Netherlands	87.5	90.5
Rest of Europe	1,034.7	1,075.4
North America	1,181.1	1,121.0
Other countries	118.1	104.7
Total	**2,421.4**	**2,391.6**

3. OTHER COSTS

Breakdown of other costs:

Closure of various branches and restructuring of distribution activities of BakeMark East	-	5.1
Total	**-**	**5.1**

4. OTHER PROCEEDS

Breakdown of other proceeds:

Result from sale of "Jantje de Goede" activities of Unipro Nederland	1.7	-
Result from sale of defoamer activities at AIC	-	1.5
Total	**1.7**	**1.5**

5. PAYROLL AND SOCIAL INSURANCE

Payroll	345.6	361.9
Pension premiums - defined benefit pension plans	10.7	21.5
Pension premiums - defined contribution pension plans	15.6	3.8
Other social insurance	48.6	47.0
Option / share plan costs	0.7	0.6
Total	**421.2**	**434.8**

6. DEPRECIATION OF FIXED ASSETS

Depreciation of property, plant & equipment	67.5	68.1
Depreciation of intangible fixed assets	1.6	0.6
Total	**69.1**	**68.7**

7. RESEARCH AND DEVELOPMENT

Research and development costs amounted to approximately € 28.4 million in 2006 (2005: € 31.6 million).

millions of euros

8. FINANCIAL INCOME AND CHARGES

Breakdown of financial income and charges:

	2006	**2005**
Interest received	-0.8	-3.3
Interest paid	30.3	49.3
Exchange rate differences	-2.6	-5.8
Recycling of exchange rate differences from translation reserve	-1.4	-2.5
Fluctuations in fair value of derivatives	-12.9	1.0
Movements in shareholders' equity due to cash flow hedges	22.3	0.2
Write-down of disbursed loan	-	6.8
Costs of repayment of private loan 2003	-	13.3
Costs of repayment of private loan 2001	10.4	-
Costs of settlement of convertible bond loan beet growers	2.3	-
Total	**47.6**	**59.0**

9. TAXES

Breakdown of taxes:

	Continuing operations		**Discontinued operations**		**Total**	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**
Current tax	66.0	4.2	16.4	28.5	82.4	32.7
Deferred tax	-55.5	1.2	-	3.4	-55.5	4.6
Total	**10.5**	**5.4**	**16.4**	**31.9**	**26.9**	**37.3**

Reconciliation of result before taxes and tax liability:

	2006	**2005**
Result before taxes from continuing operations	74.3	45.0
Result before taxes from discontinued operations	57.3	415.7
Result before taxes	**131.6**	**460.7**
Taxes calculated on the basis of average statutory tax rate	44.0	152.8
Untaxed profit elements	-1.9	-94.9
Non-deductible costs	1.8	13.3
Movement in non-valued tax assets	-15.2	-34.8
Tax rate changes continuing operations	3.5	1.3
Tax rate changes discontinued operations	-0.7	-1.4
Adjustments to prior-year taxes payable and deductible	-3.6	-11.3
Other	-1.0	12.3
Tax liability	**26.9**	**37.3**
	20.4%	**8.1%**

The average statutory tax rate is the average of the statutory tax rates in the countries where CSM operates, weighted on the basis of the result from ordinary activities before taxes in each of these countries.

The average effective tax rate on continuing operations was 14.1% in 2006 (2005: 12.0%). The lower-than-expected tax liability from continuing operations is due mainly to a tax reorganization in the US which enabled us to fiscally amortize past goodwill.

millions of euros

Breakdown of the tax liability recognized in equity:

	2006	2005
Tax liability due to loan-related exchange rate differences	4.5	5.1
Deferred tax liability due to exchange rate differences relating to loans and hedge results of financial instruments	4.3	-12.4
Total tax liability recognized in equity	**8,8**	**-7,3**

10. DISCONTINUED OPERATIONS

Discontinued operations for 2006 comprise CSM Sugar's result excluding financial income and charges. Taxes have been specifically allocated to the division on the basis of the nominal tax rate in the Netherlands. In accordance with IFRS 5, depreciation of fixed assets stopped after announcing the intended sale at the end of February. Depreciation between 1 March 2006 and 31 December 2006 would have been € 6.7 million.
Discontinued operations for 2005 comprise the results of CSM Sugar and CSM Sugar Confectionery and the result from the sale of CSM Sugar Confectionery as at 7 March 2005. The operating result of CSM Sugar Confectionery is presented excluding financial income and charges. Taxes have been proportionately allocated to CSM Sugar Confectionery based on the tax rate for CSM as a whole (2005: 26.6%).

Breakdown of the profit and loss account from discontinued operations:

	2006	2005
Net turnover	267.9	226.4
Costs of raw materials and consumables	-147.9	-109.2
Production costs	-40.5	-51.7
Warehousing and distribution costs	-19.0	-18.4
Selling expenses	-1.7	-2.0
General and administrative expenses	-1.5	-14.8
Operating result	**57.3**	**30.3**
Taxes	-16.4	-14.6
Result after taxes CSM Sugar	**40.9**	**15.7**
Result after taxes CSM Sugar Confectionery (2 months)	**-**	**2.7**
Gross result from sale	-	381.7
Taxes	-	-16.3
Result from sale after taxes	**-**	**365.4**
Total	**40.9**	**383.8**

millions of euros

Breakdown of the balance sheet for CSM Sugar:

	31 December 2006	31 December 2005
Property, plant & equipment	48.7	44.9
Stocks	130.1	156.6
Receivables	34.5	22.2
Assets held for sale	**213.3**	**223.7**
Provisions	2.4	16.0
Trade payables	58.8	29.5
Other non-interest-bearing current liabilities	72.3	62.7
Tax liabilities	-1.2	-3.1
Liabilities held for sale	**132.3**	**105.1**

Breakdown of cash flow from discontinued operations:

CSM Sugar		
Cash flow from operating activities	81.4	9.9
Cash flow from investment activities	-1.0	-11.1
Total	**80.4**	**-1.2**

CSM Sugar's capital expenditure on property, plant & equipment amounted to € 4.1 million (2005: € 8.6 million). Depreciation of property, plant & equipment was € 0.3 million (2005: € 6.8 million). On average, CSM Sugar employed 292 staff (2005: 353 staff).

CSM Sugar Confectionery		2 months
Cash flow from operating activities	-	-12.6
Cash flow from investment activities	-	-0.6
Total	**-**	**-13.2**

millions of euros

11. EARNINGS PER ORDINARY SHARE

Earnings per ordinary share and earnings per ordinary share from continuing operations and discontinued operations are calculated by respectively dividing the result after taxes and the result after taxes from continuing operations and discontinued operations by the weighted average number of outstanding ordinary shares in CSM nv.

To calculate diluted earnings per ordinary share and diluted earnings per ordinary share from continuing operations and discontinued operations, the result after taxes and the result after taxes from continuing operations and discontinued operations, and the weighted average number of outstanding ordinary shares in CSM nv are adjusted for the effects of potential conversion of the convertible bond loan into ordinary shares and the exercise of option rights by the Board of Management and senior management.

	2006	2005
Result after taxes	**104.7**	**423.4**
Profit available for holders of ordinary shares (A)	104.7	423.4
Minus: result from discontinued operations (B)	40.9	383.8
Result after taxes from continuing operations (C)	**63.8**	**39.6**
Profit available for holders of ordinary shares	104.7	423.4
Plus: interest charges after tax related to the convertible bond loans (D)	-	0.2
Profit after dilution (E)	104.7	423.6
Minus: result from discontinued operations	40.9	383.8
Result after taxes from continuing operations, after dilution (F)	**63.8**	**39.8**
Weighted average number of outstanding ordinary shares (G)	71.1	74.1
Plus: ordinary shares related to convertible bond loans and option scheme	0.6	1.6
Weighted average number of outstanding ordinary shares after the effect of dilution (H)	**71.7**	**75.7**
Per ordinary share		
Earnings from continuing operations (C/G)	0.90	0.54
Earnings from discontinued operations (B/G)	0.57	5.18
Earnings (A/G)	1.47	5.72
Diluted earnings from continuing operations (F/H)	0.89	0.53
Diluted earnings from discontinued operations (B/H)	0.57	5.07
Diluted earnings (E/H)	1.46	5.60

millions of euros

12. PROPERTY, PLANT & EQUIPMENT

	Land	Buildings	Machinery and equipment	Other fixed assets	Under construction	Not employed in operations	Total
1 January 2005							
Acquisition prices	40.8	262.5	810.7	73.1	64.3	6.2	1,257.6
Cumulative depreciations	-0.3	-91.6	-513.4	-56.4	0.1	-2.1	-663.7
Book value	**40.5**	**170.9**	**297.3**	**16.7**	**64.4**	**4.1**	**593.9**
Movements							
Capital expenditure	2.8	10.5	68.6	0.8	12.8	-	95.5
Divestments	-1.5	-2.2	-6.1	-2.1	-0.6	-0.4	-12.9
Exchange rate differences	2.8	10.1	15.3	0.9	3.4	-	32.5
Sale of group companies	-0.1	-2.0	-3.5	-0.9	-	-	-6.5
Depreciations	-	-8.6	-58.8	-7.4	-	-0.1	-74.9
Impairments	-	-	-9.8	-	-	-	-9.8
Other	0.2	1.2	20.6	3.6	-23.2	-1.3	1.1
Net movements in book value	**4.2**	**9.0**	**26.3**	**-5.1**	**-7.6**	**-1.8**	**25.0**
31 December 2005							
Acquisition prices	45.0	271.3	819.7	60.3	56.6	3.3	1,256.2
Cumulative depreciations	-0.3	-91.4	-496.1	-48.7	0.2	-1.0	-637.3
Book value	**44.7**	**179.9**	**323.6**	**11.6**	**56.8**	**2.3**	**618.9**
Movements							
Reclassification of CSM Sugar to assets held for sale	-4.5	-10.1	-30.2	-	-	-0.1	-44.9
Capital expenditure	0.1	9.1	20.3	3.5	82.8	-	115.8
Divestments	-0.5	-2.4	-3.8	0.1	-0.1	-1.6	-8.3
Exchange rate differences	-1.9	-7.1	-7.2	-0.4	-1.4		-18.0
Acquisition of group companies	-	-	5.5	-	-	-	5.5
Sale of group companies		-0.1	-1.0	-0.1	-		-1.2
Depreciations		-7.7	-52.6	-6.6	-	-0.6	-67.5
Impairment		-1.0	-25.6		-		-26.6
Adjusted impairment			11.9				11.9
Other	0.2	8.0	14.0	2.2	-24.4		-
Net movements in book value	**-6.6**	**-11.3**	**-68.7**	**-1.3**	**56.9**	**-2.3**	**-33.3**
31 December 2006							
Acquisition prices	38.4	252.0	739.6	58.1	113.5	0.8	1,202.4
Cumulative depreciations	-0.3	-83.4	-484.7	-47.8	0.2	-0.8	-616.8
Book value	**38.1**	**168.6**	**254.9**	**10.3**	**113.7**	**-**	**585.6**
Depreciation rates	-	2.5-4%	6.7-12.5%	20-50%	-	6.7-12.5%	

The 2006 impairment relates to fixed assets at Délices de la Tour, BakeMark Ingrédients France, BakeMark Italia, and H.C. Brill. Ongoing losses in France and the decision to close sites of BakeMark Italia and H.C. Brill prompted the impairment. The adjusted impairment concerns the impairment at Délices de la Tour. As CSM reached agreement on 30 January 2007 on the sale of Délices de la Tour's production operations in Le Mans (agreed amount: around € 15 million), the impairment no longer applied.
The property, plant & equipment item includes fixed assets with a book value of € 4.5 million (31 December 2005: € 6.1 million) which are financed through a financial lease.

millions of euros

The book value of property, plant & equipment calculated on the basis of current value, is estimated at € 168 million (31 December 2005: approximately € 278 million) above the disclosed book value on the basis of acquisition price or construction costs.

13. INTANGIBLE FIXED ASSETS

	Goodwill	**Customer base**	**Development costs**	**Other intangible fixed assets**	**Total**
1 January 2005					
Acquisition prices	627.9				627.9
Cumulative amortization					
Book value	**627.9**				**627.9**
Movements					
Capital expenditure			1.2	2.0	3.2
Exchange rate differences	20.2				20.2
Sale of group companies	-1.8				-1.8
Amortization			-0.2	-0.4	-0.6
Net movements in book value	**18.4**		**1.0**	**1.6**	**21.0**
31 December 2005					
Acquisition prices	646.3		1.2	2.0	649.5
Cumulative amortization			-0.2	-0.4	-0.6
Book value	**646.3**	**-**	**1.0**	**1.6**	**648.9**
Movements					
Capital expenditure	-	-	1.0	0.8	1.8
Acquisition of group company	45.6	23.4		2.4	71.4
Divestments	-	-	-	-0.2	-0.2
Exchange rate differences	-17.4	-0.5		-0.1	-18.0
Amortization	-	-0.6	-0.2	-0.8	-1.6
Net movements in book value	**28.2**	**22.3**	**0.8**	**2.1**	**53.4**
31 December 2006					
Acquisition prices	674.5	22.9	2.2	7.4	707.0
Cumulative amortization	-	-0.6	-0.4	-3.7	-4.7
Book value	**674.5**	**22.3**	**1.8**	**3.7**	**702.3**
Amortization rate	-	5-33.3%	33.3%	20-33.3%	

millions of euros

Goodwill Impairment Test

Goodwill is allocated based on cash flow generating units for each region of the divisions.
Breakdown of the book value of the goodwill per unit is as follows:

	Book value of goodwill as at 31 December 2006
CSM Bakery Supplies Europe	
• Benelux	40
• Germany	276
• Northern Europe	39
• France	35
• Southern Europe	85
• Other	20
	495
CSM Bakery Supplies North America	
• CGI Desserts Inc. [1]	46
• H.C. Brill & Caravan	123
• Other	3
	172
PURAC	7
Total	**674**

1. The goodwill allocation to CGI Desserts is provisional.

The recoverable amount of the cash flow generating units is determined on the basis of the value in use per unit. The cash flow forecasts per unit are based on the expected operating results and corresponding cash flows in the most recent 3-year budgets which have been approved by the Board of Management. The cash flows after 3 years are fixed at an annual growth rate of 2%. For each division, future cash flows are discounted on the basis of WACC before tax. For the Bakery Supplies divisions a WACC of 9% and for PURAC a WACC of 12% is applied.

The cash flows were also analyzed for sensitivities. Even if the cash flows after 3 years are fixed at an annual growth rate of 0%, the value in use per unit will not be lower than the book value of goodwill.

Given the above assumptions the Board of Management has concluded that value in use per unit is not lower than the book value of goodwill.

Development Costs

Development costs comprise internally incurred capitalized development costs, recognized as general and administrative expenses.

Other Intangible Fixed Assets

Other intangible fixed assets comprise mainly capitalized third-party software and licenses depreciated over a 3-5 year period. Software and licenses depreciation charges are recognized as general and administrative expenses.

millions of euros

14. FINANCIAL FIXED ASSETS

	Long-term receivables	Derivatives	Total
As at 1 January 2005	**17.6**		**17.6**
Write-down	-6.8		-6.8
Repayments	-1.4		-1.4
As at 1 January 2006	**9.4**	**-**	**9.4**
Reclassification of CSM Sugar to assets held for sale	-1.8	-	-1.8
Disbursement / withdrawal		3.1	3.1
Repayments	-0.3		-0.3
As at 31 December 2006	**7.3**	**3.1**	**10.4**

The book value of the long-term receivables does not significantly deviate from the fair value. The long-term receivables mainly comprise a disbursed loan of € 6.3 million (interest rate 6.5% and remaining term of 1 year).

15. STOCKS

	As at 31.12.2006	As at 31.12.2005
Raw materials, consumables, technical materials and packaging	82.1	76.1
Work in progress	9.4	11.8
Finished product	154.9	315.5
Total	**246.4**	**403.3**

16. RECEIVABLES

Trade receivables	294.4	326.7
Provision for impairments	-11.3	-14.5
Other receivables	13.5	18.9
Derivatives (cash flow hedge)	-	4.0
Prepayments and accrued income	15.8	9.0
Total	**312.4**	**344.1**

Remaining term of receivables is less than one year. The nominal value of the receivables (excluding derivatives) does not significantly deviate from the fair value.

17. CASH AND CASH EQUIVALENTS

An amount of € 49.9 million in deposits (interest rate of 4.83% and term until 2 January 2007) is included in the cash and cash equivalents (31 December 2005: € 15.0 million). The other cash and cash equivalents are available and payable without notice.

18. SHAREHOLDERS' EQUITY

Share Capital

As at 31 December 2006 authorized share capital totaled € 50 million. This consists of 182 million ordinary shares with a nominal value of € 0.25 each and 18 million cumulative financing preference shares with a nominal value of € 0.25 each and divided into three series of six million marked FPA, FPB and FPC.

Cumulative Financing Preference Shares

On 26 July 2002, 2,131,284 cumulative financing preference shares were issued from the FPA series, 852,512 from the FPB series and 1,278,770 from the FPC series, each with a nominal value of € 0.25 and an issue price of € 23.46. Each series of cumulative financing preference shares has a different dividend percentage and dividend review date.

Finprefs	Dividend	First dividend review date	Review interval
FPA series	5.77%	1 August 2009	seven years
FPB series	6.07%	1 August 2012	ten years
FPC series	6.4%	1 August 2017	fifteen years

Holders of cumulative financing preference shares take priority over holders of ordinary shares when dividends are paid out and if the company goes into liquidation. To optimize its financing structure, in June 2005, CSM repurchased 1,278,772 depositary receipts of shares from the FPA series with a nominal value of € 0.25 each (nominal amount: € 0.3 million) at an acquisition price of € 30.6 million.
The average dividend on outstanding cumulative financing preference shares is 6.13% as at 31 December 2006.
The cumulative financing preference shares are classified as debt instead of equity as of 1 January 2005.

	Ordinary	'FPA'	'FPB'	'FPC'
Movements in the Number of Issued Shares				
As at 1 January 2006	**78,354,449**	**2,131,284**	**852,512**	**1,278,770**
Withdrawal company shares	-5,523,539	-1,278,772	-	-
Conversion beet growers' bonds	222	-	-	-
As at 31 December 2006	**72,831,132**	**852,512**	**852,512**	**1,278,770**
Movements in the Number of Shares with Dividend Rights				
As at 1 January 2006	**71,371,595**	**852,512**	**852,512**	**1,278,770**
Repurchased depositary receipts of shares	-7,228,345	-	-	-
Conversion beet growers' bonds	222	-	-	-
Sold depositary receipts of shares	1,810,813	-	-	-
As at 31 December 2006	**65,954,285**	**852,512**	**852,512**	**1,278,770**

Repurchased Depositary Receipts of Shares

During financial year 2006 the company repurchased a total of 7,228,345 depositary receipts of ordinary shares.
Breakdown:

- 6,519,645 depositary receipts of ordinary shares with a nominal value of € 0.25 each (nominal amount: € 1.6 million) at an acquisition price of € 180.0 million to further optimize the financing structure of the company;
- 708,700 depositary receipts of ordinary shares with a nominal value of € 0.25 each (nominal amount: € 0.2 million) at an acquisition price of € 18.0 million to prevent earnings per share from being diluted due to the exercise of option rights.

Sold Depositary Receipts of Shares

During financial year 2006 the company sold a total of 1,810,813 depositary receipts of ordinary shares with a nominal value of € 0.25 each (nominal amount: € 0.5 million), following the exercise and expiration of options worth € 42.9 million.
As at 31 December 2006, CSM had 6,876,847 repurchased depositary receipts of shares at its disposal with a nominal value of € 0.25 each (nominal amount: € 1.7 million, representing 9.1% of total share capital issued) at an average acquisition price of € 26.87.
The total costs of € 155.1 million (2005: € 112.0 million) arising from the net repurchase of depositary receipts of ordinary shares during the report year, have been charged to the reserves.
Repurchased depositary receipts of ordinary shares have no dividend rights.

Movements in Repurchased Depositary Receipts of Ordinary Shares	Number	Nominal amount (euros)
As at 1 January 2006	**6,982,854**	**1,745,714**
Repurchased depositary receipts of ordinary shares	7,228,345	1,807,086
Sold depositary receipts of ordinary shares	-1,810,813	-452,703
Withdrawn depositary receipts of ordinary shares	-5,523,539	-1,380,885
As at 31 December 2006	**6,876,847**	**1,719,212**

Option Scheme

An option scheme was available for the Board of Management and senior management. Starting from 2005, this scheme has been replaced by a share (option) plan. Of the in previous years granted option rights, still 35 persons had rights outstanding per 31 December 2006 to a total number of 165,400 depositary receipts of shares. The nominal value of the depositary receipts of shares in the company capital which are claimable through the option rights is € 41,350.00. The options have a term of five years. The exercise price is equal to the market price at the time of allocation. Depositary receipts which are acquired by exercising option rights cannot be sold until the third year of the option term has expired.

Share Plan

The share plan, which has been in place for the Board of Management since 2005, has been extended to senior management in 2006. Every year the Board of Management and senior management are granted:

- a package of yet-to-vest depositary receipts of shares in CSM nv; and
- a gross payment equal to the gross dividend that is paid on the acquired depositary receipts in the vesting period.

The number of depositary receipts that the Board of Management is granted in the future depends on the extent to which the defined performance targets are realized. This is measured at the end of a three-year period, calculated from the grant date. The definitive number of granted depositary receipts is determined at the end of the period. The performance criterion for vesting is the Total Shareholder Return (TSR) of CSM. TSR is defined as the total increase or decrease in the share price in a period of three years incremented by the paid-out dividend during that period expressed as a percentage of the share price at the start of that period. The TSR is compared with the TSR of a defined group of ten comparable companies (peer group) over the same period. The number of depositary receipts that will vest is determined by the position of the TSR of CSM after three years compared with the TSR of the companies in the peer group.

After the three-year period the vested number of depositary receipts and the corresponding amount paid out in dividend are made over to a blocked investment account, where it remains for a further two years. Hence, the vested depositary receipts become freely available after five years.

Mr Hoetmer was also granted a conditional share package upon appointment as CEO. Vesting of these shares is dependent on the extent to which defined performance targets are achieved.

In principle the company will repurchase the depositary receipts needed for the share (option) plan and exercising the option rights in order to prevent dilution of earnings per share due to the option scheme / share plan. The total number of depositary receipts of shares granted under the current schemes will not, in any year, exceed 1% of the total outstanding shares in CSM.
The participants are bound by regulations in order to prevent misuse of insider information.

Movements in the Number of Outstanding Options on Depositary Receipts of Shares

Year of allocation	Number outstanding as at 31.12.2005**	Exercised during 2006	Expired during 2006	Number outstanding as at 31.12.2006	Exercise price	Expiration date
*Board of Management**						
2001	96,000		96,000		€ 26.60	02-02-2006
2002	72,000	72,000			€ 22.30	29-01-2007
2003	94,600	66,000		28,600	€ 19.97	03-02-2008
Subtotal	**262,600**	**138,000**	**96,000**	**28,600**		
Senior management						
2001	444,350		444,350		€ 26.60	02-02-2006
2002	213,400	171,000	9,600	32,800	€ 22.30	29-01-2007
2003	481,100	364,700	12,400	104,000	€ 19.97	03-02-2008
Subtotal	**1,138,850**	**535,700**	**466,350**	**136,800**		
Total	**1,401,450**	**673,700**	**562,350**	**165,400**		

* Including former members of the Board of Management.

** As Messrs Van Nieuwenhuyzen and Plantenberg moved from Senior Management to the Board of Management, the numbers outstanding as at 31-12-2005 of the Board of Management and Senior Management categories have been changed.

(Former) members of the Board of Management exercised options at an average share price of € 27.0 in 2006.

Movements in the Total Number of Outstanding Unvested Depositary Receipts of Shares

Year of allocation	Outstanding as at 31.12.2005	Allocated in 2006	Outstanding as at 31.12.2006
Board of Management			
2005	57,865		57,865
2006	-	52,118	52,118
subtotal	**57,865**	**52,118**	**109,983**
Senior Management			
2006	-	63,611	63,611
Total	**57,865**	**115,729**	**173,594**

millions of euros

	Movements in Legal Reserves				
	Translation reserve	**Hedge reserve**	**Develop-ment costs**	**Option reserve**	**Total**
Other Reserves					
As at 1 January 2005	**-2.4**	**-10.3**		**-**	**-12.7**
• Net investment hedge					
Exchange rate differences foreign currency loan	-41.8				-41.8
Tax effect	17.1				17.1
• Translation differences foreign group companies	67.1				67.1
Tax effect	-26.6				-26.6
• Cash flow hedge					
Fluctuations in fair value derivatives		-7.2			-7.2
Tax effect		2.2			2.2
• Options				0.6	0.6
• Movement in capitalization of development costs			1.0		1.0
As at 31 December 2005	**13.4**	**-15.3**	**1.0**	**0.6**	**-0.3**
• Net investment hedge					
Exchange rate differences foreign currency loan	27.0				27.0
Tax effect	-2.9				-2.9
• Translation differences foreign group companies	-54.0				-54.0
Tax effect	19.2				19.2
• Cash flow hedge					
Fluctuations in fair value derivatives		24.2			24.2
Tax effect		-7.5			-7.5
• Options				0.7	0.7
• Movement in capitalization of development costs			0.8		0.8
As at 31 December 2006	**2.7**	**1.4**	**1.8**	**1.3**	**7.2**

In particular circumstances legal reserves must be created in accordance with Part 9, Book 2 of the Dutch Civil Code. The legal reserves comprise the translation reserve, hedge reserve, and development costs reserve. If a legal reserve has a negative value no payments can be made from the other reserves up to the level of the negative value(s).

19. PROVISIONS

	As at 31.12.2006	**As at 31.12.2005**
Pensions and early retirement schemes	90.2	99.5
Long-term personnel commitments	9.1	18.8
Reorganization and restructuring	24.7	31.5
Other	11.2	16.2
Total	**135.2**	**166.0**

millions of euros

Movements in provisions	Long-term personnel commitments	Reorganization and restructuring	Other	Total
As at 1 January 2006	**18.8**	**31.5**	**16.2**	**66.5**
Reclassification of CSM Sugar to liabilities held for sale	-9.3	-3.4	-2.2	-14.9
Addition charged to result	1.8	20.2	0.4	22.4
Release credited to result	-0.6	-2.7	-1.9	-5.2
Withdrawal for intended objective	-1.5	-20.2	-1.1	-22.8
Exchange rate differences	-0.1	-0.7	-0.2	-1.0
As at 31 December 2006	**9.1**	**24.7**	**11.2**	**45.0**

Long-Term Personnel Commitments

Long-term personnel commitments relate mainly to anniversary commitments, severance pay, past-service commitments, and health insurance.

Reorganization and Restructuring

The additions charged to the result in respect of the Reorganization and Restructuring provision relates mainly to the reorganizations at BakeMark Deutschland, BakeMark Italia, H.C. Brill, and Caravan Ingredients. The withdrawals relate primarily to the merger of Délices de la Tour plants, the reorganization at PURAC in the Netherlands, and the merger of a number of American entities. For more information about reorganizations and restructuring, see Section 1, exceptional items, and the description of the 3-S program in the report of the Board of Management.

Other Provisions

The other provisions relate to loss-making contracts and legal disputes, amongst others.
The provisions for Pensions and Early Retirement Schemes and Long-Term Personnel Commitments can be considered long-term. The Reorganization and Restructuring and Other provisions are short-term commitments.

20. PENSIONS

	As at 31.12.2006	As at 31.12.2005
Pension Commitments		
Present value of pension commitments	639.3	650.5
Fair value of plan assets	-617.6	-562.1
	21.7	**88.4**
Unrecognized actuarial losses / gains	53.3	-4.3
Unrecognized past-service pension costs	-2.4	-
Off-balance-sheet asset	17.6	15.4
Net liability	**90.2**	**99.5**

The CSM Sugar and former Leaf UK pension funds showed surpluses as at 31 December 2006. As these are not immediately available to CSM the asset has not been recognized in the balance sheet, except for the premiums for 2007.

millions of euros

Breakdown of the pension costs in respect of defined benefit pension plans in the profit and loss account:

Pension Costs	2006	2005
Current service costs	17.7	20.9
Interest charges	27.0	25.6
Expected return on plan assets	-31.9	-27.2
Actuarial gains/losses	0.9	0.1
Past-service costs	5.4	1.3
Gain/loss from significant curtailments	-8.8	2.2
Contribution by employees	-1.8	-1.4
Movement in surplus CSM Sugar pension fund	2.2	-
Total pension costs	**10.7**	**21.5**

The gain from significant curtailments is the result of changes to pension plans at CSM Nederland, PURAC biochem, and Caravan Ingredients Company.

These pension costs are recognized in the profit and loss account as follows:

Production costs	1.6	7.4
Warehousing and distribution costs	0.1	1.8
Selling expenses	0.9	5.4
General and administrative expenses	8.1	6.9
Total	**10.7**	**21.5**

Movements in Pension Commitments		
As at 1 January	**650.5**	**613.1**
Reclassification of CSM Sugar to liabilities held for sale	-1.1	-
Current service costs	17.7	20.9
Interest charges	27.0	25.6
Pension payments	-32.9	-26.8
Past-service costs	7.8	1.3
Actuarial gains/losses	-20.6	13.5
Significant curtailments	-8.8	2.2
Exchange rate differences	-0.3	3.8
Divestments	-	-3.1
As at 31 December	**639.3**	**650.5**

Movements in Fair Value of Plan Assets		
As at 1 January	**562.1**	**483.8**
Expected return on plan assets	31.9	27.2
Pension payments	-25.4	-21.5
Employer / employee contribution	12.7	34.9
Actuarial gains / losses	36.1	35.3
Exchange rate differences	0.2	2.4
As at 31 December	**617.6**	**562.1**

millions of euros

The main weighted average actuarial assumptions:

	2006	2005
Discount rate	4% - 5.5%	4% - 5.5%
Expected return on plan assets	4.6% - 8%	5.4% - 8%
Future salary increases	1.8% - 5%	2% - 7%
Inflation	1.8% - 6%	0% - 3%

The actual return on plan assets was € 68.0 million (2005: € 62.5 million).

21. DEFERRED TAX

Breakdown of deferred tax assets and liabilities:	2006	2005
Deferred tax liabilities	82.1	92.4
Deferred tax assets	-49.6	-62.1
As at start of financial year	**32.5**	**30.3**
Effects application IAS 32/39	-	-10.6
Tax charge in profit and loss account	-55.5	4.6
Translation differences foreign group companies	3.1	-4.2
Acquisition/sale of group companies	10.0	-
Tax charge movements in shareholders' equity	-4.3	12.4
As at close of financial year	**-14.2**	**32.5**
Deferred tax liabilities	43.1	82.1
Deferred tax assets	-57.3	-49.6
As at close of financial year	**-14.2**	**32.5**

Breakdown of deferred tax assets and liabilities by type:

Deferred Tax Assets

	Property, plant & equipment	Intangible fixed assets	Current assets/ liabilities	Tax loss carry forward	Pro-visions	Exchange rate diffe-rences loans	Financial instru-ments	Other	Total
Gross	1.4	13.2	7.9	40.5	32.0	20.7	12.1	2.6	130.4
Write-down	-0.3	-2.1	-0.9	-17.7	-3.0	-	-	-2.4	-26.4
Netting	-32.2	-5.8	-3.8	-4.7	-3.8	-2.9	-	-1.2	-54.4
31 December 2005	**-31.1**	**5.3**	**3.2**	**18.1**	**25.2**	**17.8**	**12.1**	**-1.0**	**49.6**
Gross	4.0	14.2	8.3	35.8	21.2	35.4	19.7	1.1	139.7
Write-down	-1.3	-2.1	-0.4	-10.3	-0.4	-4.3	-	-0.1	-18.9
Netting	-2.6	-11.1	-5.3	-12.7	-14.2	-14.3	-2.3	-1.0	-63.5
31 December 2006	**0.1**	**1.0**	**2.6**	**12.8**	**6.6**	**16.8**	**17.4**	**-**	**57.3**

millions of euros

The short-term part of deferred tax assets and tax liabilities, after write-down and netting with the short-term part of deferred tax liabilities, amounts to € 24.9 million and € 0.8 million respectively.

Deferred Tax Liabilities

	Property, plant & equipment	Intangible fixed assets	Current assets/ liabilities	Tax loss carry forward	Provisions	Exchange rate differences loans	Financial instruments	Other	Total
Gross	40.5	20.7	9.6	-	3.0	0.5		64.6	138.9
Write-down	-2.9	-	-	-	-	-		0.5	-2.4
Netting	-32.2	-5.8	-3.8	-4.7	-3.8	-2.9		-1.2	-54.4
31 December 2005	**5.4**	**14.9**	**5.8**	**-4.7**	**-0.8**	**-2.4**		**63.9**	**82.1**
Gross	38.9	39.5	6.7	-	0.6	-	0.3	22.4	108.4
Write-down	-1.2	-	-0.6	-	-	-	-	-	-1.8
Netting	-2.6	-11.1	-5.3	-12.7	-14.2	-14.3	-2.3	-1.0	-63.5
31 December 2006	**35.1**	**28.4**	**0.8**	**-12.7**	**-13.6**	**-14.3**	**-2.0**	**21.4**	**43.1**

Deferred tax assets and liabilities are assessed and the possibilities of future realization analyzed. This may result in full or partial write-down of the relevant tax asset or liability.

Depending on the term of anticipated realization of deferred tax assets and liabilities, these are also netted. This may be the case for a legal entity or for a group of legal entities which are considered one fiscal entity.

Due to tax loss carry forward amounting to a total of € 25.5 million the sum of € 1.5 million in deferred tax is recoverable within a year, the sum of € 3.3 million between 2007 and 2017, and the sum of € 20.7 million anytime.

Breakdown of the tax charge arising from deferred tax assets and liabilities in the profit and loss account, by type:

	Property, plant & equipment	Intangible fixed assets	Current assets/ liabilities	Tax loss carry forward	Provisions	Exchange rate differences loans	Financial instruments	Other	Total
2005	15.6	10.0	-9.4	-6.4	-5.5	-0.8	-0.3	1.4	4.6
2006	-2.0	8.1	-4.1	-3.1	-37.0	-0.4	-18.3	1.3	-55.5

Current tax liabilities comprise an assessment of € 42.6 million including fine from the Italian tax authorities for the year 2000. As CSM disputes this assessment it has started discussions with the Italian tax authorities.

CSM issued a bank guarantee of € 25.6 million on behalf of the tax authorities. In accordance with IAS 37, CSM expects that there is a high probability that the assessment will lead to a cash outflow in 2007.

millions of euros

22. NON-CURRENT LIABILITIES

			Effective interest %		Average term in years	
	As at 31.12.2006	**As at 31.12.2005**	**As at 31.12.2006**	**As at 31.12.2005**	**As at 31.12.2006**	**As at 31.12.2005**
Cumulative financing preference shares	70.0	70.0	6.26	6.13	7.0	7.9
Convertible bond loans beet growers	-	5.8	-	4.13	-	2.7
Private loan 2001	-	189.7	-	8.49	-	5.8
Owed to credit institutions	503.8	114.3	4.84	2.7	2.1	3.1
Financial lease commitments	1.7	2.1	3.8	4.8	4.7	4.9
Derivatives	80.3	86.6	4.1	-	4.8	-
Other debts	1.0	-	4.0	-	8.9	-
Total	**656.8**	**468.5**				
Weighted average			5.0	6.23	3.1	5.3

The weighted average of the term has been calculated on the basis of the remaining terms of the individual loans.

Repayments due within 12 months of the close of the report year are not included in the above amounts but are recognized in interest-bearing current liabilities.
The repayments due after five years or more on debts owed to credit institutions, the cumulative financing preference shares, the derivatives and the financial lease commitments amount to € 70.3 million.

The fair value of the main long-term loans is as follows:

	Balance sheet value as at 31.12.2006	**Fair value as at 31.12.2006**	**Balance sheet value as at 31.12.2005**	**Fair value as at 31.12.2005**
Cumulative financing preference shares	70.0	80.9	70.0	86.0
Private loans	-	-	189.7	207.5
Owed to credit institutions	503.8	506.4	114.3	114.5

Cumulative Financing Preference Shares

Under IFRS, the cumulative financing preference shares are classified as debt instead of equity as of 1 January 2005. For more information, see Section 18.

Convertible Bond Loans Beet Growers

Convertible bond loans beet growers relates to funds borrowed in the form of convertible bonds with an original term of five years. They were settled as at 21 November 2006.

Private Loan 2001

On 10 October 2001 the company placed a 10-year private loan with a nominal value of US$ 225 million and a fixed annual interest rate of 6.45% with American institutional investors. As of mid-December 2005 this loan was seen as a net investment hedge for all foreign US dollar companies. Hence, exchange rate differences in respect of this loan were charged to the translation reserve in equity. In 2006, CSM opted for early repayment of this private loan to optimize its financing structure.

Owed to Credit Institutions

All debts owed to credit institutions are expressed partly in euros and partly in US dollars, and are subject to variable interest rates. In 2004, CSM took out a 5-year credit facility for € 685 million. The committed credit facilities at CSM's long-term disposal amounted to € 685 million as at 31 December 2006 (31 December 2005: € 685 million). As at 31 December 2006 € 503.8 million were withdrawn (31 December 2005: € 114.3 million), € 190.0 million of which in euros and € 313.8 million in US dollars (=US$ 415 million). The liability of US$ 415.0 million is seen as a net investment hedge for all foreign US$ companies. Hence, exchange rate differences in respect of this liability are charged to the translation reserve in equity. Part of the US dollar liability (230 million) has been converted from a variable to a fixed interest rate using three interest swaps. The first swap has a nominal value of US$ 50 million, a term from 10 October 2006 to 10 October 2011, and a fixed interest rate of 5.06%. The second swap has a nominal value of US$ 65 million, a term from 10 December 2006 to 12 December 2011, and a fixed interest rate of 4.94%. The third swap has a nominal value of US$ 115 million, a term from 10 December 2006 to 10 December 2013, and a fixed interest rate of 4.98%.

The main conditions for the credit facility:

- the ratio of net debt position divided by EBITDA ("Earnings Before Interest, Taxes, Depreciation and Amortization") may not exceed the factor 3;
- a minimum interest cover of 3.

  These conditions were met as at 31 December 2006.

23. INTEREST-BEARING CURRENT LIABILITIES

			Effective interest %	
	As at 31.12.2006	As at 31.12.2005	As at 31.12.2006	As at 31.12.2005
Convertible bond loans beet growers	-	1.1	-	4.65
Owed to credit institutions	12.0	8.0	3.91	2.59
Derivatives	-	18.0	-	-
Financial lease commitments	0.1	0.5	8.79	9.55
Other debts	3.5	7.5	3.54	2.34
Total	**15.6**	**35.1**		
Weighted average			3.86	2.84

24. DERIVATIVES

Interest Derivatives

CSM had converted the US$ 225 million loan to euro financing with a fixed annual interest rate of 6.1% using an interest and currency swap. As of mid-December 2005 CSM has offset this swap and terminated the hedge relation with the US$ loan. The swap has a nominal value of US$ 225 million (€ 249.9 million) and a term from 10 October 2001 to 10 October 2011. The offsetting swap has a nominal value of US$ 225 million (€ 187.3 million), a fixed euro interest rate of 4.7%, and a term from 19 December 2005 to 10 October 2011. No hedge accounting is applied to both swaps. The fair value of the swaps as at 31 December 2006 is € 80.3 million negative (31 December 2005: € 86.6 million negative) and is recognized in non-current liabilities.

In 2006, CSM also entered into three interest swaps to hedge the variable interest rate risk of part (US$ 230 million) of the US$ debt owed to credit institutions (for more information about the interest swaps, see Section 22). The fair value of these swaps as at 31 December 2006 is € 1.0 million positive and is recognized in financial fixed assets. Hedge accounting is applied to these three interest swaps.

millions of euros

Forward Currency Contracts
In the course of its ordinary business activities CSM engages in forward currency contracts and currency swaps in order to hedge risks arising from purchase and sales deals and/or commitments from current purchase and sales contracts.

Valued at fair value the forward currency contracts are recognized in the balance sheet as follows:

	As at 31.12.2006	**As at 31.12.2005**
Receivables	-	4.0
Current liabilities	-1.2	-4.5
	-1.2	**-0.5**

Hedge accounting is being applied to these contracts, so any unrealized fluctuations in the fair value are deferred in the hedge reserve of equity until the underlying hedged transaction is recognized in the result. All forward currency contracts expire within a year.

Currency Swaps
In addition to the US dollar debt of 415.0 million owed to credit institutions CSM entered into two currency swaps totaling US$ 70 million. These are seen as a net investment hedge for all foreign US$ companies. Exchange rate differences in respect of these currency swaps are therefore charged to the translation reserve in equity.
Both swaps have a nominal value of US$ 35 million each. The first swap has a term until 30 January 2007 and the second until 30 April 2007. The fair value of these currency swaps amounts to € 2.1 million positive as at 31 December 2006 and is recognized in financial fixed assets.

25. CGI DESSERTS ACQUISITION
As at 1 September 2006 CSM acquired all the shares in CGI Desserts for US$ 70.1 million (€ 55.0 million) in cash (plus debts amounting to US$ 5 million / € 3.9 million).
CGI Desserts is a leading innovative supplier of Thaw & Serve fully decorated cakes and upscale dessert cakes.

Breakdown of the acquired assets and liabilities, including goodwill (based on a provisional allocation):

	Book value before acquisition as at 01.09.2006	**Fair value adjustment**	**Fair value as at 01.09.2006**
Property, plant & equipment	3.8	1.7	5.5
Intangible fixed assets	-	25.8	25.8
Stocks	2.3	-0.5	1.8
Receivables	4.1	-	4.1
Cash and cash equivalents	0.4	-	0.4
Trade payables and other non-interest-bearing current liabilities	-3.2	-	-3.2
Deferred tax liabilities	-0.6	-9.4	-10.0
	6.8	**17.6**	**24.4**
Goodwill			45.6
			70.0

millions of euros

Breakdown of the acquisition price:

Payment in cash	55.0
Repayment of loan	3.9
Earn-out commitment	10.8
Other costs	0.3
Total	**70.0**

In addition to the agreed amount of US$ 70.1 million there is an earn-out arrangement. A maximum of US$ 15 million (US$ 7.5 million as at 1 September 2007 and US$ 7.5 million as at 1 September 2008) will be paid to the former owners if predefined targets are met. CSM estimates that chances are 100 percent of having to satisfy the earn-out arrangement, so the maximum amount is recognized as a (discounted) commitment of € 10.8 million in non-interest-bearing current liabilities.

The goodwill for CGI Desserts comprises production and sales synergy effects.
Turnover and operating result of CGI Desserts amounted to € 17.0 million and € 2.5 million respectively between 1 September 2006 and 31 December 2006. CGI Desserts has an annual turnover of around US$ 65 million and an operating result of approximately US$ 9.5 million. If CGI Desserts had been consolidated as at 1 January 2006, the CSM result would have been impacted by the acquisition as follows:

	CSM	**Pro forma adjustment**	**Pro forma CSM**
Net turnover	2,421	35	2,456
Operating result	122	5	127
Result after taxes from continuing operations	64	2	66
Earnings per share	0.90		0.93

26. Acquisitions after balance sheet date

On 22 January 2007, CSM acquired the meat preservation operations of Wilke Resources, Inc. (Kansas, US). Turnover amounts to US$ 18 million, half of which is generated with PURAC products. The acquired operations will be fully integrated into the North American activities of PURAC. The acquired assets of Wilke Resources, Inc. mainly include its customer base and stocks amounting to approximately € 4.3 million.
On 30 January 2007, CSM acquired the bread improvers, bakery mixes and monoglycerides activities of Archer Daniels Midland (ADM) for US$ 55 million. With these activities ADM generated turnover of around US$ 50 million in 2006. The product portfolio fits in perfectly with the current portfolio of Caravan Ingredients. The acquired ADM assets mainly include its customer base, patents and stocks amounting to approximately € 42 million.
The allocation of the acquisition cost to the acquired assets and liabilities is not yet definitive, as the valuations of the acquired assets are still underway.

27. Collateral

At the end of the report year € 20.8 million had been furnished in financial collateral. This took the form of, amongst others, mortgage collateral of € 2.0 million on real estate in the Municipality of Groningen (the Netherlands) for liabilities arising from sales tax legislation, and mortgage collateral of € 18.8 million on the sugar factory in Vierverlaten (the Netherlands) for the Hoofdproductschap voor Akkerbouwproducten in connection with the implementation of the EU Sugar Regulation in the Netherlands.

28. OFF-BALANCE-SHEET FINANCIAL RIGHTS AND COMMITMENTS

Financial Commitments

As at 31 December 2006 the nominal value of future commitments from the operational lease contracts for property, plant & equipment was € 62.4 million (2005: € 44.2 million), of which € 8.9 million within one year, € 23.8 million between 1 and 5 years, and € 29.7 million after 5 years.

Short-Term Commitments

The purchase commitments from current orders for property, plant & equipment, raw materials and packaging stood at € 237.1 million as at 31 December 2006 (2005: € 225.8 million).

Contingent Commitments

(a) Guarantees

Third-party guarantees amounted to € 64.8 million as at 31 December 2006 (2005: € 30.9 million). No significant future losses are expected from these guarantees.

(b) Funding to Help Beet Growers Join "Koninklijke Cosun Coöperatie" (Royal Cosun Cooperation)

Upon the transfer from CSM Sugar to Cosun the beet growers of CSM Sugar will be enabled to join Cosun. It was agreed with NBF Nederlandse Bieten Federatie (Dutch beet growers federation) that CSM would disburse a non-interest-bearing loan of € 13.5 million with a term from 20 December 2007 to 1 June 2016 to partially fund and help the beet growers join Cosun.

Notes to the Consolidated Cash Flow Statement

The consolidated cash flow statement is drawn up using the indirect method. The items in the consolidated profit and loss account and the balance sheet have been adjusted for changes that do not influence cash inflow and outflow in the report year. Working capital consists of stocks and receivables minus non-interest-bearing debts, excluding payable dividend, interest and income tax. The cash flow from the acquisition of group companies consists of the acquisition price of the acquired companies minus their cash and cash equivalents. Acquisition of group companies in 2006 comprises the acquisition of CGI Desserts Inc. for € 58.9 million (see also Section 25).
The cash flow from the sale of group companies consists of the selling price of the divested companies minus their cash and cash equivalents. Sale of group companies in 2006 (€ 5.2 million) comprises the sale of Unipro Nederland bv's "Jantje de Goede" activities for € 3.9 million and an additional payment of € 1.3 million in connection with the sale of AIC's defoamer activities. The sale of € 10 million from discontinued operations comprises an additional payment in connection with the sale of the Sugar Confectionery Division.
The interest-bearing debts consist of the non-current and current liabilities.
The effects of exchange rate differences on cash and cash equivalents are presented separately.

thousands of euros

Remuneration for the Board of Management

The remuneration policy for the current Board of Management includes a fixed salary, a short-term bonus scheme, a long-term bonus scheme, a Commitment Award, a pension scheme, and other components such as a car and an expense account.
The short-term bonus amounts to 50% of the fixed salary if the targets are achieved. If the targets are exceeded by 15% or more this bonus is 75%, and no bonus will be awarded if less than 85% of the targets is realized.
The long-term bonus is related to Total Shareholder Return ("TSR") and covers a period of 3 years. The TSR of CSM is compared with a peer group. The long-term bonus which is linked to the fixed salary will be awarded every year in the form of depositary receipts of shares. These will vest three years after granting and, except for 52% to settle income tax commitments, may be sold after five years. If the TSR-based performance equals the average for the peer group, 40% of the fixed salary will be available - 60% in the case of an excellent performance. No long-term bonus will be awarded if the performance is strongly disappointing compared with the peer group.
The pension arrangement comprises a defined contribution pension plan, the premium of which will be paid by CSM.
Total remuneration for the members of the Board of Management amounted to € 3.2 million (2005: € 2.4 million).
The remuneration for the Board of Management in 2006 is specified in the table below.

	Fixed salary		Variable salary		Total salary		Pension and other provisions		Total	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
G.J. Hoetmer	554	367	367	183	921	550	211	141	1,132	691
N.J.M. Kramer*	380	-	252	-	632	-	129	-	761	-
G.J. van Nieuwenhuyzen*	380	-	190	-	570	-	129	-	699	-
R.P. Plantenberg*	380	-	252	-	632	-	166	-	798	-
J.A.J. Vink	-	342	-	106	-	448	-	136	-	584
F.J. Olieman	-	323	-	115	-	438	-	138	-	576
R.R. Hendriks	-	350	-	115	-	465	-	112	-	577
Total	**1,694**	**1,382**	**1,061**	**519**	**2,755**	**1,901**	**635**	**527**	**3,390**	**2,428**

* Messrs Kramer, Van Nieuwenhuyzen and Plantenberg joined the Board of Management as at 26 April 2006.

The table below shows the movements in 2006 in the number of yet-to-vest depositary receipts of shares awarded to members of the Board of Management.

	Maximum number outstanding as at 31.12.2005	Granted in 2006	Maximum number outstanding as at 31.12.2006
G.J. Hoetmer	57,865	16,961	74,826
N.J.M. Kramer		11,719	11,719
G.J. van Nieuwenhuyzen		11,719	11,719
R.P. Plantenberg		11,719	11,719
Total	**57,865**	**52,118**	**109,983**

thousands of euros

The number of awarded yet-to-vest (depositary receipts of) shares
for each member of the Board of Management is as follows:

	Granted in	Maximum number outstanding as at 31.12.2006	"At target" number outstanding as at 31.12.2006	Will vest in
G.J. Hoetmer	2005	57,865	51,915	2008
	2006	16,961	11,313	2009
N.J.M. Kramer	2006	11,719	7,817	2009
G.J. van Nieuwenhuyzen	2006	11,719	7,817	2009
R.P. Plantenberg	2006	11,719	7,817	2009
		109,983	**86,679**	

No loans or advance payments or any guarantees to that effect have been issued to the members
of the Board of Management.

Remuneration for the Supervisory Board

The annual remuneration for members of the Supervisory Board amounts to € 40,840. The Chairman and the Vice-Chairman receive an additional annual allowance of € 19,160 and € 9,160 respectively. Members of the Audit Committee receive an annual allowance of € 4,500 and its Chairman another € 1,500. Members of the Remuneration Committee and the Nomination Committee receive an annual allowance of € 2,250 and the Chairmen thereof another € 1,000. Members of the Supervisory Board also receive an expense account.

The total remuneration for members and former members of the Supervisory Board in 2006 was € 0.3 million (2005: € 0.3 million). This is further specified in the table below.

	2006	2005
P. Bouw, Chairman *(member of Remuneration Committee / Chairman of Nomination Committee)*	66	62
M.P.M. de Raad, Vice-Chairman *(Chairman of Remuneration Committee / member of Nomination Committee)*	56	53
L.A.A. van den Berghe *(member of Audit Committee)*	46	46
R. Pieterse *(Chairman of Audit Committee)*	48	47
W. Spinner *(member of Remuneration Committee / member of Nomination Committee / member of Audit Committee)*	49	46
M. Ververs	-	14
A.H.C.M. Walravens *(member of Audit Committee)*	15	46
Total	**280**	**314**

No loans or advance payments or any guarantees to that effect have been issued to the members of the Supervisory Board. None of the members of the Supervisory Board has shares, depositary receipts of shares or convertible bonds in the company or any option rights relating thereto (as at 27 February 2007).

Corporate Balance Sheet

before profit appropriation, millions of euros

	Note	As at 31.12.2006	As at 31.12.2005
ASSETS			
Fixed assets			
Intangible fixed assets – goodwill		27.5	27.0
Financial fixed assets	29.	1,249.3	1,255.1
Deferred tax assets		19.1	8.6
Total fixed assets		**1,295.9**	**1,290.7**
Current assets			
Receivables		3.0	3.0
Cash and cash equivalents	30.	232.1	172.5
Total current assets		**235.1**	**175.5**
Total		**1,531.0**	**1,466.2**
LIABILITIES			
Ordinary share capital		18.2	19.6
Share premium reserve		7.1	7.7
Other reserves		7.2	-0.3
Retained earnings		812.4	919.4
Shareholders' equity	31.	**844.9**	**946.4**
Non-current liabilities	32.	654.0	467.6
Total non-current liabilities		**654.0**	**467.6**
Interest-bearing current liabilities	33.	12.0	27.1
Non-interest-bearing current liabilities	34.	20.1	25.1
Total current liabilities		**32.1**	**52.2**
Total		**1,531.0**	**1,466.2**

Corporate Profit and Loss Account

millions of euros

	2006	2005
Result from group companies after taxes	80.3	415.4
Other income and charges after taxes	24.4	8.0
Result after taxes	**104.7**	**423.4**

millions of euros

General

The separate financial statements of CSM nv are drawn up in accordance with the principles referred to in Part 9, Book 2 of the Dutch Civil Code. By using the option in Section 2:362 (8) of the Dutch Civil Code the same accounting principles (including the principles for recognizing financial instruments as equity or debt) may be applied in the separate financial statements and the consolidated financial statements. Participations in group companies are valued on the basis of net asset value. Net asset value is determined by valuing assets, provisions and liabilities and calculating the result using the accounting principles applied in the consolidated financial statements (see page 62).

In compliance with Section 2:402 of the Dutch Civil Code the profit and loss account of CSM nv is presented in a summarized form as it is incorporated in the consolidated financial statements.

A list has been filed at the Amsterdam Trade Register setting out the data on the group companies as required under Sections 2:379 and 2:414 of the Dutch Civil Code.

29. FINANCIAL FIXED ASSETS

	As at 31.12.2006	As at 31.12.2005
Participations in group companies	478.0	457.0
Loans to group companies	769.4	824.8
Derivatives	3.1	-
Owed to/by group companies	-1.2	-26.7
Total	**1,249.3**	**1,255.1**

The balance of the participations in group companies and loans to group companies is positive in all participations of CSM nv.
Amounts owed to or by group companies are long-term.

	2006	2005
Movements in participations in group companies		
As at start of financial year	457.0	259.0
Paid-in capital	22.4	79.1
Sale of group companies	-13.3	-7.5
Result of group companies	80.3	415.4
Dividend group companies	-56.6	-308.7
Exchange rate differences	-11.8	19.7
As at close of financial year	**478.0**	**457.0**
Movements in loans to group companies		
As at start of financial year	824.8	1,379.6
Exchange rate differences	-27.6	37.0
Disbursements	62.7	-190.4
Repayments	-90.5	-401.4
As at close of financial year	**769.4**	**824.8**

30. CASH AND CASH EQUIVALENTS

The cash and cash equivalents are available and payable without notice.

millions of euros

31. SHAREHOLDERS' EQUITY

See Movements in Shareholders' Equity – Consolidated Statement (page 70) and the notes to the consolidated balance sheet (Section 18).

32. NON-CURRENT LIABILITIES

	As at 31.12.2006	As at 31.12.2005
Convertible bond loans beet growers	-	5.8
Private loan 2001	-	190.2
Owed to credit institutions	503.8	115.0
Cumulative financing preference shares	70.0	70.0
Derivatives	80.2	86.6
Total	**654.0**	**467.6**

See the consolidated balance sheet (Section 22).

33. INTEREST-BEARING CURRENT LIABILITIES

Convertible bond loans	-	1.1
Owed to credit institutions	12.0	8.0
Derivatives	-	18.0
Total	**12.0**	**27.1**

See the consolidated balance sheet (Section 23).

34. NON-INTEREST-BEARING CURRENT LIABILITIES

Taxes and social insurance premiums	7.2	-1.8
Other debts and accruals and deferred income	12.9	26.9
Total	**20.1**	**25.1**

35. OFF-BALANCE-SHEET COMMITMENTS

Contingent liabilities

Under Section 2:403 of the Dutch Civil Code the company accepts liability for the debts incurred by Dutch group companies. The relevant declarations have been filed for perusal at the office of the Trade Register within whose jurisdiction the group company falls.

36. PERSONNEL

On average, 4 personnel were employed by CSM nv in the Netherlands during 2006 (2005: 4 personnel).

Diemen, the Netherlands, 27 February 2007

Supervisory Board

P. Bouw, *Chairman*
L.A.A. van den Berghe
R. Pieterse
M.P.M. de Raad
W. Spinner

Board of Management

G.J. Hoetmer, *Chairman*
N.J.M. Kramer
G.J. van Nieuwenhuyzen
R.P. Plantenberg

Statutory Arrangement for Appropriation of Profit

The corporate Articles of Association lay down the following conditions regarding the appropriation of profit (summary).

ARTICLE 21.1
If possible, a dividend shall first be paid from the profit recorded in the adopted financial statements on each cumulative financing preference share in a specific series. This dividend shall be equal to a percentage calculated on the basis of the amount paid on the cumulative financing preference shares.

ARTICLE 21.4
If the profit is insufficient the dividend on the cumulative financing preference shares shall be paid from the company reserves, with the exception of the reserves which were formed as share premium reserve upon the issue of the cumulative financing preference shares. If the dividend cannot be paid from the company reserves, it shall be paid in arrear in the subsequent financial years.

ARTICLE 21.7
The Board of Management shall decide subject to the approval of the Supervisory Board which part of the profit is to be reserved after the above provisions have been applied. The remaining profit shall be at the disposal of the General Shareholders' Meeting.

ARTICLE 21.10
The General Shareholders' Meeting may decide upon a proposal by the Board of Management with the approval of the Supervisory Board to pay dividends to shareholders from the distributable equity.

PROPOSED APPROPRIATION OF PROFIT
millions of euros

	2006	**2005**
Result after taxes	104.7	423.4
Proposed addition to the reserves	51.9	366.3
Available for dividend payment to holders of ordinary shares	52.8	57.1
Dividend of € 0.80 per ordinary share with a nominal value of € 0.25	52.8	57.1

The dividend proposal is stated on page 21 of the Report of the Board of Management.

TO THE GENERAL MEETING OF SHAREHOLDERS OF CSM NV

Auditor's report

REPORT ON THE FINANCIAL STATEMENTS

We have audited the accompanying financial statements 2006 of CSM nv, Amsterdam as set out on pages 62 to 103. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2006, profit and loss account, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2006, the company profit and loss account for the year then ended and the notes.

MANAGEMENT'S RESPONSIBILITY

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the management board report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION WITH RESPECT TO THE CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the consolidated financial statements give a true and fair view of the financial position of CSM nv as at 31 December 2006, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

OPINION WITH RESPECT TO THE COMPANY FINANCIAL STATEMENTS

In our opinion, the company financial statements give a true and fair view of the financial position of CSM nv as at 31 December 2006, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the management board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amsterdam, 28 Februari 2007

Deloitte Accountants B.V.

J. Hendriks

Events after Balance Sheet Date

- On 22 January 2007 CSM acquired the meat preservation operations of Wilke Resources, Inc. (Kansas, US). Turnover amounts to US$ 18 million, half of which is realized with PURAC products. The acquired activities will be integrated into PURAC's North American activities.

- On 24 January 2007 CSM reached agreement on the sale of the production operations of Délices de la Tour in Le Mans, France. The factory's turnover amounts to approximately € 25 million and the selling price is around € 15 million. The transaction has been completed in the meantime.

- On 30 January 2007 CSM acquired the bread improvers, bakery mixes and monoglycerides operations of Archer Daniels Midland (ADM) for US$ 55 million. With these activities ADM generated turnover of around US$ 50 million in 2006. The product portfolio fits in seamlessly with the current portfolio of Caravan Ingredients.

Report to Depositary Receipt Holders

BY STICHTING ADMINISTRATIEKANTOOR CSM
STICHTING ADMINISTRATIEKANTOOR FINANCIERINGSPREFERENTE AANDELEN CSM

General

During the report year, 1 January 2006 through 31 December 2006, the customary duties were performed for the administration of CSM ordinary shares and cumulative financing preference shares against which depositary receipts of shares have been issued. These duties were performed by the Administrator, N.V. Algemeen Nederlands Trustkantoor ANT in Amsterdam.

The Board of the two foundations, Stichting Administratiekantoor CSM and Stichting Administratiekantoor Financieringspreferente Aandelen CSM, met several times during the report year.
On 29 March 2006, to discuss CSM's annual figures for the period 1 January 2005 through 31 December 2005 and to consider and approve the report to depositary receipt holders for the same period. A decision was taken at this meeting to grant proxy voting rights to depositary receipt holders at the General Shareholders' Meeting on 26 April 2006.
On 26 April 2006, to prepare for the General Shareholders' Meeting on the same day. After the General Shareholders' Meeting Mr P.L. Westerhuis resigned by rotation as a member of the Board of both foundations. The Administratiekantoor is deeply indebted to Mr Westerhuis, who was a Board member for 13 years, for his valuable and energetic input.
On 16 November 2006, to exchange thoughts with the CSM Board of Management on, amongst others, developments in corporate governance, ideas on corporate governance at CSM, and the diminishing role of the Administratiekantoor in the continuity of the voting patterns, given the considerable attendance by depositary receipt holders at the CSM meeting. The Board of both foundations has intimated that they can go along with CSM's ideas on corporate governance in the light of the current opinions on the subject. They did emphasize the need to protect minority shareholders if the depositary receipt regime is terminated at CSM.

The Chairman, R.P. Voogd, also consulted with CSM representatives on several occasions to prepare for the forementioned meetings.

CSM General Shareholders' Meeting

The Board of both foundations attended the CSM General Shareholders' Meeting on 26 April 2006 and cast its votes for the shares against which depositary receipts of shares had been issued and whose holders neither attended the meeting nor sent representatives nor issued voting instructions.
As announced in the advertisement to convene the meeting, proxy voting rights were granted to all holders of depositary receipts of shares who were present or represented at the meeting. Depositary receipt holders could, if they wished, also issue voting instructions in advance to N.V. Algemeen Nederlands Trustkantoor ANT.
One hundred and seventy-nine holders of – collectively – 31,378,313 depositary receipts of ordinary shares issued with the cooperation of the company and four holders of depositary receipts of financing preference shares issued with the cooperation of the company attended or were represented at the meeting.
Stichting Administratiekantoor CSM cast votes for 38,152,948 ordinary shares, equaling 50.74% of the total capital present or represented at the meeting.
Stichting Administratiekantoor Financieringspreferente Aandelen CSM did not cast votes for financing preference shares.
The Board of both foundations voted in favor of the agenda items, having given due consideration to the discussions at the meeting.

Stichting Administratiekantoor CSM

On 31 December 2006, the Stichting Administratiekantoor CSM held in trust 70,816,023 ordinary shares with a nominal value of € 0.25 each. This constitutes a decrease of 4,687,525 compared with 31 December 2005.
This is the net result of:

- the withdrawal of 5,523,539 depositary receipts of shares;
- the issue of 222 depositary receipts of shares due to the conversion of the convertible bond loans 2002, 2004 and 2005;
- the issue of 835,792 depositary receipts of shares from the swap of registered shares for depositary receipts.

The company has agreed to bear any reasonable costs incurred by the Administratiekantoor. These include € 17,858 in trust costs, € 2,140 in insurance costs, and € 6,800 in auditor fees.
The remuneration for the Chairman/Board members is € 4,500 and € 3,500 respectively.

Stichting Administratiekantoor Financieringspreferente Aandelen CSM

On 31 December 2006, the Stichting Administratiekantoor Financieringspreferente Aandelen CSM held 2,983,794 cumulative financing preference shares in trust with a nominal value of € 0.25 each and representing the sum of € 745,948.50, against which depositary receipts were issued for an equal nominal amount.
The company has agreed to bear any reasonable costs incurred by the Administratiekantoor. These include € 2,022 in trust costs and € 4,800 in auditor fees.
The remuneration for the Chairman/Board members is € 2,000 and € 1,500 respectively.

Board

As at the end of 2006, the Board of both foundations consisted of:

R.P. Voogd, *Chairman* (1941)	Attorney and former solicitor, Former partner Nauta Dutilh
J.C. Jaakke (1954)	Partner Boer & Croon
E.F. van Veen (1939)	Former Vice President of Koninklijke Numico N.V.

Diemen, the Netherlands, 30 March 2007

Stichting Administratiekantoor CSM
The Board

Stichting Administratiekantoor Financieringspreferente Aandelen CSM
The Board

Contact details

Board of the Stichting Administratiekantoor CSM
p/a Nienoord 13, Diemen
P.O. Box 349, 1000 AH Amsterdam
The Netherlands

Statement of Independence

The Board of Management of CSM nv, the Board of the Stichting Administratiekantoor CSM and the Board of the Stichting Administratiekantoor Financieringspreferente Aandelen CSM hereby declare that, in their joint opinion, the requirements respecting the independence of the Board members of the Stichting Administratiekantoor CSM and of the Stichting Administratiekantoor Financieringspreferente Aandelen CSM as referred to in Appendix X of the Listing and Issuing Rules of Euronext Amsterdam N.V. have been met.

Diemen, the Netherlands, 30 March 2007

CSM nv
The Board of Management

Stichting Administratiekantoor CSM
The Board

Stichting Administratiekantoor Financieringspreferente Aandelen CSM
The Board

Brief Resumés of the Members of the Supervisory Board

P. Bouw (1941), Chairman

Nationality	Dutch
Previous position	President, KLM N.V.
Supervisory directorship	Nuon N.V.
Additional positions	Chairman of the Supervisory Board of the VU Windesheim/VU Medisch Centrum Chairman of the Bank Council, Board member of some Foundations
First appointed in	1999
Current term of office	2003 - 2007

M.P.M. de Raad (1945), Vice-chairman

Nationality	Dutch
Previous positions	Member of the Board of Management of Koninklijke Ahold N.V., Member of the Board of Management of Metro AG, Chairman of the Board of Directors of SHV Makro N.V., Member of the Board of Directors of SHV Holdings N.V.
Supervisory directorships	Hagemeyer N.V., HAL Holding N.V., Vion N.V., Vollenhoven Olie Groep B.V. Chairman of the Supervisory Board of the Jeroen Bosch Ziekenhuis, 's-Hertogenbosch
First appointed in	2004
Current term of office	2004 - 2008

Ms Prof. L.A.A. van den Berghe (1951)

Nationality	Belgian
Current positions	Professor at the University of Gent, Director of Vlerick Leuven Gent Management School, Director of Belgian Governance Institute
Supervisory directorships	Belgacom, Electrabel, SHV Holdings N.V., Solvay Pharma B.V.
First appointed in	1998
Current term of office	2006 - 2010

R. Pieterse (1942)

Nationality	Dutch
Previous position	Chairman of the Board of Management of Wolters Kluwer N.V.
Supervisory directorships	Connexxion Holding N.V., Essent N.V., Chairman of Koninklijke Grolsch N.V., Chairman of Mercurius Groep B.V., Koninklijke Wegener N.V.
Additional positions	Chairman of the Vereniging Effecten Uitgevende Ondernemingen (VEUO,) Board member of some Foundations
First appointed in	2004
Current term of office	2004 - 2008

W. Spinner (1948)

Nationality	German
Previous position	Member of the Board of Management of Bayer AG
Current position	Consultant
First appointed in	2004
Current term of office	2004 - 2007

Brief Resumés of the Members of the Board of Management

G.J. Hoetmer (1956),
Chief Executive Officer, divisional director Bakery Supplies Europe

Nationality	Dutch
First appointed in	May 2005

N.J.M. Kramer (1959),
Chief Financial Officer

Nationality	Dutch
First appointed in	April 2006

G.J. van Nieuwenhuyzen (1959),
member of the Board of Management, divisional director PURAC

Nationality	Dutch
First appointed in	April 2006; employed by CSM since August 2001

R.P. Plantenberg (1951),
member of the Board of Management, divisional director Bakery Supplies North America

Nationality	Dutch
First appointed in	April 2006; employed by CSM since October 2000

J.W.E. van der Klaauw (1955),
company secretary

Nationality	Dutch
First appointed in	August 1986

Group Structure

As at 1 March 2007

CSM nv	CSM Bakery Supplies Europe	CSM Bakery Supplies North America	PURAC	CSM Sugar
Main product groups	bakery ingredients and products	bakery ingredients and products	lactic acid and lactic acid, derivatives, gluconic acid and gluconates, biomaterials, lactitol	sugar, syrups, pulp, molasses, and lime fertilizer
Operating companies	• BakeMark Danmark • BakeMark Deutschland • BakeMark Hellas • BakeMark Ibérica • BakeMark Ingrédients France • BakeMark International • BakeMark Italia • BakeMark Magyarország • BakeMark Polska • BakeMark UK • Bender-Iglauer Backmittel • Carels Goes • Margo-BakeMark Schweiz • Unipro Benelux	• BakeMark Ingredients Canada • BakeMark USA • Caravan Ingredients • CGI Desserts • H.C. Brill • CSM Bakery Supplies Latin America • CSM Bakery Supplies Mexicana • QA Products	• PURAC America • PURAC Asia Pacific • PURAC biochem • PURAC bioquímica • PURAC China • PURAC Deutschland • PURAC France • PURAC glucochem • PURAC Hungary • PURAC Japan • PURAC Korea • PURAC Polska • PURAC Production USA • PURAC Russia • PURAC sínteses • PURAC Thailand • PURAC UK • PGLA-I (50%)	• CSM Suiker

Five Years in Figures

millions of euros

	Financial year equals calendar year				Financial year ending as at 30 September
	2006	**2005**	**2004**	**2003**	**2002**
Balance sheet					
Fixed assets	1,356	1,327	1,558	1,654	1,411
Current assets	789	777	978	1,023	936
Non-interest-bearing current liabilities	-530	-485	-612	-631	-652
	1,615	1,619	1,924	2,046	1,695
Net debt position [1]	592	425	881	1,052	715
Provisions	178	248	217	216	293
Shareholders' equity	845	946	826	778	687
	1,615	1,619	1,924	2,046	1,695
Profit and loss account					
Net turnover	2,421	2,618	3,475	3,484	3,418
Operating result before goodwill amortization (EBITA)	-	-	266	294	302
Operating result	122	134	224	253	270
Result after taxes from ordinary activities before goodwill amortization	-	-	163	178	195
Result after taxes	105	423	120	137	163
Cash flow from operating activities	96	79	263	333	240
Depreciation of property, plant & equipment	69	76	103	103	96
Capital expenditure on property, plant & equipment	118	99	123	141	115
Number of ordinary shares issued	72,831,132	78,354,449	30,866,886	79,184,301	82,102,143
Weighted average number of outstanding ordinary shares [2]	71,101,226	74,061,602	76,485,850	75,269,121	79,566,947
Per share in euros					
Earnings from continuing operations	0.90	0.75	2.05	2.28	2.44
Earnings	1.47	5.72	1.49	1.74	2.04
Diluted earnings from continuing operations	0.89	0.73	2.04	2.23	2.37
Diluted earnings	1.46	5.60	1.49	1.71	1.98
Dividend	0.80	0.80	0.80	0.80	0.80
Cash flow from operating activities	1.36	1.07	3.44	4.43	3.01
Shareholders' equity [3]	12.81	13.26	10.86	10.20	8.91
Share price as at 31 December / 30 September	29.17	23.03	22.92	17.34	21.81
Highest price in financial year	29.57	26.96	24.00	21.24	27.44
Lowest price in financial year	21.19	20.87	16.92	16.64	20.28

	Financial year equals calendar year				Financial year ending as at 30 September
	2006	2005	2004	2003	2002
Ratios					
ROS %	5.0	5.1	7.7	8.4	8.8
Result after taxes from ordinary activities before goodwill amortization / net turnover %	-	-	4.7	5.1	5.7
Result after taxes from continuing operations / net turnover %	2.6	2.1	3.5	3.9	4.8
ROCE excluding goodwill %	17.2	16.2	22.5	23.9	26.5
ROCE including goodwill %	7.1	6.9	9.5	10.5	12.0
Dividend pay-out ratio	54.3	14.0	39.1	35.1	32.8
Interest cover [4]	5.6	3.7	4.7	4.7	6.8
Balance sheet total : shareholders' equity	1:0.4	1:0.4	1:0.3	1:0.3	1:0.3
Net debt position : shareholders' equity	1:1.4	1:2.2	1:0.9	1:0.7	1:1.0
Current assets : current liabilities	1:0.7	1:0.6	1:0.6	1:0.9	1:0.7
Net debt position/EBITDA [5]	2.0	1.8	2.7	2.9	1.8

System changes are not calculated to previous years. The financial figures as of 2005 are in compliance with IFRS, the figures for previous years are in compliance with NL GAAP.

1. Net debt position: interest-bearing debts less cash and cash equivalents.
2. Number of ordinary shares outstanding with third parties: number of issued ordinary shares less the repurchased but not yet withdrawn ordinary shares.
3. Shareholders' equity per share: shareholders' equity divided by the number of shares with dividend rights.
4. Interest cover: operating result before exceptional items divided by net interest income and charges.
5. EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization before exceptional items, or Operating result before depreciation and amortization of fixed tangible and intangible assets, before exceptional items.

Information on the CSM Share

SHARE CAPITAL

CSM is listed on Euronext Amsterdam N.V.
As at 31 December 2006 72,831,132 ordinary shares of € 0.25 each and 2,983,794 financing preference shares of € 0.25 each had been issued, including 6,876,847 ordinary shares with CSM.

	Ordinary shares	Financing preference shares
Stichting Administratiekantoor CSM	70,816,023	-
Stichting Administratiekantoor Financieringspreferente Aandelen CSM	-	2,983,794
Other	2,015,109	-
Total	**72,831,132**	**2,983,794**

LISTED COMPANIES DISCLOSURE ACT

Under the Listed Companies Disclosure Act of 1996, the following notifications of capital interests in CSM as at 31 December 2006 were reported:

• BriTel Fund Trustees Limited	5.63%
• CSM nv	6.52%*
• Fortis Utrecht N.V.	6.31%
• Franklin Mutual Series Fund Inc.	5.12%
• ING Groep N.V.	8.57%
• Lansdowne Partners Limited	9.51%
• Morgan Stanley Investment Management Ltd.	7.15%

* As at 27 February 2007 CSM nv has a capital interest of 9.1%.

OTHER INFORMATION

	2006	2005	2004	2003
Number of ordinary shares with dividend rights x 1,000 as at 31 December	65,954	71,372	76,074	76,257
Market capitalization in millions of euros as at 31 December	1,924	1,644	1,743	1,322
Highest share price	29.57	26.96	24.00	21.24
Lowest share price	21.19	20.87	16.92	16.64
Share price as at 31 December	29.17	23.03	22.92	17.34
Average daily turnover depositary receipts of shares	250,987	258,482	102,930	142,580

KEY DATES*

25 April 2007	General Shareholders' Meeting
27 April 2007	Ex date
2 May 2007	Record date
8 May 2007	Dividend payable for 2006
15 August 2007	Publication of half-year figures 2007
27 February 2008	Publication of annual figures 2007
27 February 2008	Announcement of dividend proposal 2007
27 February 2008	Press conference on annual figures 2007
23 April 2008	General Shareholders' Meeting
25 April 2008	Ex date
29 April 2008	Record date

* subject to change

TREND IN THE SHARE PRICE



160%
140%
120%
100%
80%
60%
40%
20%
0%
1998
1999
2000
2001
2002
2003
2004
2005
2006

Movement in price depositary receipts of CSM shares from 2 January 1998 to 29 December 2006 (per depositary receipts of € 0,25; 2 January 1998 = 100)

Midkap index (2 January 1998 = 100)

Lexicon

ACP countries	Countries in African, Caribbean and Pacific regions with which the EU has special agreements under the EU Sugar Regulation.
Bakery Supplies	Collective name for bakery ingredients and bakery products.
Business-to-business (B2B) products	Products for the professional market, which still need (sometimes minimal) processing before being sold to the consumer.
Commodities	Unprocessed undifferentiated goods such as sugar, flour, oils and fats which are normally traded at commodity exchanges whereby pricing is transparent.
Convenience products	Products that are almost ready for consumption and only need to be heated/ baked-off or defrosted.
Conversion	The exchange of bonds for shares in the company.
Food service/OOH	Food service/Out-of-Home. Providers of prepared food such as ready-made meals, snacks etc. for out-of-home consumption.
Goodwill	The difference between the acquisition price and the net asset value of acquired companies.
In-store	Bakery/bake-off points in super/hypermarkets and chain stores.
Next Generation Technology	New technology supporting a more economic production process for lactic acid.
Operational excellence	Operating in such a way that the company excels in quality, service and cost control.
Releasing agents	Products that help the prepared items to release from the baking molds (baking spray).
Stakeholders	All parties with an interest in the company.
Supply chain	The logistical chain from production to consumption.
WACC	Weighted average cost of capital. The average weighted required return on equity and debt funding.

Colofon

Design/illustration Studio Roozen, Amsterdam
Photography Taco Anema, Amsterdam
Print Drukkerij Mercurius, Wormerveer
Translation Consense, Hoofddorp


CSM

CSM nv
Nienoord 13, 1112 XE Diemen
P.O. Box 349, 1000 AH Amsterdam
The Netherlands
T +31 (0)20 590 69 11, **F** +31 (0)20 695 19 42
E communications@csm.nl, **I** www.csm.nl

Registered office: Amsterdam
Registered Amsterdam no. 33006580

Agenda
2007

General Shareholders' Meeting

Date	25 April 2007
Time	14.30 hours
Place	Dorint Sofitel Amsterdam Airport Stationsplein ZW 951 1117 CE Schiphol-Oost

CSM

1. OPENING

2. REPORT OF THE BOARD OF MANAGEMENT ON CALENDER YEAR 2006 / REPORT OF THE SUPERVISORY BOARD

- Presentation
- Discussion of the Board of Management Report
- Discussion of the Supervisory Board Report

3. FINANCIAL STATEMENTS 2006

A. Reservation and dividend policy *
B. Determination of the dividend
C. Adoption of the Financial Statements

4. DISCHARGE OF THE BOARD OF MANAGEMENT IN RESPECT OF ITS MANAGEMENT DUTIES

5. DISCHARGE OF THE SUPERVISORY BOARD IN RESPECT OF ITS SUPERVISORY DUTIES

6. COMPOSITION OF THE SUPERVISORY BOARD *

7. CORPORATE GOVERNANCE *

- Abolition of depositary receipts of shares system

8. AMENDMENT TO THE ARTICLES OF ASSOCIATION OF CSM NV *

9. DESIGNATION OF THE BOARD OF MANAGEMENT AS THE COMPETENT CORPORATE BODY EMPOWERED to take decisions – subject to the approval of the Supervisory Board – on the issue of shares, the granting of rights to take up shares, and the restriction or exclusion of statutory pre-emptive rights *

10. AUTHORIZATION OF THE COMPANY to repurchase shares or depositary receipts of shares in the company *

11. CANCELLATION OF (DEPOSITARY RECEIPTS OF) SHARES REPURCHASED BY THE COMPANY in order to reduce the subscribed capital *

12. (RE)APPOINTMENT OF THE AUDITOR *

13. ANY OTHER BUSINESS

14. CLOSE

* For explanation, see the following pages

Note: Items 3B, 3C, 4, 5, 6, 8, 9, 10, 11 and 12 will be put to the vote.

Registration deadline 18 April 2007
(See page 6 for the registration procedure)

Notes to the agenda

NOTES TO ITEM 3

Reservation and Dividend Policy

The reservation policy is aimed at creating/retaining sufficient financial scope to realize the growth objectives while maintaining healthy balance sheet ratios. CSM intends to add or charge respectively the profit or loss to the Company reserves after payment of the statutory dividend on financing preference shares and after deduction of the proposed dividend on ordinary shares. Developments such as financing needs, acquisitions, divestments, reorganizations or other strategic considerations can lead to adjustments in the reserves and the reservation policy.

The amount of the dividend on the ordinary shares and the type of dividend that the Company will pay to its shareholders depend on the financial results of the Company, the business climate and other relevant factors. In principle, CSM aims at an even and, if possible, upward trend in the dividend.

The proposed dividend for a financial year will be presented to the General Shareholders' Meeting for its approval.

In addition, the Articles of Association allow scope for the payment of an interim dividend.

Proposal dividend cumulative financing preference shares as indicated in the annual accounts

Proposal dividend ordinary shares € 0,80 per ordinary share

Ex date 27 April 2007

Record date 2 May 2007

Dividend payable 8 May 2007

NOTES TO ITEM 6

It was announced at the meeting of 26 April 2006 that Messrs P. Bouw and W. Spinner this year will resign by rotation. Messrs Bouw and Spinner have indicated that they will stand for reappointment. The Supervisory Board submits a binding nomination for both vacancies in accordance with Article 12.3 of the Articles of Association and proposes Messrs Bouw and Spinner as the first candidates.

Data on the proposed candidates as required under Section 2:142.3 of the Dutch Civil Code:

1. a)	**Name**	P. Bouw
	Age	65
	Supervisory Directorships	Nuon N.V.
	Additional Positions	Chairman Supervisory Board VU-Windesheim/ VU Medisch Centrum, Chairman Bank Council, Board member of a number of foundations
	Shares in CSM	None

	Reasons for nomination	The knowledge and experience which Mr Bouw (former President of KLM nv) has built up during his career within a strongly internationally operating listed company is of great value to CSM. The appointment of Mr Bouw will contribute to the balanced composition and continuity of the Supervisory Board.
b)	**Name**	M. Arentsen
	Age	67
	Previous positions	Member Board of Management CSM nv
	Supervisory Directorships	Océ N.V., Van der Moolen Holding N.V., Klaverblad Verzekeringen U.A., Incotec B.V.
	Additional Postions	Board member of a number of foundations
	Shares in CSM	None
2. a)	**Name**	W. Spinner
	Age	58
	Current position	Consultant
	Supervisory Directorships	None
	Shares in CSM	None
	Reasons for appointment	The knowledge of Mr Spinner (former member of the Board of Management of Bayer AG in Germany) of the markets in which CSM operates and his experience in the international business community contribute to the balanced composition of the Supervisory Board.
b)	**Name**	W. van der Laan
	Age	64
	Previous positions	Director P&O Honig Merkartikelen B.V., Corporate Director Human Resources CSM nv
	Supervisory Directorships	Nutreco Nederland B.V., Chairman CSM Nederland bv
	Shares in CSM	None

NOTES TO ITEM 7

In April 2006 CSM announced that it would review its corporate governance structure in the light of current views and developments. In December 2006 CSM announced that it would propose to the Annual Shareholders' Meeting to abolish the system of depositary receipts of shares. The system of depositary receipts of shares no longer reflects current views on and developments in corporate governance thinking. Currently, in accordance with article 2:118 a of the Dutch Civil Code, the Trust Office can decide whether or not holders of depositary receipts may vote. In addition the Trust Office votes for the shares against which depositary receipts of shares have been issued and whose holders are not present or represented at the meeting. The higher attendance at shareholders' meetings in recent years and the increased involvement with the Company of a broad group of shareholders will be instrumental in safeguarding the continuity in voting.

NOTES TO ITEM 8

The proposal is to amend the Articles of Association as follows:

1. Abolition of the system of depositary receipts of shares

a) Abolish transfer restrictions

b) Insert obligatory bid system, in anticipation of the enactment of the relevant law

2. Amendment to the cumulative financing preference shares in order to be able to classify these shares as equity under IFRS rules

3. Introduction of the possibility of using electronical means of communication at shareholders' meetings.

For the proposal to amend the Articles of Association reference is made to the relevant document. This document is available at the offices of the Company and with ABN AMRO Bank N.V. in Breda (telephone +31-(0)76-5799455). It can also be downloaded from the CSM website (www.csm.nl).

The proposal to amend the Articles of Association also includes authorization for each member of the CSM nv Board of Management and each (junior) lawyer at Stibbe in Amsterdam to apply for ministerial certificate of non-objection and to sign the deed of amendment.

NOTES TO ITEM 9

Designation of the Board of Management in accordance with the Articles of Association as the competent corporate body empowered to take decisions – subject to the approval of the Supervisory Board – on the issue of shares, the granting of rights to take up shares, and the restriction or exclusion of statutory pre-emptive rights. This designation is requested for all classes of shares for a period of 18 months, starting from 25 April 2007 and is limited to 10% of the subscribed capital as at the date of the decision to issue shares. This percentage may be increased to 20% in the event of mergers and acquisitions. The current designation was given at at 26 April 2006 and runs trough 26 October 2007.

NOTES TO ITEM 10

Authorization of the Board of Management for a period of 18 months, starting from 25 April 2007 and subject to the approval of the Supervisory Board to repurchase, within the confines of the law and the Articles of Association:

1. Paid-up ordinary shares or depositary receipts of ordinary shares in the Company at a price which is at least € 0.01 and which is not higher than the market price incremented by 10%. The market price will be the average of the highest price per (depositary receipt of) share as printed in the Official Stock Exchange List (the Officiële Prijscourant)of Euronext Amsterdam nv on each of the five trading days preceding the date of repurchase.

2. Paid-up financing preference shares or depositary receipts of financing preference shares in the Company at a price which is equal to the amount to be paid – in accordance with the Articles of Association at force – upon cancellation of these shares.

The current designation was given at 26 April 2006 and runs through 26 October 2007.

NOTES TO ITEM 11

Proposal to cancel (depositary receipts of) shares repurchased by the Company (up to the date of the meeting) in order to reduce the subscribed capital.

The Company has repurchased (depositary receipts of) ordinary shares in the Company within the limits of the authorization granted. It is proposed that the still to be specified number of (depositary receipts of) ordinary shares repurchased by the Company up to the date of the meeting be cancelled in order to reduce the subscribed capital.
The Chairman of the meeting will announce at the meeting the details of the (depositary receipts of) shares which are to be cancelled. The Board of Management was authorized to repurchase the (depositary receipts of) shares by the General Shareholders' Meeting of 26 April 2006. In compliance with the statutory provisions the cancellation will not take place before two months have passed since the decision to cancel the shares has been filed with the Commercial Register and this filing has be announced in a nation-wide newspaper.

NOTES TO ITEM 12

Proposal to continue the nomination/appointment of Deloitte Accountants B.V. as the Auditor responsible for auditing the Financial Statements of CSM nv.

Participation Procedure Shareholders' Meeting

DORINT SOFITEL AMSTERDAM AIRPORT CAN BE REACHED AS FOLLOWS:

By public transport:

Train to NS Station Schiphol. The free hotel shuttle service can be found just outside the arrival hall called Schiphol Plaza. Follow the yellow signs "Hotelshuttle" towards the busstop. The white and purple coloured shuttle bus will depart every half hour from busstop A9/A13. The ride will take up to about 12 minutes.

By car:

From direction Amsterdam:
Highway A4 direction The Hague/Schiphol. Junction Badhoevedorp, A9 direction Amstelveen/Utrecht. Exit Aalsmeer (nr. 6). Traffic lights turn left (=N232 Schipholweg). At the roundabout, traffic lights turn right to direction Schiphol Oost. First traffic lights turn right. You will see the hotel on the left hand side. Parking in the underground garage.

From direction The Hague:
Highway A4 direction Amsterdam. Junction Badhoevedorp, A9 direction Amstelveen/ Utrecht. For further instructions see description from Amsterdam.

From direction Utrecht:
Highway A2 direction Amsterdam. Junction Holendrecht, A9 directions Amstelveen/ Schiphol/Haarlem. Exit Aalsmeer (nr. 6). At roundabout take first exit, direction Schiphol Oost. Under viaduct. At traffic lights / roundabout straight ahead to direction Schiphol Oost. First traffic lights turn right. You will see the hotel on the left hand side. Parking in the underground garage.

Registration date

The CSM Board of Management has decided that the persons entitled to attend the meeting are those listed as at 18 April 2007 in one of the Company-designated registers after recognition of all entries and deletions as at that date (registration date).

PROCEDURE FOR HOLDERS OF ORDINARY SHARES

1. Register

The register for holders of ordinary shares is the relevant CSM Shareholders' Register, which is maintained by N.V. Algemeen Nederlands Trustkantoor ANT, Amsterdam ("ANT"). This register lists the names of the shareholders as at the registration date.

2. Applications to attend the General Shareholders' Meeting

Shareholders will receive a letter from ANT regarding the application procedure. Applications must be made in writing and reach ANT before 17.30 hours on 18 April 2007. Shareholders who wish to authorize a third party to represent them at the meeting should enclose the particulars of this party when submitting their application. ANT will send out the tickets at the earliest opportunity after 18 April.

3. The above procedure also applies to persons with limited rights to shares and who are also entitled to attend the meeting.

PROCEDURE FOR HOLDERS OF DEPOSITARY RECEIPTS OF ORDINARY SHARES

1. Register

The records of the institutions affiliated to the Euroclear Nederland are designated as the (sub-)registers of holders of depositary receipts of ordinary shares. These list the names of the depositary receipt holders as at the registration date.

2. Applications to attend the General Shareholders' Meeting

Holders of depositary receipts of ordinary shares who wish to attend the CSM General Shareholders' Meeting in person or by proxy should apply in writing via their own registration institute to ABN AMRO Bank N.V., Securities Operations / Agency Services / Exchange Agency (MF 2050), Kemelstede 2, 4817 ST Breda, the Netherlands. Applications must be received by 17.30 hours on 18 April 2007. The tickets will be sent out by ABN AMRO. The institutions affiliated with Euroclear Nederland must submit a declaration to reach ABN AMRO by 12.00 hours on 23 April 2007, stating the number of depositary receipts of ordinary shares held by the respective holder on the registration date and submitted for registration.

PROCEDURE FOR HOLDERS OF DEPOSITARY RECEIPTS OF FINANCING PREFERENCE SHARES

1. Register

The register of CSM depositary receipts of financing preference shares which is maintained by ANT is the relevant register for holders of depositary receipts of financing preference shares. This register lists the names of holders of depositary receipts of financing preference shares as at the registration date.

2. Applications to attend the General Shareholders' Meeting

Holders of depositary receipts of financing preference shares will receive a letter from ANT regarding the application procedure.

PROXY VOTING AND PROCEDURE FOR VOTING INSTRUCTIONS FOR HOLDERS OF DEPOSITARY RECEIPTS OF ORDINARY AND OF FINANCING PREFERENCE SHARES

1. Proxy voting

Stichting Administratiekantoor CSM and Stichting Administratiekantoor Financieringspreferente Aandelen CSM have decided to grant proxy voting rights to holders of depositary receipts of ordinary respectively financing preference shares who are personally present or represented at the General Shareholders' Meeting on 25 April 2007.

2. Procedure for issuing voting instructions

ANT has been appointed by Stichting Administratiekantoor CSM and by Stichting Administratiekantoor Financieringspreferente Aandelen CSM as the third party to vote in accordance with the written instructions of holders of depositary receipts of financing preference shares. Holders who will not be present at the meeting can instruct ANT to vote on their behalf at the CSM General Shareholders' Meeting.
These instructions are issued by filling in a form that can be requested from ANT (Tel: +31 (0)20 5222555, Fax: +31 (0)20 5222500, e-mail: conversie@ant-trust.nl) or can also be downloaded from the website of CSM (www.csm.nl).
The completed form must reach ANT by 17.30 hours on 18 April 2007.

VOTING VIA INTERNET

Shareholders and holders of depositary receipts can also give their instructions to ANT directly via internet: www.abnamrovoting.nl
This website can also be reached through the website of CSM (www.csm.nl).

END